06014163

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genting Berhad

*CURRENT ADDRESS

PROCESSED

JUN 07 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4962 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/7/06

GENTING BERHAD
(7916-A)





annual report 2005




PRIDE OF AMERICA

Celebrating 40 years
1965-2005
GENTING





Resorts World
One of the world's leading leisure and hospitality corporations

Star Cruises
The world's first global cruise line and Asia's leading cruise operator






Indahpura

Genting Power
A fast growing regional power player in Asia

Asiatic Development
One of Malaysia's lowest cost palm oil producers and a reliable property developer

bringing you our **expertise** in

leisure & hospitality • global cruising • power • plantation • property • manufacturing • oil & gas







Genting Sanyen Paper & Packaging
Malaysia's largest integrated recycled paper and packaging manufacturer

Genting Oil & Gas
The only private Malaysian oil and gas production and exploration company



GENTING GROUP

We are a leading multinational corporation committed to enhancing shareholder value and maintaining long-term sustainable growth in our core business.

Our Mission

We will:

1. Be responsive to the changing demands of our customers and excel in providing quality products and services.

2. Be committed to innovation and the adoption of new technology to achieve competitive advantage.

3. Generate a fair return to shareholders.

4. Pursue personnel policies that recognise and reward performance and contribution of employees and provide proper training, development and opportunities for career advancement.

5. Be a responsible corporate citizen, committed to enhancing corporate governance and transparency.

THIS STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Genting Berhad, you should at once send this Statement together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad has not perused this Statement prior to its issuance, takes no responsibility for the contents of this Statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents in this Statement.

GENTING BERHAD

(7916-A)
(Incorporated in Malaysia)

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN (10) PER CENTUM OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965

The Ordinary Resolution in respect of the above Proposal will be tabled at the Thirty-Eighth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 4.15 p.m. together with the Form of Proxy are set out in the 2005 Annual Report of the Company despatched together with this Statement.

Last day and time for lodging the Form of Proxy	:	Monday, 19 June 2006 at 4.15 p.m.
Date and time of Annual General Meeting	:	Wednesday, 21 June 2006 at 4.15 p.m.

This Statement is dated 30 May 2006

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Statement:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Genting
Bursa Malaysia		Bursa Malaysia Securities Berhad (635998-W)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EPS	:	Earnings per share
Genting or Company	:	Genting Berhad (7916-A)
Genting Group or Group	:	Genting and its subsidiaries
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which Bursa Malaysia is open for trading of securities
NA	:	Net assets or total assets less total liabilities
Proposed Renewal	:	Proposed renewal of the authority to enable Genting to purchase Genting Shares for up to 10% of the issued and paid-up share capital of the Company
Genting Share(s)	:	Ordinary share(s) of RM0.50 each in Genting
RM and sen	:	Ringgit Malaysia and sen respectively

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Statement to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Statement shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF GENTING RELATING TO THE PROPOSED RENEWAL CONTAINING:

GENTING BERHAD

(Company No. 7916-A)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

30 May 2006

Directors:

Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Mohd Amin bin Osman *(Executive Director)*
Dr. R. Thillainathan *(Executive Director & Chief Operating Officer)*
Mr. Quah Chek Tin *(Executive Director)*
Tan Sri Gunn Chit Tuan *(Independent Non-Executive Director)*
Dato' Paduka Nik Hashim bin Nik Yusoff *(Independent Non-Executive Director)*
Tan Sri Dr. Lin See Yan *(Independent Non-Executive Director)*

To: The Shareholders of Genting Berhad

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 19 April 2006, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company up to ten (10) per centum of the issued and paid-up share capital of Genting.

At an AGM held on 28 June 2005, your Board obtained shareholders' approval to undertake the share buy-back of up to ten (10) per centum of the issued and paid-up share capital of Genting through Bursa Malaysia.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Thirty-Eighth AGM unless a renewal of authority of share buy-back is obtained from shareholders.

In view of the authority expiring at the conclusion of the forthcoming AGM of Genting, which will be held on Wednesday, 21 June 2006, a renewal of authority of share buy-back is sought from the shareholders for the Proposed Renewal by way of an ordinary resolution.

The purpose of this Statement is to provide you with the details of the Proposed Renewal and to seek your approval for the ordinary resolution pertaining to the Proposed Renewal to be tabled at the forthcoming AGM of Genting to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 4.15 p.m.

SHAREHOLDERS OF GENTING ARE ADVISED TO READ THE CONTENTS OF THIS STATEMENT CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED RENEWAL

2. DETAILS OF THE PROPOSED RENEWAL

2.1 The Company proposes to seek from its shareholders, a renewal of the authority to purchase up to a maximum of 70,538,000 ordinary shares of RM0.50 each in Genting representing approximately ten (10) per centum of the issued and paid-up share capital of the Company as at 2 May 2006 comprising 705,383,954 ordinary shares of RM0.50 each, on Bursa Malaysia through up to two stockbrokers. The appointment of up to two stockbrokers would be lodged with Bursa Malaysia at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Renewal at the forthcoming AGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five (25) per centum public shareholding spread as required by the Bursa Malaysia Listing Requirements. The retained profits and share premium account of the Company were RM3,573.3 million and RM111.7 million respectively, based on the audited financial statements as at 31 December 2005 and were RM3,637.4 million and RM112.2 millio based on the management accounts as at 31 March 2006.

2.3 As at 2 May 2006, the public shareholding spread of the Company was approximately 57.97%. Assuming the share buy-back of ten (10) per centum of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will be reduced to 53.31%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on Bursa Malaysia in accordance with the relevant rules of Bursa Malaysia or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable prevailing laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Genting may only purchase its own shares at a price which is not more than fifteen (15) per centum above the weighted average market price of Genting Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is:

(a) not less than the weighted average market price of Genting Shares for the five (5) market days immediately preceding the date of resale; or
(b) not less than 5% below the weighted average market price of Genting Shares for the five (5) market days immediately prior to the resale provided that:
   (i) the resale takes place no earlier than 30 days from the date of purchase; and
   (ii) the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Renewal will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of ordinary shares in Genting to be purchased and other relevant cost factors. The actual number of Genting Shares to be purchased will depend on market conditions and sentiments of Bursa Malaysia as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on Bursa Malaysia, or both, will in turn depend on the availability of, amongst others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED RENEWAL

The Proposed Renewal, if implemented, will enable the Genting Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of Bursa Malaysia and thereby support its fundamental value.

If Genting Shares purchased are subsequently cancelled, the EPS of Genting may strengthen and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on Bursa Malaysia at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Renewal is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Genting Group and of the resultant impact on its shareholders. The Board in exercising any decision to buy-back any Genting Shares will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Renewal, if implemented, may enable the Company to stabilise the supply and demand of Genting shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Genting Shares. Any cancellation of the Genting Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Renewal if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for any share buy-back. The working capital of the Group will also be affected, as any purchase of Genting Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Genting Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and its shareholders in implementing the Proposed Renewal.

5. EFFECTS OF THE PROPOSED RENEWAL

Assuming that the Company purchases up to 70,538,000 Genting Shares representing approximately ten (10) per centum of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the implementation of the Proposed Renewal on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Genting Shares purchased are cancelled, the implementation of the Proposed Renewal will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 2 May 2006	705,383,954
Implementation of Proposed Renewal	(70,538,000)
Reduced share capital	634,845,954

However, the implementation of the Proposed Renewal will not have any effect on the issued and paid-up share capital of the Company if the Genting Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the implementation of the Proposed Renewal on the shareholdings of the substantial shareholders of Genting based on the Register of Substantial Shareholders as at 2 May 2006, is as follows:

	No. of Genting Shares held							
	Before the Proposed Renewal				**After the Proposed Renewal**			
	Direct	**%**	**Indirect**	**%**	**Direct**	**%**	**Indirect**	**%**
Kien Huat Realty Sdn Bhd ("Kien Huat")	238,628,052	33.83	54,152,000^	7.68	238,628,052	37.59	54,152,000^	8.53
Parkview Management Sdn Bhd	-	-	292,780,052*	41.51	-	-	292,780,052*	46.12
Inforex Sdn Bhd	-	-	238,628,052+	33.83	-	-	238,628,052+	37.59
Info-Text Sdn Bhd	-	-	238,628,052+	33.83	-	-	238,628,052+	37.59
Dataline Sdn Bhd	-	-	238,628,052+	33.83	-	-	238,628,052+	37.59

Notes:

^ *Deemed interested through its subsidiaries*

* *Deemed interested through Kien Huat and its subsidiaries*

\+ *Deemed interested through Kien Huat*

5.3 Directors' Shareholdings

The effect of the implementation of the Proposed Renewal on the shareholdings of the Directors of Genting based on the Register of Directors' Shareholdings as at 2 May 2006 is as follows:

	<--- No. of Genting Shares held							--->
	<---Before the Proposed Renewal--->				<---After the Proposed Renewal--->			
	Direct	**%**	**Indirect**	**%**	**Direct**	**%**	**Indirect**	**%**
Tan Sri Lim Kok Thay	3,433,800	0.49	-	-	3,433,800	0.54	-	-
Tun Mohammed Hanif bin Omar	200	#	-	-	200	#	-	-
Tan Sri Mohd Amin bin Osman	134,000	0.01	-	-	134,000	0.02	-	-
Dr R. Thillainathan	-	-	-	-	-	-	-	-
Quah Chek Tin	1,000	#	-	-	1,000	#	-	-
Tan Sri Gunn Chit Tuan	-	-	-	-	-	-	-	-
Dato' Paduka Nik Hashim bin Nik Yusoff	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-

Notes:

\# *Negligible*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NA and any resultant increase in interest income of the Group.

5.5 NA

If the purchased shares are kept as treasury shares, the NA per share would decrease, unless the cost per share of the treasury shares purchased is below the NA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NA per share of the Genting Group will decrease, unless the cost per share of the purchased shares is below the NA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on Bursa Malaysia, the NA per share of the Genting Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NA of the Genting Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The implementation of the Proposed Renewal will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Renewal is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Renewal will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2005, the Company has paid an interim dividend of 10.0 sen less Malaysian Income Tax and recommended a final dividend of 19.0 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 22 February 2006. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct and indirect shareholdings of Kien Huat in Genting as at 2 May 2006 is approximately 41.51% of the issued and paid-up share capital of the Company. In the event that the share buy-back of up to approximately ten (10) per centum is carried out in full in a period of six (6) months and the shares purchased are cancelled, the percentage of shareholdings of Kien Huat in Genting would increase to approximately 46.12% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Kien Huat is unchanged.

Pursuant to the Code, a person who holds more than thirty three (33) per centum but less than fifty (50) per centum of the voting shares of a company and such person acquires in any period of six (6) months more than two (2) per centum of the voting shares of the company, the person should undertake a mandatory general offer for the remaining ordinary shares of the company not already owned by the said person. As such, the share buy-back of approximately ten (10) per centum, if carried out in full in a period of six (6) months, would increase the shareholdings of Kien Huat together with persons acting in concert with it by more than two (2) per centum and Kien Huat together with persons acting in concert with it would therefore trigger a mandatory general offer pursuant to the Code.

As at the date hereof, the Company has yet to decide on the percentage of its own shares to be purchased under the Proposed Renewal. However, the Company will ensure that the requirement of a mandatory general offer will not be triggered by Kien Huat.

Save as disclosed above, none of the other existing substantial shareholders is expected to trigger the obligation to undertake a mandatory general offer under the Code as a result of the Proposed Renewal.

7. APPROVAL REQUIRED

The Proposed Renewal is conditional upon approval from the shareholders of Genting at the forthcoming AGM to be convened.

8. PURCHASE OF GENTING SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Genting Shares in the previous twelve (12) months preceding the date of this Statement.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Renewal, none of the Directors and/or major shareholders of Genting or persons connected to them, has any interest, direct or indirect, in the Proposed Renewal or resale of treasury shares, if any.

10. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Renewal is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Renewal at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors
of **GENTING BERHAD**

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

About Genting Group



GENTING GROUP

Genting Group is Malaysia's leading multinational corporation and one of Asia's best managed companies. The Group has over 40,000 employees globally, 11,000 acres of prime resort land and more than 164,000 hectares of choice plantation land. The Group is renowned for its strong management leadership, financial prudence and sound investment discipline.

Genting Group (www.genting.com) is a collective name for Genting Berhad and its subsidiaries and associates that comprises five listed entities with a combined market capitalisation of over US$12 billion.

With its leisure and entertainment businesses ranging from land-based resorts to cruising on seas, the Group provides world-class integrated leisure and entertainment services at its best.

The Group via Genting International P.L.C. (www.gentinginternational.com), is a leading resort development specialist. It has global gaming expertise and experience in developing, operating and marketing internationally acclaimed resorts and integrated entertainment landmarks in Asia, the United Kingdom, Australia and the Americas.

Genting International owns and operates Maxims Casino Club (www.maximsclub.com), an exclusive high-end casino in London. It has equity interests in Stanley Leisure plc (one of UK's largest casino operators) and in London Clubs International (operator of casinos in the UK, Egypt and South Africa). In addition, Genting International has a joint venture with Stanley Leisure plc to develop regional casinos in the UK. More recently, Genting International acquired several prime properties within the vicinity of Maxims Casino Club in Kensington, London.

Genting was founded in 1965 by Tan Sri Lim Goh Tong. Genting's primary asset is Genting Highlands Resort (www.genting.com.my), located about 58 kilometres from Kuala Lumpur, Malaysia. This award-winning resort is now one of the world's leading integrated entertainment resorts, attracting 18.7 million visitors in 2005.

Genting Highlands Resort offers over 10,000 rooms, 60 fun rides, 170 dining and shopping outlets, mega shows, international business convention facilities and a myriad of exciting entertainment activities for all. First World Hotel, the resort's newest hotel was fully completed in December 2005 and is the world's largest hotel with 6,200 rooms.

Genting Highlands Resort is owned by Resorts World Bhd (www.resortsworld.com). In addition, Resorts World owns and manages the Awana chain of hotel resorts in Malaysia (www.awana.com.my), comprising Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort, Terengganu and Awana Porto Malai, Langkawi.

Star Cruises Limited (www.starcruises.com), is the world's third largest cruise operator and Asia-Pacific's leading cruise line. Star Cruises began its operations in 1993 in Singapore and has since expanded its presence globally - operating under internationally recognised brands of Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines and Cruise Ferries.

Backed by over 40 years of experience, management expertise and strong financials, the Genting Group has successfully expanded beyond leisure and hospitality operations to the activities of power generation, plantation, property, paper manufacturing, oil & gas and environmental-focused ventures.

Asiatic Development Bhd (www.asiatic.com.my) is one of Malaysia's lowest cost palm oil producers and a reliable property developer of several major residential and commercial properties in Malaysia. It has recently made its presence overseas with a joint venture to develop 98,300 hectares of land into oil palm plantation in Indonesia over a 10-year period.

Genting Power (www.gentingsanyen.com) is a fast growing regional power player with interests in seven power plants in China, India and Malaysia (with a total net attributable capacity of close to 1,500 MW). Its 720MW gas-fired combined cycle Kuala Langat power plant is one of the most efficient power plants in Malaysia which uses Asia's first environmental-friendly hybrid cooling tower that produces no visible plume.

Genting Sanyen Paper and Packaging is Malaysia's largest integrated recycled paper and packaging manufacturer. The Manufacturing division (www.gentingsanyen.com) recently expanded its operations to include new innovative breakthrough recycling technologies such as Genting Bio-Oil (which converts waste material such as oil palm empty fruit bunches into high-grade liquid bio-oil) and Rite Wood (which converts wood and plastic waste into wood plastic composites).

The Oil & Gas division via Genting Oil & Gas (www.gentingoil.com) is the only private Malaysian oil and gas production and exploration company. It has successfully ventured into oil production activities in China and is undertaking oil & gas exploration activities in Indonesia.

The Genting Group will continue to grow from strength to strength as a leading Asian multinational corporation.

NOTICE IS HEREBY GIVEN THAT the Thirty-Eighth Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 4.15 p.m.

AS ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2005 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM595,000 for the financial year ended 31 December 2005 (2004: RM594,000). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   i) Tun Mohammed Hanif bin Omar **(Resolution 4)**
   ii) Dr. R. Thillainathan **(Resolution 5)**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965 :

   "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 6)**

   "That Tan Sri Gunn Chit Tuan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

6. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 8)**

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

Ordinary Resolutions

7. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "THAT, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company for the time being and that the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 9)**

8. **Proposed renewal of the authority for the purchase of own shares**

   "THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by Bursa Malaysia Securities Berhad ("Bursa Malaysia") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on Bursa Malaysia upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased pursuant to this resolution does not exceed 70,538,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company as at 2 May 2006. Based on the audited financial statements for the financial year ended 31 December 2005, the Company's retained profits and share premium accounts were RM3,573.3 million and RM111.7 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of up to two (2) Participating Organisations as defined in the Bursa Malaysia Listing Requirements and the opening and maintaining of Central Depository Accounts designated as Share Buy-Back Accounts) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." **(Resolution 10)**

9. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
30 May 2006

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back are set out in the Share Buy-Back Statement of the Company dated 30 May 2006 which is despatched together with the Company's 2005 Annual Report.

Statement Accompanying Notice of Annual General Meeting

Pursuant to Paragraph 8.28 (2) of the Listing Requirements of Bursa Malaysia Securities Berhad

1. The following are the Directors standing for re-election at the Thirty-Eighth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 4.15 p.m. :

   (a) Pursuant to Article 99 of the Articles of Association of the Company

   (i) Tun Mohammed Hanif bin Omar
   (ii) Dr. R. Thillainathan

   (b) Pursuant to Section 129 of the Companies Act, 1965

   (i) Tan Sri Mohd Amin bin Osman
   (ii) Tan Sri Gunn Chit Tuan

2. Number of Board Meetings held during the financial year ended 31 December 2005 : **6**

3. Attendances of Directors at Board Meetings held during the financial year ended 31 December 2005 are set out on page 54 of this Annual Report.

4. Further details on the Directors standing for re-election at the Thirty-Eighth Annual General Meeting are set out on pages 11 to 12 of this Annual Report.

Group Corporate Structure

GENTING BERHAD
(7916-A)

and its Principal Subsidiaries and Associates
as at 18 May 2006

LEISURE & HOSPITALITY DIVISION

57.7%
RESORTS WORLD BHD*

58.5%
GENTING INTERNATIONAL P.L.C.**

58.5%
Coastbright Limited##

21%
STAR CRUISES LIMITED*^^**

57.7%
Genting Golf Course Bhd^

57.7%
First World Hotels & Resorts Sdn Bhd^

58.5%
E-Genting Holdings Sdn Bhd##

58.5%
Genting WorldCard Services Sdn Bhd##

PLANTATION DIVISION

54.5%
ASIATIC DEVELOPMENT BERHAD*

54.5%
Asiatic Tanjung Bahagia Sdn Bhd#

54.5%
Asiatic SDC Sdn Bhd#

54.5%
Asiatic Oil Mills (WM) Sdn Bhd#

54.5%
Asiatic Plantations (WM) Sdn Bhd#

PROPERTY DIVISION

54.5%
Asiatic Land Development Sdn Bhd#

100%
Oakwood Sdn Bhd

57.7%
Gentinggi Sdn Bhd^

57.7%
Kijal Resort Sdn Bhd^

54.5%
Setiamas Sdn Bhd#

POWER DIVISION

100%
Genting Power Holdings Limited

58.6%
Genting Sanyen Power Sdn Bhd

100%
Genting Power China Limited

30%
Lanco Kondapalli Power Pvt Ltd

36.3%
Aban Power Company Ltd

INVESTMENT HOLDING & MANAGEMENT SERVICES

100%
Genting Hotel & Resorts Management Sdn Bhd

100%
Awana Hotels & Resorts Management Sdn Bhd

100%
Genting Management and Consultancy Services Sdn Bhd

100%
Genting Overseas Holdings Ltd

57.7%
Resorts World Limited^

74%
Genting Lanco Power (India) Pvt Ltd

OIL & GAS DIVISION

95%
Genting Oil & Gas Limited

95%
Genting Oil & Gas (China) Limited

95%
Laila Limited

MANUFACTURING DIVISION

97.7%
Genting Industrial Holdings Limited

97.7%
Genting Sanyen Industrial Paper Sdn Bhd

97.7%
Genting Sanyen Paperboard Sdn Bhd

97.7%
Genting Bio-Oil Sdn Bhd (formerly known as Puncak Singa (M) Sdn Bhd)

97.7%
Sahabat Alam Sdn Bhd

* Listed on Bursa Malaysia Securities Berhad.
** Listed on the Singapore Exchange Securities Trading Limited and on the Euro MTF Market of the Luxembourg Stock Exchange and 54.78%-owned by Genting Overseas Holdings Ltd and 6.53%-owned by Resort World Limited.
*** Listed on The Stock Exchange of Hong Kong Limited and quoted on CLOB International, Singapore.
^ Subsidiary of Resorts World Bhd.
^^ A 36.0%-owned associate of Resorts World Bhd.
# Subsidiary of Asiatic Development Berhad.
Subsidiary of Genting International P.L.C.

Corporate Diary

2005

17 January
Announcement of the acquisition by Genting Oil Salawati Pte Ltd, an indirect 95% owned subsidiary of the Company, of a 49.99% participating interest in the Indonesia West Salawati PSC from Pearl-Oil (Salawati) Limited on 15 January 2005.

26 January
Announcement of the successful testing and placing onto production of a newly drilled development well 'ZG10-18' in the Zhuangxi Buried Hill Oilfield, China by Genting Oil & Gas (China) Limited, an indirect 95% owned subsidiary of the Company.

25 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2004.

13 April
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2004 and the Thirty-Seventh Annual General Meeting.

Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back.

6 May
Announcement of the disposal of 3,620,086 ordinary shares of 25p each in Stanley Leisure plc by Genting Overseas Holdings Limited ("GOHL"), a wholly-owned subsidiary of the Company to Palomino Limited, a wholly-owned subsidiary of Genting International P.L.C. ("Genting International"), which in turn is a subsidiary of GOHL.

13 May
Announcement of the proposed disposal by GOHL of its entire equity interest in Sedby Limited to Genting International for a consideration of USD18.4 million (approximately RM69.92 million).

27 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2005.

31 May
Notice to shareholders of the Thirty-Seventh Annual General Meeting.

23 June
Announcement of the proposed acquisitions of interests in four power plants located in China.

28 June
Thirty-Seventh Annual General Meeting.

26 August
Announcement of the Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2005.

Announcement of the Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2005.

25 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2005.

9 December
Announcement of the successful acquisitions of interest in four power plants in China from the subsidiaries of El Paso Corporation.

2006

22 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2005.

27 March
Announcement of the proposed acquisitions of the remaining 73.8% stake in Meizhou Wan Power Plant in China and a 100% stake in its project management company.

19 April
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2005 and the Thirty-Eighth Annual General Meeting.

Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2004 Final - 16.0 sen less tax	25 February 2005	8 July 2005	29 July 2005
2005 Interim - 10.0 sen less tax	26 August 2005	7 October 2005	28 October 2005
2005 Proposed Final - 19.0 sen less tax	22 February 2006	5 July 2006	28 July 2006*

* *Upon approval of Shareholders at the Thirty-Eighth Annual General Meeting.*

Corporate Information



TAN SRI LIM GOH TONG
Founder &
Honorary Life Chairman

Board of Directors



TAN SRI LIM KOK THAY
Chairman, President &
Chief Executive



TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman



TAN SRI MOHD AMIN BIN OSMAN
Executive Director



DR. R. THILLAINATHAN
Executive Director &
Chief Operating Officer



MR QUAH CHEK TIN
Executive Director



DATO' PADUKA NIK HASHIM
BIN NIK YUSOFF
Independent Non-Executive Director



TAN SRI GUNN CHIT TUAN
Independent Non-Executive Director



TAN SRI DR. LIN SEE YAN
Independent Non-Executive Director

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman, President & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Mohd Amin bin Osman
Executive Director

Dr. R. Thillainathan
Executive Director & Chief Operating Officer

Mr Quah Chek Tin
Executive Director

Mr Chong Kin Leong
Executive Vice President - Finance

Mr Justin Leong Ming Loong
Head of Strategic Investments

Mr Tan Wooi Meng
Executive Vice President - Group Secretariat and Legal

Encik Azmi bin Abdullah
Group Treasurer

AUDIT COMMITTEE

Tan Sri Gunn Chit Tuan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

Mr Quah Chek Tin
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Dr. Lin See Yan
Chairman/Independent Non-Executive Director

Tan Sri Gunn Chit Tuan
Member/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Dato' Paduka Nik Hashim bin Nik Yusoff
Chairman/Independent Non-Executive Director

Tan Sri Gunn Chit Tuan
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

GENTING BERHAD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 7916-A

REGISTERED OFFICE

24th Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (603) 2178 2288/2333 2288
Fax : (603) 2161 5304
E-mail : gbinfo@genting.com

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (603) 2178 2288/2333 2266
Fax : (603) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(28 December 1971)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMPAGE

www.genting.com

Tan Sri Lim Kok Thay (Malaysian, aged 54), appointed on 17 August 1976, is the Chairman, President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He attended the advanced management programme of Harvard Business School, Harvard University in 1979. He is also the Chairman, President & Chief Executive of Resorts World Bhd ("Resorts World"), the Joint Chief Executive and a Director of Asiatic Development Berhad ("Asiatic") and the Executive Chairman of Genting International P.L.C. ("Genting International").

In addition, he sits on the Boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds a total of 3,433,800 ordinary shares in the Company, 50,000 ordinary shares in Resorts World, 144,000 ordinary shares in Asiatic and 20,000 ordinary shares in Genting International; and has a share option to subscribe for 1,000,000 ordinary shares in the Company, a share option to subscribe for 750,000 ordinary shares in Resorts World, a share option to subscribe for 825,000 ordinary shares in Asiatic and a share option to subscribe for 5,000,000 ordinary shares in Genting International.

Tan Sri Lim is a Director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR only by virtue of being a beneficiary of the Lim Kok Thay Trust which owns 60% of the non-voting preference shares in KHR.

Tan Sri Lim is the Chairman, President and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 67), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board.

He is also the Deputy Chairman of Resorts World Bhd ("Resorts World") and the Chairman on the Board of public-listed General Corporation Berhad. He is a Director of AMMB Holdings Berhad, AMFB Holdings Berhad, Fullmark Manufacturing Bhd and AmBank (M) Berhad (formerly known as AmFinance Berhad). He is the President of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 200 ordinary shares in the Company and 1,000 ordinary shares in Resorts World; and has a share option to subscribe for 500,000 ordinary shares in the Company and Resorts World respectively and a share option to subscribe for 1,000,000 ordinary shares in Genting International P.L.C.

Tan Sri Mohd Amin bin Osman (Malaysian, aged 78), appointed on 12 May 1986, was appointed an Executive Director on 1 May 2003 upon the expiry of his consultancy contract with the Company on 30 April 2003. He is also the Chairman of Asiatic Development Berhad ("Asiatic").

He had a distinguished career with the Royal Malaysian Police Force for a period of over 36 years where he retired as the Acting Inspector General of Police, Malaysia. In between, he had served as Deputy Commissioner of Police, Sabah; Brigade Commander, Police Field Force, East Malaysia; Chief of City Police, Kuala Lumpur; and Director of the Special Branch, Malaysia. He has won various awards including the Panglima Setia Mahkota and Sri Indera Mahkota Pahang. He also sits on the Board of Shangri-la Hotels (Malaysia) Berhad.

Tan Sri Mohd Amin holds 134,000 ordinary shares in the Company, 122,000 ordinary shares in Resorts World Bhd and 164,000 ordinary shares in Asiatic; and has a share option to subscribe for 374,000 ordinary shares in the Company, a share option to subscribe for 825,000 ordinary shares in Asiatic and a share option to subscribe for 1,000,000 ordinary shares in Genting International P.L.C.

Dr. R. Thillainathan (Malaysian, aged 61), appointed on 15 January 2003, is an Executive Director & Chief Operating Officer. He holds a Class 1 Honours in Bachelor of Arts (Economics) Degree from the University of Malaya, obtained his Masters and PhD in Economics from the London School of Economics and is a Fellow of the Institute of Bankers Malaysia. He has been with the Genting Group since 1989 and also holds directorships in other companies within the Group. He also sits on the Boards of Petronas Dagangan Berhad and Bursa Malaysia Berhad. Dr. R. Thillainathan has extensive years of experience in finance and banking. He is the immediate past President of Malaysian Economic Association.

Dr. R. Thillainathan has a share option to subscribe for 186,000 ordinary shares in the Company and a share option to subscribe for 1,500,000 ordinary shares in Genting International P.L.C.

Mr Quah Chek Tin (Malaysian, aged 54), appointed on 12 April 1999, is an Executive Director. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales.

He is also an Executive Director & Chief Operating Officer of Resorts World Bhd ("Resorts World") and a Director of Asiatic Development Berhad.

He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company and Resorts World respectively and has a share option to subscribe for 374,000 ordinary shares in the Company and a share option to subscribe for 1,500,000 ordinary shares in Genting International P.L.C.

Dato' Paduka Nik Hashim bin Nik Yusoff (Malaysian, aged 68), appointed on 8 June 1979, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from Melbourne University and also a Masters Degree in Public Administration from Harvard University, USA. He has been in the banking industry for more than 30 years. He is the Chairman of Utama Banking Group Berhad and sits on the Boards of Malayan United Industries Berhad, UBG Enterprise Bhd, CMS Trust Management Berhad and Rashid Hussain Berhad.

Dato' Paduka Nik Hashim bin Nik Yusoff has a share option to subscribe for 1,000,000 ordinary shares in Genting International P.L.C.

Tan Sri Gunn Chit Tuan (Malaysian, aged 77), appointed on 6 July 1994, is an Independent Non-Executive Director. He is the former Chief Justice of Malaya from where he retired on 20 May 1994. He holds a Master of Arts Degree, a Bachelor of Laws (Honours) Degree (redesignated as LLM in 1985) from University of Cambridge and is a Barrister-at-Law from Lincoln's Inn. He has been awarded both the Panglima Mangku Negara and Panglima Setia Mahkota and was recently conferred the Doctor of Science (Honorary) by University Putra Malaysia.

Tan Sri Gunn Chit Tuan has a share option to subscribe for 1,000,000 ordinary shares in Genting International P.L.C.

Tan Sri Dr. Lin See Yan (Malaysian, aged 66), appointed on 28 November 2001, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Dr. Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Dr. Lin was Chairman/President and Chief Executive Officer of Pacific Bank Group and for 14 years since 1980, was the Deputy Governor of Bank Negara Malaysia, having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member, Asian Financial Regulatory Shadow Committee based in the United States of America.

He is Chairman Emeritus of the Council of the Graduate School Alumni Association at Harvard University and Member, Visiting Committee on Asian Studies as well as Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President of the Harvard Club of Malaysia and its Foundation. Tan Sri Dr. Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore and Indonesia, including as Independent Director of Resorts World Bhd, Ancom Berhad, Fraser & Neave Holdings Berhad, Wah Seong Corporation Berhad, Jobstreet Corporation Berhad and Kris Assets Holdings Berhad.

Tan Sri Dr. Lin See Yan has a share option to subscribe for 1,000,000 ordinary shares in Genting International P.L.C.

Attendance at Board Meetings

The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 54 of this Annual Report.


Chairman's Statement
"We are committed to grow from
strength to strength
and achieve greater success."

On behalf of the Board of Directors, I am pleased to present to you the Annual Report and Audited Financial Statements of the Genting Group of Companies ("Genting Group" or "Group") for the financial year ended 31 December 2005.

PERFORMANCE REVIEW

The Malaysian economy posted a healthy GDP growth of 5.3% in 2005, despite global challenges such as rising oil prices and higher interest rates. In tandem with the nation's economic growth, the Group registered a stronger performance in 2005.

The Group's revenue increased by 17% to a record high of RM5.5 billion in 2005 (2004: RM4.6 billion). The Group's profit before tax rose by 37% to surpass the RM2 billion mark, registering a record high of RM2.4 billion in 2005 (2004: RM1.8 billion).

The stronger performance in 2005 was mainly attributable to higher contribution from the Leisure & Hospitality, Oil & Gas and Property Divisions.

The higher revenue and profit from the Leisure & Hospitality Division were primarily due to higher visitor arrivals and increased volume of the leisure gaming business. The Property Division benefited mainly from higher progress billings of properties sold in 2005 while the Oil & Gas Division gained from the higher average oil prices and increased production during the year.

The Plantation Division recorded lower revenue and profit due to lower selling prices of palm products in 2005 while the Power Division's lower revenue and profit were mainly due to fewer days of operations, arising from major inspections on all the gas turbines and maintenance work in its Malaysian Kuala Langat power plant. The Manufacturing Division generated higher revenue arising from higher selling prices of its products but registered lower profit mainly due to higher cost of production, repair and maintenance works.

The Group's profit from jointly controlled entities and associates increased by 32% to RM45.8 million in 2005. This included a share of profit of RM15.4 million from Star Cruises Limited ("Star Cruises"), compared to RM12.8 million in 2004. In addition, the Group's profit in 2005 included a one-off gain of RM136.7 million arising from the dilution of the Group's shareholding in Genting International P.L.C. ("Genting International") and a one-off investment gain of RM113.5 million.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2005 RM million	2004 RM million	Change %
Operating revenue	5,454.1	4,647.0	17
Profit before taxation	2,439.3	1,777.8	37
Profit after taxation	1,811.7	1,434.1	26
Net profit for the year	1,247.0	928.0	34
Shareholders' equity	9,002.0	7,868.5	14
Total assets employed	18,491.3	16,596.5	11
Basic earnings per share [sen] *	176.95	131.76	34
Diluted earnings per share [sen] *	176.05	131.32	34
Net dividend per share [sen]	20.88	17.28	21
Dividend cover [times] *	8.5	7.6	12
Net assets per share [RM]	12.76	11.17	14
Net tangible assets per share [RM]	12.56	11.15	13
Return (after tax and minority interests) on average shareholders' equity [%]	14.78	12.45	19

* *Computed based on profit after taxation and minority interest.*

PROFIT BEFORE TAXATION


RM million
2,500
2,000
1,500
1,000
500
0
1,034.6
1,559.5
1,562.3
1,777.8
2,439.3
2001
2002
2003
2004
2005

TOTAL ASSETS EMPLOYED


RM million
20,000
18,000
16,000
14,000
12,000
10,000
8,000
10,230.0
11,445.8
14,207.4
16,596.5
18,491.3
2001
2002
2003
2004
2005

BASIC EARNINGS PER SHARE


Sen
200
150
100
50
0
64.20
107.41
101.34
131.76
176.95
2001
2002
2003
2004
2005

NET TANGIBLE ASSETS PER SHARE


RM
14
12
10
8
6
4
8.18
9.12
10.00
11.15
12.56
2001
2002
2003
2004
2005

DIVIDENDS

It is the intention of the Group to maintain a reasonable balance between dividend payouts and the setting aside of funds for financial prudence as well as for future business expansion. An interim dividend of 10.0 sen per share less 28% tax, amounting to RM50.7 million was paid on 28 October 2005. In line with the overall improved performance of the Group, the Board has recommended an increase in the final gross dividend for 2005 to 19.0 sen per share from 16.0 sen per share in the previous financial year, less income tax of 28%.

The final dividend amounting to RM96.5 million will require the approval of shareholders at the forthcoming Thirty-Eighth Annual General Meeting. Total gross dividend per share for 2005 would increase to 29.0 sen from 24.0 sen in the previous year.

BUSINESS DEVELOPMENTS

As one of Asia's best-managed and leading multinationals, the Genting Group is committed to strengthen and grow its core businesses. 2005 was a special and memorable year as the Genting Group celebrated its 40th anniversary. It was another exciting year as the Group charted several milestone achievements and executed key corporate exercises to position itself for further growth.

Genting Highlands Resort, the crown jewel of the Group's **Leisure & Hospitality Division**, was awarded the ***World's Leading Casino Resort*** and ***Asia's Leading Casino Resort*** by World Travel Awards 2005. This stands as a testimony of its world-class service excellence and global recognition. As much as the Group is proud and honoured with these accolades, Genting Highlands Resort is more than just a casino resort. It is a 'city of entertainment' and one of Malaysia's iconic tourist destinations.

Genting Highlands Resort is an integrated leisure and entertainment resort which caters to all market segments of the leisure and hospitality industry - ranging from indoor and outdoor theme parks, mega entertainment shows and events, shopping, food, spa, golfing, cable car rides, eco-nature activities and many more. The integrated resort attracted a new record high of 18.7 million visitors in 2005.

It has been a wonderful year of celebrations with ***Genting - City of Entertainment*** providing fun and memorable moments for all. A record total of 988 show days were attained in 2005, showcasing world-class entertainment and star-studded concerts while entertaining more than 800,000 patrons. Superb performances from internationally acclaimed artistes including Robin Gibb, Michael Bolton, Engelbert Humperdinck, Sheena Easton, Laura Fygi, Michael Learns to Rock and all-time classics such as The Platters were held at the integrated resort. Visitors, both the young and the adults, were entertained with West-End musicals such as *Oliver* and stunt extravaganzas like the *"Xtreme"* and *"Xtreme II"*.

First World Hotel & Plaza, Malaysia's largest and highest hotel, shopping and entertainment plaza recorded another milestone achievement in 2005. Tower 2 of First World Hotel, comprising about 3,000 rooms was completed in December 2005. With this completion, I am pleased to announce that First World Hotel is now the **world's largest hotel** with 6,200 rooms.

Maxims Club was further enhanced with 6-star accommodation and premium services in 2005. Four floors of Genting Hotel were converted into Maxims club rooms and mega suites. *Maxims Residences*, located on the 17th and 18th floor of Genting Hotel, features a 13,000 square feet *Royal Suite* with luxurious and state-of the-art facilities. The elegantly designed *M Spa & Fitness*, which offers the latest gym equipment and a variety of spa treatments, has become a favourite place to de-stress and relax. These facilities further entrenched Maxims Club as the No. 1 choice for premium customers of the Resort to enjoy the finest of luxury comfort.

The Division has constantly upgraded the road and infrastructure to ensure that visitors are able to travel to Genting Highlands Resort safely and comfortably. The 4.5-kilometre two-lane bypass road between the hilltop and Chin Swee Caves temple, which works began in 2004, was completed in August 2005. This road serves as an alternative route to the hilltop of the integrated resort and eases traffic flow during peak visitor seasons. The construction of a new residential staff complex began in May 2005 to cater to the increasing staff population and is scheduled for completion in 2007.

To date, the Leisure & Hospitality Division has invested over RM5 billion to develop Genting Highlands Resort and the Group is committed to reinvest for continuous improvements.

During the year, **Genting Theme Park** won the ***Best Family Resort*** award at the Hospitality Asia Platinum Awards 2005-2006. This prestigious award further reinforces the popularity of the Resort and the high standard of its services and products. In addition, Genting Theme Park became the first theme park in the region to be certified with the Quality Management System Standards ISO 9001:2000 from Lloyd's Register Quality Assurance Ltd.

Genting Theme Park will continue to emphasise on a '3E' strategy of Exciting, Extreme and Extraordinary. Its thrill rides, including the latest *Flying Coaster*, Asia's first hang gliding roller coaster, have proven to be very popular in attracting millions of visitors every year. Another exciting new attraction is the *4D Motion Master Theater*, the first of its kind in Malaysia.

The Division introduced new and trendy dining concepts and refurbished outlets to provide a wider range of food and dining experience in 2005. *Coffee Terrace*, *Resort Café* and *Restoran Kampong* were re-conceptualised to exude a modern and refreshing ambience for the dining pleasure of its patrons. *The Olive*, the Resort's trendy and contemporary fine dining restaurant, won the ***Restaurant Of The Year*** award at the Hospitality Asia Platinum Awards in November 2005.

The Group via Genting International, assumed operational control of **Maxims Casino Club, London** in January 2005 and have embarked on a programme to improve its business efficiency, systems and controls. At the same time, Genting International pursued a gradual re-investment programme to refurbish the club premises and to undertake a reinvigorated marketing programme underpinned by close liaison wherever possible with Maxims Genting Highlands, Malaysia. Overall, the performance of Maxims Casino Club, London in 2005 was satisfactory.

On 3 February 2006, the Group via Genting International, expanded its presence in London by acquiring interests in three **Kensington-based properties,** namely 99-121 Kensington High Street, 1 Derry Street and 25 Kensington Square. The properties were acquired for a total value of £109.4 million by a joint venture company, 808 Holdings Pte Ltd in which Genting International has a one-third interest. The remaining interests are held by two other partners linked to CapitaLand Ltd and HPL Properties Limited. Each partner has a one-third interest respectively.

WorldCard, the Group's customer loyalty programme which is managed by eGENTING, grew to nearly 2.0 million members in 2005. An agreement with Star Cruises in January 2004 enabled WorldCard to jointly develop and grow the loyalty programme together. WorldCard members can enjoy cross-border values and recognition at some 270 merchants covering over 1,500 outlets in Malaysia, Singapore and Hong Kong from the leisure, dining, retail and entertainment segments.

The **Awana** chain of hotels and resorts with its innovative marketing promotions and great services performed well in 2005, despite the overall lower tourist arrivals to beachfront resorts in Malaysia due to concerns arising from the tsunami disaster in the Indian Ocean in December 2004. For a second consecutive year, Awana Kijal Golf, Beach & Spa Resort in Terengganu was named the ***No. 1 Resort in the East Coast*** in 2005 by the Hospitality magazine.

The Group's associate, **Star Cruises** won the award for ***Best Cruise Operator in Asia-Pacific*** for a ***record eighth time*** at the TTG Travel Awards 2005. In September 2005, Star Cruises extended its Asian operations to include India with the SuperStar Libra setting its pioneer homeport operations in Mumbai - a first in the cruise industry in India. SuperStar Libra offers regular and special cruises to destinations along the west coast of India. For the summer of 2006, which coincides with the monsoon months in the west coast of India, ***SuperStar Libra*** will be temporarily deployed to the Eastern Mediterranean and homeported in Valetta, Malta.

Star Cruises continued its fleet renewal strategy in 2005. It took delivery of two new vessels, the ***Pride of America*** and the ***Norwegian Jewel*** in June and August 2005 respectively. In April 2006, it took delivery of another new vessel, the ***Pride of Hawaii.*** Star Cruises is expected to take delivery of another two new vessels, the ***Norwegian Pearl,*** which is expected to be delivered in the later part of 2006 and ***Norwegian Gem*** in 2007. These new ships joining the fleet will excite the market with their innovative design and state-of-the-art features.

The **Power Division's** 36.26% owned 113MW **Aban** power plant in India commenced operations in August 2005. This power plant and together with the Division's 30% owned ***Lanco Kondapalli*** power plant in India, have contributed positively to the Group's earnings. With the acquisition of the four power plants in China, the Division now has seven power plants located in China, India and Malaysia with a total net attributable capacity of close to 1,500MW. The Division will soon be completing the acquisition of its first 100% owned power plant, which is the ***Meizhou Wan*** power plant in China. These power plants will be the platform for the Group to grow its presence as a strong regional power player in Asia.

The **Plantation Division** recorded improved yields and higher oil palm production but was weighed down by the lower palm oil prices in 2005. The improved yields were recorded, especially from the Division's oil palm estates in Sabah, East Malaysia. During the year, the Division continued with its oil palm planting activities on the land acquired in recent years. The Division planted 1,851 hectares of land in ***Asiatic Jambongan Estate*** in 2005 and is expected to plant another 1,469 hectares in 2006. Further planting of its land would continue over the next few years. At present, the Division owns six oil mills with a total milling capacity of 255 tonnes per hour. The Division is planning to construct another oil mill of 30 tonnes per hour capacity at its ***Asiatic Indah Estate,*** in anticipation of the surge in production as sizeable new areas come into maturity in the coming years.

The **Property Division** had a commendable performance in 2005 despite moderate property market sentiment in the areas of its property projects in Malaysia. The Division, with well-designed housing features, innovative marketing and promotional strategies, recorded better performances from ***Asiatic Indahpura,*** the Division's flagship project in Kulai, Johor and from the new launches of ***Asiatic Cheng Perdana*** in Melaka.

The Paper and Packaging business under the **Manufacturing Division** continued to benefit from improved demand and higher average selling prices in paper and corrugated products achieved in 2005. This environmentally focused Division is committed to research and development and has invested in start-up ventures. These ventures apply new recycling-based technologies to create and manufacture new innovative products such as ***Genting Bio-Oil*** and ***Rite Wood.***

Genting Bio-Oil was officially launched in August 2005 in conjunction with the Genting Group's 40th Anniversary. This new product uses a breakthrough Pyrolysis technology to commercially produce Malaysia's first bio-oil from bio mass, by converting waste material such as oil palm fruit bunches into high grade liquid bio-oil. Genting Bio-Oil is a source of renewable energy that can be used as a substitute for fuel oil and diesel to generate heat and electricity. Its future applications include the use of bio-oil as a transportation fuel and the extraction of chemicals for industrial purposes. The Group is optimistic that these new ventures will create and capture new market segments and have tremendous growth potential.

The **Oil & Gas Division,** which operates the onshore ***Zhuangxi Buried Hill Oilfield*** in Shandong Province, China, produced 192,896 tonnes (1.32 million barrels) of oil (wellhead production) in 2005. This was a significant production increase from previous years and we expect this level or even higher production to be maintained for the next few years.

In Indonesia, the Division has interests in three Production Sharing Contracts ("PSCs") currently undertaking exploration, namely the ***Anambas, Northwest Natuna*** and the ***West Salawati PSCs.*** During 2005, 3D seismic surveys were acquired and processed in the offshore Anambas and Northwest Natuna blocks (both operated with 100% interests). In mid 2006, three exploration wells will be drilled within these two South China Sea blocks. A 49.99% interest in the West Salawati PSC in West Papua was acquired by the Division on 15 January 2005, for which new seismic surveys and one exploration well are planned for 2006.

The Division continued to monitor developments at the Muturi PSC and the Tangguh Liquefied Natural Gas ("LNG") project. Its subsidiary Laila Limited has retained rights (a deferred consideration) to long-term cash flows from the Muturi PSC and the Tangguh LNG project. The deferred consideration and construction of the Tangguh LNG plant and two Vorwata Field production platforms are on course to be on stream by the end of 2008, at which time the monthly deferred consideration payments will begin. These are expected to last for the duration of the Muturi PSC, which has been extended by BPMIGAS, Indonesia's oil and gas regulatory body, until the end of 2035.

CORPORATE DEVELOPMENTS

During the year, the Group successfully undertook a series of strategic acquisitions and capital raising exercises to strengthen the Group's existing businesses and to increase its presence globally.

On 12 January 2005, the Group via Genting International acquired 100% of ***Maxims Casino Club,*** one of a select number of high-end casinos in London, UK. Subsequently, 50% interest of Maxims Casino Club was sold to Stanley Leisure plc as part of a joint venture arrangement with the latter to develop regional casinos in the UK. On 9 March 2006, Genting International re-acquired the aforesaid 50% interest for £8.5 million. Genting International now fully owns and operates Maxims Casino Club, London.

In April 2005, the renounceable rights issue offering in which Genting International undertook in November 2004 was completed. The funds raised from the rights issue enabled Genting International to repay all its outstanding loans in 2005.

During the year, the Group rationalised its overseas leisure and gaming related businesses under the corporate umbrella of its subsidiary Genting International. As part of this rationalisation strategy, Genting International acquired a 2.8% equity stake in Stanley Leisure plc from Genting Berhad and a 11.9% equity stake in London Clubs International ("LCI") from Resorts World Bhd in May 2005. Genting International currently has a 20% equity interest in Stanley Leisure plc, one of UK's largest casino operators and a 29.8% equity interest in LCI, a reputable operator of casinos in the UK, Egypt and South Africa. These stakes are part of the Group's portfolio of strategic investments, primarily in shares of listed companies in the leisure, hospitality and gaming industries. Genting International is now one of the largest foreign investors in the UK gaming market.

In June 2005, the Group further restructured Genting International via Genting International's acquisition of a 100% stake in E-Genting Holdings Sdn Bhd, the holding company of eGENTING from the Group. This rationalisation will enable Genting International to spearhead the Group's strategic position in the gaming industry in the UK and strengthen the Group's position as a leading global leisure and hospitality corporation.

In April 2005, the Government of Singapore gave its approval to proceed with the development of two integrated resorts at the Marina Bay and Sentosa sites respectively. Genting International is one of the four remaining bidders for the Marina Bay site. Genting International will work closely with other international leisure and entertainment brand partners for its proposed integrated resorts development. One of the brand partners is Universal Parks and Resorts, a leading theme park operator that develops the world - renowned Universal Studios theme parks.

On 29 March 2006, Genting International and Star Cruises jointly submitted a proposal to the Singapore Tourism Board for the development of a world-class iconic integrated resort at the Marina Bay site. The Genting International and Star Cruises partnership with equity stakes of 75% and 25% respectively, plans to invest more than S$5 billion for the development of this unique integrated resort.

The iconic proposal will be known as the ***Singapore Entertainment & Events Destination*** ("S.E.E.D"). If selected, S.E.E.D will be destined to be Asia's must-visit destination for entertainment, business and unique experience. The winner of this bid will be announced by mid 2006.

On 2 December 2005, the ***Genting International Initial Public Offer*** ("IPO") was successfully launched in Singapore and raised about S$350 million in gross proceeds. Genting International was listed on the Main Board of the Singapore Exchange ("SGX") on 12 December 2005. The funds raised will further strengthen the financial standing of Genting International and ensure that the Group is well positioned to tap on new opportunities in the leisure, hospitality and gaming industries.

The **Power Division** achieved a significant milestone when it acquired four power plants in China in 2005. The acquisitions for a 26.2% interest in 724MW ***Meizhou Wan*** power plant, a 60% interest in 109MW ***Suzhou*** power plant, an 80% interest in 76MW ***Nanjing*** power plant and a 60% interest in 42MW Wuxi power plant for US$70 million began in June 2005 and were completed on 8 December 2005. The Division will soon be completing the acquisition of the remaining 73.8% interest in Meizhou Wan and a 100% interest in its project management company for about US$155.3 million.

The **Plantation Division** will soon achieve another significant milestone for the Group when its proposed joint venture with an Indonesian partner in June 2005 to acquire and develop some 98,300 hectares of jungle land in West Kalimantan, Indonesia, is completed. This would be the Division's first oil palm plantation development venture outside Malaysia. The acquisition of the joint venture's first parcel of land measuring 14,500 hectares is scheduled for completion in the second quarter of 2006.

CORPORATE SOCIAL RESPONSIBILITY

The Group strongly embraces its corporate social responsibility and extends its support towards various charitable bodies, non-governmental organisations, sports associations and other worthy causes in the country.

The Group donated more than RM3.5 million to the tsunami-related disaster aid funds. In striving to improve healthcare in Malaysia, the Group donated RM1 million to PRIDE, an organisation that aims to increase awareness and improve health standard and treatment of breast cancer in Malaysia and RM108,600 to Mercy Malaysia Organisation, a medical relief organisation. Other worthy causes included a donation of RM 700,000 to the Yayasan Budi Penyayang Malaysia, a charitable foundation that fosters family values.

PROSPECTS

The Genting Group will remain vigilant in developing effective and competitive strategies to further strengthen its business activities. The various positive developments in the leisure, entertainment and gaming industries in the UK and the Asian region as well as in the power, plantation and oil & gas industries present opportunities for the Group to continue expanding its presence globally.

With an experienced management team, financial strength and a sound track record, the Group is confident of building new income streams that will secure long-term growth and enhance value for our shareholders.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank our stakeholders including our customers, shareholders, business associates and various authorities for your continued confidence in our Group. I would like to commend and thank my Management and Staff for their relentless dedication and hard work in making all our achievements in 2005 possible. The Genting Group was named the ***No. 1 leading company in Malaysia*** by Asian Wall Street Journal for an impressive tenth year in January 2005.

My gratitude is extended to our distinguished fellow members of the Board, who have always been supportive and provided valuable insights to the Group throughout the year.

Over the last four decades, the Group has grown and contributed positively to the nation's economic development. In celebrating Genting's 40th Anniversary in 2005, I would like to take this opportunity to honour our Founder and Honorary Life Chairman Tan Sri Lim Goh Tong, who was acknowledged as the ***Travel Entrepreneur of the Year*** at the Travel Trade Gazette Awards 2005. This special award pays tribute to our Founder's outstanding achievements and positive contributions to the tourism and travel industry in this region.

I was also humbled and honoured to receive the award as the ***Most Outstanding Hospitality Developer*** at the Hospitality Asia Platinum 2005. These awards of excellence are a great acknowledgement of our efforts and contributions to the nation and the tourism industries.

I pledge to dedicate my work to further grow and achieve greater heights of success for the Genting Group.

TAN SRI LIM KOK THAY
Chairman
18 May 2006

Penyata Pengerusi

"Kita bertekad untuk mengukuhkan kekuatan demi mencapai lebih kejayaan."

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan yang telah Diaudit bagi Kumpulan Syarikat-Syarikat Genting ("Kumpulan" atau "Kumpulan Genting") untuk tahun kewangan berakhir 31 Disember 2005.

KAJIAN PRESTASI

Ekonomi Malaysia telah mencapai kadar pertumbuhan Keluaran Dalam Negara Kasar (KDNK) yang mantap iaitu 5.3% dalam 2005, walaupun menghadapi pelbagai cabaran dunia seperti kenaikan harga minyak dan kenaikan kadar faedah. Sejajar dengan pertumbuhan ekonomi negara, Kumpulan telah mencatatkan satu prestasi yang lebih baik dalam tahun 2005. Perolehan Kumpulan telah meningkat sebanyak 17% untuk mencatat satu paras rekod tertinggi yang baru iaitu sebanyak RM5.5 bilion dalam 2005 (2004: RM4.6 bilion). Keuntungan sebelum cukai Kumpulan telah meningkat sebanyak 37% untuk melebihi tahap RM2 bilion, dengan mencatatkan satu rekod tertinggi iaitu sebanyak RM2.4 bilion dalam 2005 (2004: RM1.8 bilion).

Prestasi yang lebih baik dalam 2005 adalah terutamanya didorong oleh peningkatan sumbangan-sumbangan daripada Bahagian-bahagian Peranginan & Keraian, Bahagian Minyak & Gas dan Hartanah. Peningkatan perolehan and keuntungan daripada Bahagian Peranginan dan Keraian terutamanya didorong oleh ketibaan para pengunjung dan jumlah perniagaan permainan yang lebih tinggi. Bahagian Hartanah telah manfaat terutamanya daripada aliran perolehan yang lebih tinggi bagi hartanah jualannya dalam 2005 sementara Bahagian Minyak dan Gas telah manfaat daripada harga-harga purata minyak yang lebih tinggi dan hasil keluaran yang meningkat dalam tahun tersebut.

SOROTAN KEWANGAN

Tahun Berakhir 31 Disember	2005 RM Juta	2004 RM Juta	Beza %
Perolehan operasi	5,454.1	4,647.0	17
Untung sebelum cukai	2,439.3	1,777.8	37
Untung selepas cukai	1,811.7	1,434.1	26
Untung bersih bagi tahun semasa	1,247.0	928.0	34
Ekuiti pemegang saham	9,002.0	7,868.5	14
Jumlah aset diguna	18,491.3	16,596.5	11
Perolehan asas sesaham [sen] *	176.95	131.76	34
Perolehan bersih sesaham [sen] *	176.05	131.32	34
Dividen bersih sesaham [sen]	20.88	17.28	21
Liputan dividen [times] *	8.5	7.6	12
Aset bersih sesaham [RM]	12.76	11.17	14
Aset ketara bersih sesaham [RM]	12.56	11.15	13
Pulangan (selepas cukai dan kepentingan minoriti) per purata ekuiti pemegang saham [%]	14.78	12.45	19

* *Dikira berasaskan untung selepas cukai dan kepentingan minoriti.*

UNTUNG SEBELUM CUKAI


RM juta
2,500
2,000
1,500
1,000
500
0
1,034.6
1,559.5
1,562.3
1,777.8
2,439.3
2001
2002
2003
2004
2005

JUMLAH ASET DIGUNA


RM juta
20,000
18,000
16,000
14,000
12,000
10,000
8,000
10,230.0
11,445.8
14,207.4
16,596.5
18,491.3
2001
2002
2003
2004
2005

PEROLEHAN ASAS SESAHAM


Sen
200
150
100
50
0
64.20
107.41
101.34
131.76
176.95
2001
2002
2003
2004
2005

ASET KETARA BERSIH SESAHAM


RM
14
12
10
8
6
4
8.18
9.12
10.00
11.15
12.56
2001
2002
2003
2004
2005

Bahagian Perladangan telah mencatatkan perolehan dan keuntungan yang lebih rendah akibat daripada harga jualan produk-produk kelapa sawit yang lebih rendah dalam 2005, sementara perolehan and keuntungan yang lebih rendah untuk Bahagian Janakuasa adalah disebabkan terutamanya oleh jumlah hari operasi yang berkurangan akibat daripada pemeriksaan-pemeriksaan utama ke atas kesemua turbin-turbin gas dan kerja penyelenggaraan loji janakuasanya di Kuala Langat, Malaysia.

Bahagian Perkilangan telah merekodkan peningkatan dalam perolehannya yang didorong oleh harga jualan produk-produknya yang lebih tinggi, tetapi telah mencatatkan keuntungan yang lebih rendah akibat terutamanya oleh kos pengeluaran, kerja-kerja pembaikan and penyelenggaraan yang meningkat.

Keuntungan Kumpulan daripada entiti-entiti kawalan bersama dan sekutu-sekutunya telah meningkat sebanyak 32% kepada RM45.8 juta dalam tahun 2005. Ini termasuk keuntungan sebanyak RM15.4 juta daripada Star Cruises Limited ("Star Cruises"), berbanding dengan RM12.8 juta dalam tahun 2004. Tambahan, keuntungan Kumpulan dalam tahun 2005 juga termasuk keuntungan sekali sebanyak RM136.7 juta hasil daripada pencairan pegangan saham Kumpulan dalam Genting International P.L.C. ("Genting International") dan keuntungan pelaburan sekali sebanyak RM113.5 juta.

DIVIDEN

Kumpulan berhasrat untuk mengekalkan keseimbangan yang munasabah di antara dividen-dividen yang dibayar dengan dana-dana yang diperuntukkan bagi tabung kewangan demi perkembangan perniagaan di masa hadapan. Dividen interim sebanyak 10.0 sen sesaham tolak cukai 28%, berjumlah RM50.7 juta telah dibayar pada 28 Oktober 2005. Sejajar dengan prestasi keseluruhan Kumpulan yang lebih baik, Lembaga Pengarah telah mencadangkan untuk menaikkan dividen kasar akhir dalam tahun 2005 kepada 19.0 sen sesaham daripada 16.0 sen sesaham dalam tahun kewangan sebelumnya, tolak cukai pendapatan sebanyak 28%.

Dividen akhir yang berjumlah RM96.5 juta akan memerlukan kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ke-38 yang akan datang. Jumlah dividen kasar sesaham untuk tahun 2005 akan meningkat kepada 29.0 sen daripada 24.0 sen dalam tahun sebelumnya.

PEMBANGUNAN PERNIAGAAN

Sebagai salah satu korporat antarabangsa yang terkemuka dan yang berpengurusan terbaik di Asia, Kumpulan Genting bertekad untuk mengukuhkan dan mengembangkan perniagaan-perniagaan asasnya. 2005 merupakan satu tahun yang istimewa dan penuh dengan detik kenangan manis kerana Kumpulan Genting telah meraikan perayaan ulang tahun yang ke-40. Ia merupakan satu lagi tahun yang memberangsangkan kerana Kumpulan telah mencatatkan beberapa pencapaian unggul dan telah melaksanakan usaha-usaha korporat yang penting demi menempatkan diri untuk perkembangan selanjutnya.

Genting Highlands Resort, iaitu permata mahkota untuk **Bahagian Peranginan dan Keraian** telah dianugerahkan sebagai ***Resort Kasino Terkemuka di Dunia (World's Leading Casino Resort)*** dan ***Resort Kasino Terkemuka di Asia (Asia's Leading Casino Resort)*** oleh World Travel Awards 2005. Ini merupakan satu testimoni terhadap kecemerlangan perkhidmatannya dan pengiktirafan bertaraf dunia. Walaupun Kumpulan berbangga dengan anugerah-anugerah ini, Genting Highlands Resort adalah lebih daripada hanya sebuah resort kasino. Ia adalah 'kota raya hiburan' dan salah satu destinasi pelancongan yang ikonik di Malaysia. Genting Highlands Resort adalah sebuah resort peranginan dan hiburan bersepadu yang menyediakan semua sektor pasaran dalam industri peranginan dan keraian - merangkumi dari taman tema dalam premis dan luar premis, persembahan dan acara hiburan mega, beli-belah, makanan, spa, golf, kereta kabel, kegiatan eko-alam semulajadi dan banyak lagi. Resort bersepadu ini telah mencatatkan satu rekod baru dalam jumlah para pengunjung seramai 18.7 juta dalam tahun 2005.

Tahun in merupakan tahun sambutan yang sungguh meriah dengan ***Genting - Kota Keriangan*** menyediakan waktu-waktu keriangan yang menakjubkan untuk semua. Rekod sebanyak 988 hari persembahan telah berlangsung dalam tahun 2005 dengan persembahan-persembahan hiburan and konsert bertaraf dunia serta menghiburi lebih daripada 800,000 tetamu. Persembahan gilang-gemilang oleh para artis bertaraf dunia seperti Robin Gibb, Michael Bolton, Engelbert Humperdinck, Sheena Easton, Laura Fygi, Michael Learns to Rock serta persembahan klasik sepanjang zaman seperti The Platters telah diadakan di resort bersepadu ini. Pelancong muda dan dewasa dihiburkan dengan persembahan-persembahan muzikal West-End seperti *Oliver* dan persembahan ekstravaganza yang mempersonakan seperti *"Xtreme"* dan *"Xtreme II"*.

First World Hotel & Plaza, yang merupakan hotel, plaza beli-belah dan hiburan yang paling besar dan tertinggi di Malaysia telah mencatatkan satu lagi pencapaian bersejarah dalam tahun 2005. Menara 2 First World Hotel yang mempunyai kira-kira 3,000 bilik telah disiapkan pada Disember 2005. Dengan siapnya projek ini, saya dengan sukacitanya mengumumkan yang First World Hotel kini adalah **hotel yang terbesar di dunia** dengan 6,200 bilik.

Maxims Club telah dipertingkatkan dengan penginapan dan perkhidmatan bertaraf 6 bintang dalam tahun 2005. Empat aras di Genting Hotel telah diubahsuaikan kepada bilik mewah dan suite mega Maxims. *Maxims Residences* yang terletak di aras 17 dan 18 di Genting Hotel memaparkan *Royal Suite* seluas 13,000 kaki persegi dengan kelengkapan-kelengkapan mewah dan canggih. *M Spa & Fitness* yang bereka bentuk elegan dan menawarkan peralatan gim terkini dan pelbagai rawatan spa, telah menjadi tempat kegemaran untuk melegakan tekanan dan berehat. Kesemua kelengkapan ini telah memperkukuhkan lagi taraf Maxims Club sebagai pilihan nombor 1 di kalangan para pelanggan mewah Resort untuk menikmati keselesaan mewah yang serba canggih.

Bahagian ini sentiasa mempertingkatkan taraf jalan dan infrastruktur demi memastikan para pengunjung dapat melawat ke Genting Highlands Resort dengan selamat dan selesa. Jalan pintas dua lorong sejauh 4.5 kilometer yang menghubungkan kawasan puncak gunung dengan kuil Chin Swee Caves, mula dibina dalam tahun 2004 dan telah disiapkan pada Ogos 2005. Jalan raya ini berfungsi sebagai laluan alternatif ke kawasan puncak gunung dan menyuraikan aliran trafik semasa musim puncak kedatangan pengunjung. Kerja pembinaan sebuah kompleks kediaman kakitangan yang baru telah bermula pada Mei 2005 demi menampung pertambahan populasi kakitangan dan ia dijadual siap dalam tahun 2007.

Sehingga kini, Bahagian Peranginan dan Keraian telah melabur lebih daripada RM5 bilion untuk memajukan Genting Highlands Resort dan Kumpulan berkomited untuk terus melabur balik demi kemajuan yang berterusan.

Pada tahun dalam tinjauan, **Genting Theme Park** telah memenangi anugerah ***Resort Keluarga Terbaik (Best Family Resort)*** di Hospitality Asia Platinum Awards 2005-2006. Anugerah berprestij ini telah meningkatkan lagi populariti Resort dan memberi pengiktirafan kepada taraf mutu perkhidmatan dan produknya yang tinggi. Selain itu, Genting Theme Park telah menjadi taman tema pertama di rantau ini untuk diiktirafkan dengan ISO 9001:2000 Sistem-sistem Pengurusan Kualiti dan Piawai oleh Lloyd's Register Quality Assurance Ltd.

Genting Theme Park akan terus menekankan strategi "3E" iaitu Menakjubkan, Ekstrem dan Luarbiasa *(Exciting, Extreme and Extraordinary).* Permainan-permainan keseronokan yang hebat termasuk *Flying Coaster* yang terkini, iaitu roller coaster gantung meluncur yang pertama di Asia, telah terbukti sangat popular untuk menarik berjuta-juta pengunjung setiap tahun. Satu lagi tarikan baru yang menakjubkan ialah *4D Motion Master Theater*, iaitu teater sedemikian yang terulung di Malaysia.

Bahagian ini telah memperkenalkan konsep menjamu selera yang baru dan beraliran trend terkini serta premis-premis niaganya yang telah diubahsuaikan demi menawar rangkaian makanan dan pengalaman menjamu selera yang lebih beraneka pilihan dalam tahun 2005. *Coffee Terrace*, *Resort Café* dan *Restoran Kampong* telah dikonsepsikan semula untuk menampilkan suasana yang moden lagi segar demi keselesaan jamu selera para pelanggannya. *The Olive*, restoran mewah trend terkini dan kontemporari di Resort, telah memenangi anugerah ***Restaurant Of The Year*** di Hospitality Asia Platinum Awards pada November 2005.

Kumpulan melalui Genting International telah mengambil alih kawalan operasi **Maxims Casino Club, London** pada Januari 2005 dan telah mengambil langkah untuk mempertingkatkan kecekapan, sistem dan kawalan perniagaannya. Pada masa yang sama, Genting International telah melaksanakan satu program pembangunan untuk mengubah suai premis kelab ini secara ansuran di samping melancarkan satu program pemasaran pro-aktif dengan bekerja sama rapat semungkin dengan Maxims Genting Highlands, Malaysia. Secara keseluruhan, prestasi Maxims Casino Club, London dalam tahun 2005 adalah memuaskan.

Pada 3 Februari 2006, Kumpulan melalui Genting International telah memperkembangkan tapaknya di London dengan membeli kepentingan dalam tiga hartanah di **Kensington**, iaitu 99-121 Kensington High Street, 1 Derry Street dan 25 Kensington Square. Hartanah-hartanah tersebut telah dibelikan dengan jumlah nilai sebanyak £109.4 juta oleh syarikat usaha sama, 808 Holdings Pte Ltd di mana Genting International memegang satu pertiga kepentingannya. Kepentingan selebihnya dipegang oleh dua rakan lain yang mempunyai perkaitan dengan CapitaLand Ltd dan HPL Properties Limited. Masing-masing memegang satu pertiga kepentingan.

WorldCard, program kesetiaan pelanggan Kumpulan yang diurus oleh eGENTING, telah berkembang dan mencapai hampir 2.0 juta ahli dalam tahun 2005. Satu perjanjian dengan Star Cruises pada Januari 2004 telah membolehkan WorldCard untuk memaju dan memperluaskan secara usaha sama. Ahli-ahli WorldCard boleh menikmati nilai dan pengiktirafan merentasi sempadan di kira-kira 270 syarikat-syarikat dagang yang meliputi lebih daripada 1,500 premis niaga di Malaysia, Singapura dan Hong Kong termasuk bidang peranginan, makanan, membeli-belah dan hiburan.

Rangkaian hotel **Awana** telah mencapai prestasi yang baik melalui pelbagai pemasaran yang inovatif and perkhidmatan yang baik, walaupun berlaku kemerosotan ketibaaan para pengunjung ke resort-resort pantai di Malaysia, akibat kebimbangan berikutan bencana tsunami di Lautan Hindi pada Disember 2004. Bagi tahun kedua secara berturut-turut, Awana Kijal Golf, Beach & Spa Resort di Terengganu telah diiktirafkan sebagai ***Resort Nombor 1 di Pantai Timur*** 2005 oleh majalah Hospitality.

Star Cruises, syarikat sekutu Kumpulan, telah memenangi anugerah ***Pengendali Kapal Persiaran Terbaik di Asia Pasifik (Best Cruise Operator in Asia-Pacific)*** 2005 untuk rekod sejarah kali kelapan di anugerah pelancongan TTG. Pada September 2005, Star Cruises telah meluaskan operasinya di rantau Asia, iaitu merangkumi India dengan kapal persiaran ***SuperStar Libra*** yang mempelopori operasi berpangkalan di Mumbai - iaitu yang terulung dalam industri kapal persiaran di India. SuperStar Libra menawarkan pelayaran-pelayaran persiaran biasa dan istimewa ke destinasi-destinasi di sepanjang pantai barat India. Pada musim panas 2006 yang serentak dengan musim monsun di pantai barat India, SuperStar Libra akan dijadualkan belayar ke Timur Mediterranean dan berpangkalan di Valetta, Malta buat sementara waktu.

Star Cruises telah meneruskan strateginya untuk memperbaharui rangkaian kapalnya dalam tahun 2005. Ia telah menerima penghantaran dua buah kapal baru, iaitu ***Pride of America*** dan ***Norwegian Jewel*** masing-masing pada Jun dan Ogos 2005. Pada April 2006, ia telah menerima satu lagi penghantaran kapal baru, iaitu ***Pride of Hawaii***. Star Cruises dijangka akan menerima dua lagi penghantaran kapal baru, iaitu ***Norwegian Pearl*** yang akan dihantar pada lewat tahun 2006 dan ***Norwegian Gem*** dalam 2007. Kapal-kapal baru yang menyertai rangkaian kapal Star Cruises akan menggemparkan pasaran dengan rekaan dan ciri-ciri mereka yang canggih dan inovatif.

Bahagian Janakuasa yang memegang kepentingan sebanyak 36.26% untuk loji janakuasa ***Aban*** dengan 113MW di India, telah mula beroperasi pada Ogos 2005. Loji janakuasa ini dan loji janakuasa ***Lanco Kondapalli*** di India dengan kepentingan yang dimiliki Bahagian sebanyak 30%, masing-masing telah memberi sumbangan positif kepada perolehan Kumpulan. Dengan pembelian empat loji-loji janakuasa di China, Bahagian ini kini mempunyai sejumlah tujuh loji janakuasa yang terletak di China, India dan Malaysia dengan jumlah kapasiti bersih hampir kepada 1,500MW. Bahagian ini akan menyelaraskan pemerolehan untuk memiliki 100% kepentingan loji janakuasa ***Meizhou Wan*** di China, iaitu loji janakuasa milikan 100% yang pertama untuk Bahagian ini. Loji-loji janakuasa tersebut akan menjadi pelantar bagi Kumpulan untuk memperkembangkan kedudukannya sebagai sebuah syarikat janakuasa serantau yang kukuh di Asia.

Bahagian Perladangan telah mencatatkan hasil yang lebih baik dan keluaran kelapa sawit yang lebih tinggi walaupun harga kelapa sawit turun dalam tahun 2005. Peningkatan hasil yang lebih baik telah dicatatkan, terutamanya daripada ladang-ladang kelapa sawit Bahagian ini di Sabah, Malaysia Timur. Bagi tahun dalam tinjauan, Bahagian ini telah meneruskan aktiviti-aktiviti penanaman kelapa sawitnya di tanah-tanah yang dibeli dalam tahun-tahun kebelakangan ini. Bahagian ini telah menanam di tanah seluas 1,851 hektar di ***Asiatic Jambongan Estate*** dalam tahun 2005 dan dijangka akan menanam lagi seluas 1,469 hektar dalam tahun 2006. Penanaman di tanah-tanah milikannya dijangka akan berterusan untuk beberapa tahun lagi. Kini, Bahagian ini memiliki sejumlah enam kilang minyak kelapa sawit dengan jumlah kapasiti pengeluaran sebanyak 255 tan sejam. Bahagian ini mempunyai rancangan untuk membina sebuah lagi kilang minyak kelapa sawit dengan kapasiti pengeluaran sebanyak 30 tan sejam di ***Asiatic Indah Estate*** untuk menampung peningkatan hasil keluaran yang dijangka akan lebih tinggi apabila kawasan-kawasan perladangannya yang baru dan luas menjadi matang dalam tahun-tahun yang akan datang.

Bahagian Hartanah telah merekodkan prestasi yang baik walaupun sentimen pasaran hartanah adalah sederhana di kawasan-kawasan projek hartanahnya di Malaysia. Melalui strategi-strategi pemasaran dan promosi yang inovatif serta rekaan rumah yang cantik dan berfungsi, Bahagian ini telah mencatatkan prestasi yang lebih baik daripada projek utamanya iaitu ***Asiatic Indahpura*** di Kulai, Johor dan daripada pelancaran-pelancaran hartanahnya di ***Asiatic Cheng Perdana*** di Melaka.

Perniagaan Kertas dan Pembungkusan di bawah **Bahagian Perkilangan** terus bermanfaat daripada permintaan yang lebih baik dan purata harga jualan kertas dan produk-produk kertas beralun yang lebih tinggi dalam tahun 2005. Bahagian yang berfokus environmental ini memberi tumpuan kepada penyelidikan and pembangunan dan telah melabur dalam usaha-usaha niaga baru. Usaha-usaha niaga ini menggunakan teknologi-teknologi baru yang berdasarkan kitar semula untuk menghasilkan dan mengeluarkan produk-produk inovatif baru seperti ***Genting Bio-Oil*** dan ***Rite Wood***.

Genting Bio-Oil telah dilancarkan secara rasmi pada Ogos 2005 sempena ulang tahun yang ke 40 Kumpulan Genting. Produk baru ini menggunakan teknologi Pyrolysis yang canggih untuk mengeluarkan minyak-bio secara komersial daripada bahan-bahan bio buat terulung kalinya di Malaysia. Teknologi ini menukarkan bahan-bahan sisa seperti jambakan buah kelapa sawit kepada cecair minyak-bio bergred tinggi. ***Genting Bio-Oil*** ialah sumber tenaga yang boleh menggantikan minyak bakar dan diesel untuk menjanakan haba dan elektrik. Kegunaannya di masa depan termasuk penggunaan minyak-bio sebagai minyak pengangkutan dan penghasilan bahan-bahan kimia untuk tujuan-tujuan perindustrian. Kumpulan beroptimistik yang usaha niaga baru ini akan menerokai dan menawani segmen-segmen pasaran baru dan mempunyai potensi pertumbuhan yang amat cerah.

Bahagian Minyak & Gas yang mengendalikan ***Zhuangxi Buried Hill Oilfield*** di Wilayah Shandong, China telah mengeluarkan 192,896 tan (1.32 juta tong) minyak sumber telaga dalam tahun 2005. Ini adalah peningkatan hasil keluaran yang bermakna berbanding dengan tahun-tahun lepas dan kami berharap untuk mengekalkan hasil pengeluaran pada tahap ini atau tahap yang lebih tinggi untuk tahun-tahun yang akan datang.

Di Indonesia, Bahagian ini mempunyai kepentingan dalam tiga blok Kontrak Perkongsian Pengeluaran ("PSC"), iaitu ***Anambas PSC, North West Natuna PSC*** dan ***West Salawati PSCs.*** Dalam tahun 2005, kajian-kajian seismos 3D telah diperolehi dan diproses di luar pesisir blok-blok Anambas dan North West Natuna (kedua-duanya dioperasi dengan kepentingan 100%). Di pertengahan tahun 2006, tiga telaga-telaga penerokaan akan digerudikan di dalam rantau kedua-dua blok di Laut China Selatan. Kepentingan sebanyak 49.99% dalam West Selawati PSC di Papua Barat telah diperolehi oleh Bahagian pada 15 Januari 2005, di mana kajian-kajian seismos baru dan satu telaga penerokaan telah dirancangkan untuk tahun 2006.

Bahagian ini terus mengawasi perkembangan-perkembangan di Muturi PSC dan projek Tangguh Liquefied Natural Gas ("LNG"). Subsidiarinya Laila Limited telah mengekalkan haknya (satu ganjaran tertunda) untuk menikmati aliran tunai jangka panjang pada masa hadapan daripada Muturi PSC dan projek Tangguh LNG. Pertimbangan tertunda tersebut dan pembinaan loji Tangguh LNG serta dua platform pengeluaran bagi Vorwata Field sedang dijalankan dan akan beroperasi pada akhir tahun 2008, di mana pada masa itu, bayaran bulanan bagi pertimbangan tertunda tersebut akan bermula. Ini dijangka akan berterusan di sepanjang tempoh kontrak Muturi PSC, di mana tempoh tersebut telah dilanjutkan oleh pihak berkuasa minyak dan gas Indonesia BPMIGAS hingga ke akhir tahun 2035.

PEMBANGUNAN KORPORAT

Dalam tahun tinjauan, Kumpulan telah melaksanakan satu siri pemerolehan strategik and usaha pengumpulan modal dengan berjayanya demi memperkukuhkan perniagaan-perniagaan Kumpulan yang sedia ada and untuk memperluaskan tapak perniagaannya di dunia.

Pada 12 Januari 2005, Kumpulan melalui Genting International telah membeli ***Maxims Casino Club,*** iaitu salah sebuah kasino mewah terpilih di London, UK. Seterusnya, 50% kepentingan Maxims Casino Club telah dijualkan kepada Stanley Leisure plc sebagai sebahagian daripada pengaturan usaha sama dengannya untuk membangunkan kasino-kasino serantau di UK. Pada 9 Mac 2006, Genting International telah membeli semula 50% kepentingan tersebut dengan harga £8.5 juta. Genting International kini memiliki dan mengendalikan Maxims Casino Club, London dengan sepenuhnya.

Pada April 2005, penawaran terbitan hak yang dilaksanakan oleh Genting International pada November 2004 telah disempurnakan. Dana-dana yang dijanakan daripada terbitan hak ini telah membolehkan Genting International untuk menyelaraskan kesemua hutangnya dalam tahun 2005.

Dalam tahun tinjauan, Kumpulan telah merasionalisasikan perniagaan-perniagaan peranginan dan permainan luar negara di bawah naungan Genting International, syarikat subsidiarinya. Sebagai salah satu langkah rasionalisasi ini, Genting International telah memperolehi kepentingan ekuiti sebanyak 2.8% dalam Stanley Leisure plc daripada Genting Berhad dan 11.9% dalam London Clubs International Plc daripada Resorts World Bhd pada Mei 2005. Genting International kini memiliki 20% kepentingan ekuiti dalam Stanley Leisure plc, iaitu salah satu pengendali kasino yang terbesar di UK dan 29.8% kepentingan ekuiti dalam LCI, iaitu pengendali kasino yang terkenal di UK, Mesir dan Afrika Selatan. Pemilikan kepentingan-kepentingan ini adalah sebahagian daripada pelaburan strategik portfolio Kumpulan, terutamanya dalam saham-saham syarikat tersenarai dalam industri-industri peranginan, keraian dan permainan kasino. Genting International kini merupakan salah satu pelabur asing yang terbesar dalam pasaran permainan kasino di UK.

Pada Jun 2005, Kumpulan melanjutkan usaha rasionalisasinya menerusi pemerolehan kepentingan equity oleh Genting International sebanyak 100% di dalam E-Genting Holdings Sdn Bhd, iaitu pemegang syarikat bagi eGENTING daripada Kumpulan. Rasionalisasi ini membolehkan Genting International untuk mempelopori kedudukan strategik Kumpulan di dalam industri permainan kasino di United Kingdom dan memperkukuhkan lagi kedudukan Kumpulan sebagai organisasi peranginan dan keraian yang unggul di sejagat dunia.

Pada April 2005, Kerajaan Singapura telah memberi kelulusan kepada projek pembangunan untuk dua buah resort bersepadu masing-masing di tapak Marina Bay dan Sentosa. Genting International adalah salah satu daripada empat penawar tender yang tinggal bagi projek di tapak Marina Bay. Genting International akan bekerjasama rapat dengan rakan-rakan peranginan dan hiburan antarabangsa terkemuka yang lain untuk pembangunan resort bersepadu yang dicadangkannya. Salah satu rakan terkemuka tersebut ialah Universal Parks and Resorts, iaitu pengendali taman tema utama yang telah membangunkan taman tema Universal Studios yang terkenal di seluruh dunia.

Pada 29 Mac 2006, Genting International dan Star Cruises telah bersama-sama mengemukakan kepada pihak Lembaga Pelancongan Singapura satu cadangan pembangunan resort bersepadu yang berikonik and bertaraf antarabangsa di tapak Marina Bay. Usaha sama Genting International dan Star Cruises dengan pegangan ekuiti sebanyak 75% dan 25% masing-masing, bercadang untuk melabur lebih daripada S$5 billion untuk pembangunan resort bersepadu yang unik ini.

Cadangan berikonik ini akan digelarkan ***Singapore Entertainment & Events Destination*** ("S.E.E.D"). Jika dipilih, S.E.E.D akan menjadi destinasi pilihan di Asia yang mesti dikunjungi untuk hiburan, perniagaan and pengalaman unik. Pemenang bagi tender ini akan diumumkan pada pertengahan tahun 2006.

Pada 2 Disember 2005, ***Genting International Initial Public Offer*** ("IPO") telah berjaya dilancarkan di Singapura dan telah mengumpulkan perolehan kasar sebanyak S$350 juta. Genting International telah disenaraikan di Papan Utama Bursa Singapura ("SGX") pada 12 Disember 2005. Dana-dana yang dijanakan akan memperkukuhkan lagi kedudukan kewangan Genting International and membolehkan Kumpulan *untuk menerokai peluang-peluang baru dalam industri-*industri peranginan, keraian dan permainan kasino.

Bahagian Janakuasa telah mencatatkan satu pencapaian yang bersejarah dalam tahun 2005 dengan pembelian empat loji janakuasa di China. Pembelian 26.2% kepentingan loji janakuasa ***Meizhou Wan*** 724MW, 60% kepentingan loji janakuasa ***Suzhou*** 109MW, 80% kepentingan loji janakuasa ***Nanjing*** 76MW dan 60% kepentingan loji janakuasa ***Wuxi*** 42MW tersebut untuk US$70 juta bermula pada Jun 2005 dan telah disempurnakan pada 8 Disember 2005. Bahagian ini akan menyelaraskan pemerolehan untuk memiliki 73.8% kepentingan loji janakuasa ***Meizhou Wan*** yang selebihnya dan 100% kepentingan syarikat pengurusan projeknya dengan jumlah sebanyak US$155.3 juta.

Bahagian Perladangan akan mencatatkan satu lagi pencapaian yang bersejarah untuk Kumpulan apabila usaha sama dengan rakan Indonesia yang dicadangkannya pada Jun 2005 untuk membeli dan membangunkan kira-kira 98,300 hektar tanah hutan di Kalimantan Barat Indonesia disempurnakan. Ini akan menjadi pelaburan luar negara yang pertama berkaitan dengan pembangunan perladangan kelapa sawit bagi Bahagian ini. Pembelian bidang tanah pertama seluas 14,500 hektar bagi usaha sama ini dijangka disempurnakan pada akhir suku kedua tahun 2006.

TANGGUNGJAWAB SOSIAL KORPORAT

Kumpulan telah berpegang teguh dalam melaksanakan tanggungjawab sosial korporat dan memberi sokongan kepada pelbagai badan kebajikan, organisasi bukan kerajaan, persatuan sukan dan usaha baik di negara ini. Kumpulan telah menyumbangkan lebih daripada RM3.5 juta kepada tabung-tabung bantuan berkaitan bencana tsunami. Dalam usaha mempertingkatkan amalan kesihatan di Malaysia, Kumpulan telah menyumbangkan RM1 juta kepada PRIDE, iaitu satu organisasi yang bertujuan meningkatkan kesedaran serta memperbaiki mutu kesihatan dan rawatan kanser buah dada di Malaysia di samping RM108,600 kepada Mercy Malaysia Organisation, iaitu satu organisasi bantuan perubatan. Usaha-usaha baik yang lain termasuk sumbangan sebanyak RM700,000 kepada Yayasan Budi Penyayang Malaysia, iaitu satu yayasan kebajikan yang memupuk nilai-nilai keluarga.

PROSPEK

Kumpulan Genting akan terus berhati-hati dalam membangunkan strategi-strategi berkesan dan berkompetitif demi memperkukuhkan lagi aktiviti-aktiviti perniagaan. Pelbagai perkembangan positif dalam industri-industri peranginan, hiburan dan permainan kasino di UK dan rantau Asia dan juga dalam industri-industri janakuasa, perladangan dan minyak & gas merupakan peluang-peluang bagi Kumpulan untuk terus berkembang tapaknya di seluruh dunia.

Dengan pasukan pengurusannya yang berpengalaman, kekukuhan kewangan dan rekod pencapaiannya yang cemerlang, Kumpulan yakin untuk membangunkan saluran-saluran pendapatan baru yang akan menjamin pertumbuhan jangka panjang dan mempertingkatkan nilai untuk para pemegang saham.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin mengambil kesempatan ini untuk mengucapkan terima kasih kepada para pemegang amanah harta kami yang termasuk para pelanggan, pemegang saham, sekutu niaga kami dan pelbagai pihak berkuasa ke atas keyakinan berterusan terhadap Kumpulan kami. Saya ingin menyampaikan penghargaan dan terima kasih kepada pihak pengurusan dan para pekerja ke atas dedikasi dan usaha mereka dalam menjayakan kesemua pencapaian kami dalam tahun 2005. Kumpulan Genting telah diiktirafkan sebagai ***Syarikat Terkemuka Nombor 1 di Malaysia buat kali kesepuluh*** oleh Asian Wall Street Journal pada Januari 2005.

Saya juga merakamkan penghargaan saya kepada rakan-rakan ahli Lembaga Pengarah yang sentiasa memberi sokongan dan pandangan berharga kepada Kumpulan dalam sepanjang tahun ini.

Sepanjang empat dekad yang lalu, Kumpulan telah berkembang dan memberi sumbangan positif kepada pembangunan ekonomi negara. Sempena menyambut ulang tahun Genting ke 40 dalam tahun 2005, saya ingin mengambil kesempatan ini untuk merakamkan penghormatan kepada Pengasas dan Pengerusi Kehormat Seumur Hidup kami Tan Sri Lim Goh Tong, yang telah dianugerahkan sebagai ***Travel Entrepreneur of the Year*** di Travel Trade Gazette Awards 2005. Penganugerahan istimewa ini memberi penghormatan kepada pencapaian cemerlang dan sumbangan positif Pengasas kami kepada industri pelancongan dan pengembaraan di rantau ini. Saya juga berasa hormat dan rendah diri untuk menerima anugerah ***Most Outstanding Hospitality Developer*** di Hospitality Asia Platinum 2005. Anugerah-anugerah kecemerlangan tersebut merupakan satu pengakuan penting ke atas usaha-usaha dan sumbangan-sumbangan kami untuk negara dan industri-industri pelancongan.

Saya berjanji mendedikasikan usaha saya untuk terus membangun dan mencapai tahap kejayaan yang lebih tinggi untuk Kumpulan Genting.

TAN SRI LIM KOK THAY
Pengerusi
18 Mei 2006

“我們承諾將繼續使本集團持續不斷地增長，以取得更大的成就。”

我謹代表董事部欣然呈獻 2005 年 12 月 31 日止雲頂集團（本集團）的常年報告及已審核的財政報告。

業績回顧

雖然面對來自全球的挑戰，諸如油價上漲以及利率揚升，但馬來西亞經濟在 2005 年仍達到 5.3% 的健全成長。配合我國經濟成長，本集團在 2005 年取得了更好的業績。本集團在 2005 年取得了五十五億零吉新高記錄的營業額，比 2004 年的四十六億令吉增長了 17% ，而同年的稅前盈利則增加了 37% ，超越廿億令吉大關，創下廿四億令吉的另一個新高記錄（2004 年的稅前盈利則爲十八億令吉）。

2005 年的營業額與盈利增長，歸諸于休閑及酒店組、石油與天然氣組，以及產業組的貢獻。本集團休閑及酒店組的營業額增加，該歸功于較高的訪客人次，以及休閑博彩業務表現良好，而產業組則受惠于 2005 年售出產業中獲得較高的進賬。至於石油與天然氣組，則因較高的平均售價與產量增加中獲利。

另外，種植組的營業額減少，主要是 2005 年的油棕產品售價下降所致，而電力組營業額處低水平，是基于對所有氣體渦輪進行檢查，以及馬來西亞瓜拉冷岳發電廠進行維修工作，導致營運次數減少。此外，由于產品售價走高，擴大了製造組的營業額，惟由于生產成本、修理與維修工程費用提高，削減了盈利水平。

財政重點

截至12月31日年度	2005年 百萬令吉	2004年 百萬令吉	相差 %
營運收入	5,454.1	4,647.0	17
稅前盈利	2,439.3	1,777.8	37
稅後盈利	1,811.7	1,434.1	26
年度淨盈利	1,247.0	928.0	34
股東股權	9,002.0	7,868.5	14
全部動用資產	18,491.3	16,596.5	11
每股基本收益(仙)*	176.95	131.76	34
每股沖淡收益(仙)*	176.05	131.32	34
每股淨股息(仙)	20.88	17.28	21
股息補足率(倍)*	8.5	7.6	12
每股淨資產(令吉)	12.76	11.17	14
每股淨有形資產(令吉)	12.56	11.15	13
平均股東股權(在扣稅及少數股東利益後)的回酬(%)	14.78	12.45	19

*根據扣稅及少數股東利益後的盈利計算。

稅前盈利



百萬令吉
2,500
2,000
1,500
1,000
500
0
1,034.6
1,559.5
1,562.3
1,777.8
2,439.3
2001
2002
2003
2004
2005

全部動用資產



百萬令吉
20,000
18,000
16,000
14,000
12,000
10,000
8,000
10,230.0
11,445.8
14,207.4
16,596.5
18,491.3
2001
2002
2003
2004
2005

每股基本收益



仙
200
150
100
50
0
64.20
107.41
101.34
131.76
176.95
2001
2002
2003
2004
2005

每股淨有形資產



令吉
14
12
10
8
6
4
8.18
9.12
10.00
11.15
12.56
2001
2002
2003
2004
2005

本集團2005年來自共同監管和聯號公司的盈利，增加了32%至四千五百八十萬令吉，其中的盈利分額包括麗星郵輪有限公司(麗星郵輪)的一千五百四十萬令吉盈利(2004年的盈利份額爲一千二百八十萬令吉)。此外，2005年的盈利，還包括本集團稀釋雲頂國際有限公司持股權，所獲得的一億三千六百七十萬令吉一次過賺利，以及一億一千三百五十萬令吉的一次過投資賺利。

股息

本集團的政策，是要在股息分發、謹慎理財及未來業務擴展的撥款之間維持合理的平衡。

每股享有10.0仙，但須扣28%稅，而高達五千零七十萬令吉的中期股息，已于2005年10月28日付出。配合本集團良好的整體業績表現，董事部建議2005年終期股息，從上一個財政年的每股16.0仙，增至19.0仙，但須扣28%所得稅。

建議中的終期股息高達九千六百五十萬令吉，須獲得行將來臨的第38屆常年股東大會的批準。本年度分發的每股股息總額，從上一年的24.0仙增至29.0仙。

業務發展概況

作爲亞洲其中一家管理出色與頂尖的跨國企業，雲頂集團承諾將不斷加強與發展核心業務。雲頂集團在2005年歡慶四十周年紀念，度過了特別而且難忘的一年。在這特別的一年中，本集團達致多項重大成就，並通過完成主要的企業計劃，進一步鞏固本身的地位來邁向成長。

雲頂高原勝地

休閑與酒店組最珍貴的資產，即雲頂高原勝地獲得2005年世界旅游大獎的世界卓越賭場名勝與亞洲卓越賭場名勝之殊榮。這項殊榮象征著對其卓越服務水準與載譽全球的認可。本集團對這些殊榮深感榮幸之餘，更值得驕傲的是，雲頂高原勝地不只是賭場名勝，這是一個“綜合娛樂城”，而且是馬來西亞其中一個極具代表性的旅游勝地。雲頂高原勝地是一個綜合休閑與娛樂名勝，從室內與戶外遊樂園、大型娛樂表演與盛會、購物樂趣、飲食精選、溫泉浴、高爾夫球、纜車、生態自然活動，以及其他不勝枚舉的活動都一應俱全。這個眾所周知的雲頂娛樂城，在2005年吸引了一千八百七十萬新高記錄的訪客人次。

雲頂娛樂城在慶典接連舉行的一整年，爲一家大小提供歡樂與娛興。2005年創下九百八十八個表演天數的新高記錄，其中包括世界級水準的娛樂表演與星光熠熠音樂會，爲超過八十萬名客人提供娛興節目。多位國際知名巨星在勝地舉行演唱會，包括Robin Gibb、Michael Bolton、Engelbert Humperdinck、Sheena Easton、Laura Fygi與Michael Learns to Rock合唱團以及世界首席流行樂隊Platters等等。同時，倫敦西區音樂劇，例如*Oliver*以及獲得高度贊揚的*Xtreme*與*Xtreme II*，贏得男女老少訪客的掌聲。

馬來西亞最大兼最高，集酒店、購物與娛樂于一身的第一大酒店及第一廣場，在2005年邁向另一個重大里程碑。坐擁三千間客房的第一大酒店2號大樓已于2005年12月建竣。隨著整個建造工程完工，我欣然宣佈第一大酒店是世上最大的酒店，總共擁有六千二百間客房。

美星俱樂部(Maxims Club)在2005年進一步提升六星級住宿與服務水準。雲頂酒店的四層樓改裝爲美星超豪華寓邸。美星超豪華寓邸坐落在雲頂酒店第十七與十八樓，包括一間一萬三千平方尺設備極盡豪華與精美的豪華套房。設計文雅的M Spa & Fitness，擁有最新穎的健身設備與各類溫泉浴治療，是最佳的消除壓力與放鬆身心的好去處。這些基設都一再加強美星俱樂部作爲勝地首要客戶享受豪華舒服待遇的首選。

本集團不斷提升道路與基建設施，以確保訪客順利與安全地抵達勝地。從2004年開始動工，山頂與清水岩之間的4.5公里長的雙行繞道公路，已于2005年8月竣工。這條道路是通往勝地山頂的另一條道路，有助舒緩旅游旺季時期的蓬勃交通流量。本集團開始在2005年5月份興建一幢新的員工住宿大廈，以應付日益增加的員工數量。有關員工大廈預計在2007年竣工。

至今爲止，本集團已投資了五十億令吉來發展勝地，並將會繼續通過再投資，來持續提升各方面設備。

雲頂遊樂園在這一年獲得2005至2006年亞洲酒店業白金大獎的“最佳家庭名勝”獎項。這項殊榮再次突顯出勝地的知名度，以及對其高水準服務與產品之認可。此外，雲頂遊樂園是本區域首家獲得勞埃德保險有限公司ISO 9001:2000證書的遊樂園，以表揚這個遊樂園的高素質管理系統與經營標準。

雲頂遊樂園將繼續爲訪客提供無窮盡和刺激的娛樂。由著名過山車設計師精心設計，亞洲首推的懸掛式滑行波浪車Flying Coaster — 旋風飛，每年吸引了數以百萬人計的訪客親身體驗不可思議的無重心飛行享受。在這一年，戶外遊樂園增加了新穎小孩坐游設備。另一個新穎焦點就是本地首開先河的四維動感電影 — 4D Motion Master Theater。

本著推介新穎與追上潮流的餐飲概念，本集團同時裝修現有餐廳，以在2005年提供訪客更廣泛的食物與膳食享受。咖啡苑(Coffee Terrace)、名勝餐廳(Resort *Café*)與甘榜餐廳(Restoran Kampong)都重拔新設計概念，以營造現代化與煥然一新的氣氛，讓食客更加享受用餐情趣。本勝地的頂尖西餐廳The Olive也在2005年11月贏得亞洲酒店白金大獎的“最出色餐廳大獎”。

雲頂國際

本集團透過雲頂國際于2005年1月取得倫敦美星賭場俱樂部的營運控制權，隨即便積極地提升業務效率、制度與管制。與此同時，雲頂國際除了逐步進行再投資計劃，準備重新裝潢該俱樂部之際，也不除可能與雲頂高原美星俱樂部有更進一步的合作，肩並肩進行振興行銷計劃。整體上，倫敦美星賭場俱樂部2005年的表現令人滿意。

在2006年2月3日，本集團透過雲頂國際收購倫敦肯幸頓地區(Kensington)的三項產業，包括肯幸頓商業街第99-121號(99-121 Kensington High Street)、德裡街一號(1 Derry Street)與

肯辛頓廣場25號(25 Kensington Square)，以擴大在倫敦的業務。有關產業的總值達一億零九百四十萬英鎊，由一家雲頂國際擁有三分之一股權的聯營公司，即808控股私人有限公司所收購。這家聯營公司的剩餘股權的另兩家夥伴與嘉德置地有限公司(CapitaLand)和HPL產業有限公司有關。每位夥伴各擁有三分之一股權。

由雲頂資訊管理，本集團的客戶忠誠計劃推出的環通卡，在2005年持續成長，目前擁有將近二百萬名會員。隨著2004年1月與麗星郵輪簽署協議，環通卡得以聯手方式開發與推動客戶忠誠計劃。環通卡會員可在馬來西亞、新加坡、香港等地共二百七十個商家，分布在休閑、餐飲、零售與娛樂等領域的一千五百間分店，享受跨邊界價值與認可地位。

阿娃娜酒店與名勝

盡管2004年12月印度洋大海嘯災難，影響到訪馬來西亞海濱地區名勝的訪客人次，但通過創新行銷促銷與出色服務，阿娃娜的連鎖酒店取得不俗的表現。登嘉樓的阿娃娜琪佳高爾夫海濱勝地，連續第二年蟬聯休閑酒店刊物的2005年度東海岸第一名勝。

麗星郵輪有限公司

本集團的聯號公司麗星郵輪有限公司(麗星郵輪)，連續八次獲得2005年TTG旅游大獎中的"亞太區最佳郵輪業者"。麗星郵輪在2005年9月擴大亞洲業務，服務地區蓋括了印度，同時天秤超級巨星號在孟買設立首個船籍港，這是首開印度郵輪行業之先河。天秤超級巨星號在印度西海岸，提供經常與特別郵輪服務。

在2006年夏天，適逢印度西海岸雨季，因此天秤超級巨星號將暫時配置到地中海東部，同時啓航港口設在馬耳他瓦萊塔。麗星郵輪在2005年重新調整船隊的策略。它分別在2005年6月與8月份獲得遞交兩艘新郵輪，即美國之傲(Pride of America)及挪威寶石號(Norwegian Jewel)。除了將在2006年4月及年杪獲遞交二艘新郵輪，即夏威夷之傲(Pride of Hawaii)及挪威珍珠號(Norwegian Pearl)外，麗星郵輪預料在2007年獲得遞交一艘新郵輪 — 挪威珍寶號(Norwegian Gem)。這些新郵輪將壯大郵船隊陣容，而且憑著創新設計與巧奪天工的特點超越同行。

電力組持有36.26%股權的印度113兆瓦Aban發電廠于2005年8月份開始營運。總合這個發電廠及其旗下30%的印度Lanco Kondapalli 發電廠，爲本集團貢獻盈利。隨著收購中國四家發電廠後，電力組如今總共擁有七家發電廠，分別坐落在中國、印度與馬來西亞，總共擁有將近1,500兆瓦淨發電量。本組即將獨資擁有一家發電廠，即中國湄州灣發電廠。在本集團致力于發展成爲亞洲區域電力供應業者之際，這些發電廠可作爲良好的平台。

種植組方面，儘管油棕收益及產量有增長，但卻被2005年棕油價格下降而拖低。油棕收益及產量增加，主要歸功於本組在東馬來西亞沙巴州的油棕園。種植組今年也持續收購土地及種植油棕活動。本組2005年在Asiatic Jambongan Estate園坵種植1,851公頃土地，預料在2006年會在1,469公頃地段進行種植活動。本組未來幾年，將繼續在持有的地庫種植油棕。目前，種植組擁有六個榨油廠，每小時共能生產255公噸棕油。種植組計劃在Asiatic Indah Estate興建另一個每小時能生產30公噸棕油的榨油廠，以應付收成會在未來幾年大幅增長的新種植地段。

產業組在2005年取得不俗的表現，儘管馬來西亞的產業市場行情保持適中。透過創新行銷與促銷策略，在柔佛州古來推出的產業旗艦發展計劃，即亞地種植優美城(Asiatic Indahpura)與新推介的馬六甲亞地種植晉巷花園(Asiatic Cheng Perdana)，都有優良的表現。

製造組屬下的造紙與包裝業務，在2005年因紙張與波紋紙產品需求的增長和較高的平均售價而從中獲益。這項注重環保及研發的業務，也開始參與新的投資活動。新投資涉及採用再循環科技，以創造與製造創新產品，如雲頂生物油(Genting Bio-Oil)與Rite Wood.。

配合雲頂集團的四十周年紀念，雲頂生物油于2005年8月正式推介。這項新產品是將油棕果串等無用物質，轉化爲高級別的液化生物油。這也是馬來西亞首個採用創新高溫分解科技，以生物質能來商業化生產的生物油。雲頂生物油是再生能源的來源，可替代燃油與柴油來發熱與發電，其未來的應用途徑包括將生物油充作運輸燃料與抽取化學製品供工業用途。本集團樂觀地相信，這些投資可創造與爭取到新的市場區隔，而且未來極具成長潛能。

石油氣體組在中國山東省海岸經營的莊西古潛山油田(Zhuangxi Buried Hill Oilfield)，在2005年生產19萬2千896公噸(132萬桶)泉源石油。石油產量大幅高過前一年；我們預期未來幾年可維持在這個水平，甚至獲得更高產量。

本組在印尼擁有三項油座的生產分享合約，目前正在進行探測工作，其中包括Anambas、Northwest Natuna與West Salawati PSCs生產分享合約。在2005年期間，本組在海岸的Anambas與Northwest Natuna油座(兩者皆擁有100%股權)獲得立體地形探測，並加工處理。在2006年中，在這兩個位于南中國海的油座，將進行三項油井探測工作。本組于2005年1月15日收購West Papua的West Salawati PSC生產分享合約之49.99%股權，並將于2006年進行新的地形探測與油井探測工作。

本組也繼續監督Muturi PSC生產分享合約及Tangguh液化天然氣(LNG)的項目。其子公司Laila有限公司已獲得保留(延期考慮)享有來自Muturi PSC生產分享合約及Tangguh液化天然氣未來長期現金流動的權利。延期考慮與Tangguh液化天然氣項目的興建工程，以及兩個Vorwata油田生產平台，預計在2008年杪投入生產，屆時延期考慮的逐月付款也將開始。這預料將與Muturi PSC生產分享合約期限一致，印尼的石油天然氣管制機構BPMIGAS PSC已將有關生產合約延長至2035年杪。

企業發展

在這一年，雲頂集團成功完成的數項策略性併購及資本擴大計劃，進一步強化集團現有業務及在全球的名望。

本集團在2005年1月12日，透過雲頂國際完成收購英國倫敦美星賭場俱樂部(Maxims Casino Club)的100%股權。與此同時，作爲史丹尼休閑有限公司(Stanley Leisure)部分聯營投資安排，雲

頂國際售出美星賭場俱樂部 50% 股權給前者，以在英國發展區域性賭場。在2006年3月9日，雲頂國際重新以八百五十萬英鎊價格回購上述股權。如今雲頂國際全面擁有與負責經營倫敦美星賭場俱樂部。

本集團透過雲頂國際于2004年11月進行的一項可放棄附加股計劃，已于2005年4月完成。此項附加股計劃籌集的資金，讓雲頂國際在2005年用作攤還所有未償還貸款。

在這一年，雲頂集團也進行了業務合理化，把其海外休閒及賭場娛樂相關業務，併入股權于子公司雲頂國際旗下。合理化活動的部分，包括雲頂國際於2005年5月購入本集團持有的史丹尼休閑2.8% 股權及名勝世界持有倫敦俱樂部國際(LCI)的11.9% 股權。雲頂國際目前持有英國其中一家最大賭場業者史丹尼休閑有限公司 20% 股權，以及賭場業務遍布英國、埃及與南非，並在業內頗享聲譽的倫敦俱樂部國際29.8% 股權。這些股權是本集團策略性投資的部分組合，主要是投資在休閑、酒店與博彩行業的上市公司。雲頂國際目前是英國博彩市場中最大的外資投資者之一。

雲頂集團于2005年6月也將雲頂資訊(eGENTING)合理化，歸屬在雲頂國際的企業傘下。雲頂資訊將充當雲頂國際的業務先鋒，而雲頂集團也將在現有的先進資訊科技，以及日益融合的全球博彩業資訊科技與博彩相關軟件開發方面受惠。

新加坡政府在2005年4月，批準各在濱海灣與聖淘沙兩地進行綜合名勝發展計劃。雲頂國際是濱海灣綜合娛樂城四家僅存競標者之一。雲頂國際將在擬議中的綜合名勝發展計劃中，與其他國際休閑與娛樂品牌夥伴密切合作。其中一家夥伴是知名的美國環球公園娛樂，這是世界著名的主題公園營業者，負責開發全球知名的環球影城主題公園。

雲頂國際與麗星郵輪在2006年3月29日，聯手向新加坡旅游局提呈世界級水準的濱海灣綜合名勝發展計劃建議書。雲頂國際與麗星郵輪各持有 75% 與 25% 股權，並準備投資超過五十億新元來發展這個獨一無二的綜合名勝。這個獨具匠心的建議書將稱爲新加坡娛樂與盛會目的地 (Singapore Entertainment & Events Destination，簡稱S.E.E.D)。一旦獲選，S.E.E.D 將會是亞洲不容錯過的集娛樂、商業與獨特體驗的地點。有關競標的得主身份將在2006年中公布。

雲頂國際于2005年12月2日，在新加坡首推出公開發股計劃，成功從中籌獲三億五千萬新元。雲頂國際于2005年12月12日于新加坡交易所 (SGX) 主板掛牌。雲頂國際自上市籌集的資金，將進一步加強財務地位，並確保本集團有充足的財力開發休閑、酒店與博彩業的新投資機會。

2005 年收購中國四家發電廠，讓電力組邁向重要的里程碑。本組于 2005 年6月開始的收購計劃，包括724 兆瓦的湄州灣發電廠的26.2% 股權、109 兆瓦的蘇州發電廠的60% 股權、76 兆瓦的南京發電廠的80% 股權，以及 42 兆瓦的無錫發電廠的 60% 股權。悉數收購計劃于 2005 年12月8日完成，收購價格達七千萬美元。電力組將建議以約一億五千五百三十萬美元價格，收購湄州灣剩餘的 73.8% 股權，以及其工程管理公司的100% 股權。一旦完成收購湄州灣剩餘的73.8% 股權，本集團將獲得首個獨資擁有的發電廠。

隨著2005年6月建議與印尼夥伴聯營，收購與發展印尼西加利曼丹占地98,300公頃森林地段的計劃後，種植組也將邁向另一個重大里程碑。這是種植組首個在馬來西亞境外進行的油棕相關投資計劃。聯營收購計劃的首個地段占地14,500公頃，預計在2006年第二季完成。

企業社會責任

爲落實我們作爲一家有愛心與負責任的企業公司，本集團繼續向我國各種不同的慈善團體、非政府機構、體育協會及其他公益事業給予支持。基于人道立場，本集團已對海嘯相關災難援助基金，作出三百五十萬令吉的捐獻。爲了協助改善馬來西亞的醫藥保健水平，本集團捐助了一百萬令吉給PRIDE，這是馬來西亞一個與治療乳癌與提高醒覺，同時改善保健水準有關的組織。本集團也同時捐助十萬八千六百令吉給一家醫藥救濟組織，即 Mercy Malaysia Organisation。此外，我們也捐助七十萬令吉給加強家庭價值觀的慈善基金會，即 Yayasan Budi Penyayang Malaysia。

前景

雲頂集團將繼續保持警醒，採取有效和具競爭的策略，進一步加強業務活動。英國與亞洲地區在休閑、娛樂與博彩業，以及電力、種植與石油天然氣行業等各方面的正面發展，都形成本集團持續擴張全球業務的良機。

本集團憑著經驗豐富的管理隊伍、穩健的財務與良好的過往記錄，有信心營造新的收入來源，以確保長期成長與加強股東的利益價值。

致謝

我謹代表董事部藉此機會感謝我們的利益相關者，包括我們的客戶、股東、商業夥伴和各有關當局對本集團一直以來所給予的信任。我也要對管理層和員工的辛勤苦幹、獻身工作及忠心耿耿致以謝意。雲頂集團已于2005年1月第十次獲得亞洲華爾街報頒發馬來西亞首要企業第一名。

我要感謝尊貴的董事同仁過去一年來所給予的支持，和爲本集團提供寶貴的意見。

過去四十年來，本集團不斷成長，而且對國家經濟發展作出正面貢獻。在2005年歡慶四十周年紀念之餘，我謹藉此機會向我們的創辦人丹斯里林梧桐先生致于最崇高敬意，他也于 2005 年獲得 TTG 旅游大獎的最佳旅游企業家獎項。這項特別大獎充分説明了我們創辦人的出色成就，以及他對本區域觀光旅游業的正面貢獻。我也很榮幸地獲得2005年亞洲酒店業白金大獎的最出色酒店開發者獎項。這些殊榮都認可了我們對國家經濟與旅游業所付出的努力與貢獻。我誓言將更加獻身于工作，來進一步推動雲頂集團的成就，邁向更高峰！

丹斯里林國泰
主席
2006年5月18日

Review of Operations
















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GENTING
GENTING
City of Entertainment



Refreshing cool highlands.



Fun and entertainment for all ages.

LEISURE & HOSPITALITY

GENTING HIGHLANDS RESORT

www.genting.com.my

Genting Highlands Resort ("Resort") is Asia's leading integrated leisure and entertainment resort. This unique iconic mega resort was voted the **World's Leading Casino Resort** and **Asia's Leading Casino Resort** by World Travel Awards 2005, a testimony of its world-class service excellence and global recognition.

Popularly known as ***Genting - City of Entertainment,*** the tropical highlands resort is located at 2,000 metres above sea level and enjoys a natural refreshing cool climate all year round. The Resort is a "city that never sleeps" offering a myriad of leisure, business and fun-filled activities that span over 170 food, beverage and retail outlets, 60 fun rides and entertainment attractions, world-class convention and mega show venues and many more - all in one unique highland location.

The Resort has a total of six hotels with over 10,000 rooms of 3, 4, 5 star and super luxurious 6-star accommodation to cater to the needs of all visitors. The five hilltop hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel achieved an overall average occupancy of 80%. Over 2.1 million room nights were sold in 2005, registering a 14% growth over the previous year.

The Resort attracted a **new record high of 18.7 million** visitors in 2005, of which 24% were hotel guests and the remaining 76% were day-trippers. Malaysians comprised the bulk of the Resort's day trippers and hotel guests while Singaporean hotel guests formed about 5% of the Resort's total visitor arrivals in 2005. Visitor arrivals from India, Middle East and neighbouring countries grew significantly while demand from the domestic market remained strong in 2005.

During the year, the Resort celebrated its 40th anniversary with impressive world-class entertainment shows, star-studded attractions and numerous promotions and activities. A total of 988 show days were attained in 2005, averaging about 3 shows/events per day and entertaining more than 800,000 patrons.


Genting International Showroom

The year saw exciting performances staged at the Resort's three mega entertainment venues, which have a combined capacity of close to 10,000 pax. The list of international artistes and superstars who performed at the Resort continued to grow and in 2005, the Resort featured the likes of Robin Gibb, Michael Bolton, Engelbert Humperdinck, Sheena Easton, The Platters, Laura Fygi, Michael Learns to Rock, Sam Hui, 12 Girls Band, Lee Hom, Miriam Yeung, Joey Yung, Leo Ku, Jolin Tsai, Kelly Chen, Francis Yip and many others.

The 1,600-pax ***Genting International Showroom*** is the choice venue for family entertainment performances and musical drama productions such as *Above Full Moon,* the mesmerising *Three Dragon Tenors* and *Oliver,* the highly acclaimed West-End Broadway musical. Other show extravaganzas held at the 2,000-pax ***Pavilion*** included *"Xtreme"* and *"Xtreme II"*, featuring international stunt performances for all ages.

The 6,000-pax ***Arena of Stars*** is the perfect venue for enthralling concerts, attention-grabbing "live" shows and adrenalin-pumping sporting events. It has been the host venue to hundreds of international stars including canto-pop artistes like Sally Yeh, Richie Jen, Lee Hom, Andy Hui, William Soo. Other events held at the Arena of Stars in 2005 included the Amazing World of Feng Shui by Lillian Too, Malaysia-China (Yunnan) Cultural & Arts Charity Show '05, the 12th Malaysia National Lion Dance Competition, Malaysian Taekwon-Do Championship, Genting International Dancesport Competition, as well as local awards shows such as the Anugerah Bintang Popular 2005, Malaysia Global Chinese Art Award, Astro Talent Quest Contest, Malaysian Idol and Miss Astro Chinese International Pageant.

First World Hotel & Plaza, Malaysia's largest and highest hotel, shopping and entertainment plaza set another milestone achievement in 2005. The construction works for Tower 2 of First World Hotel began in 2003. A total of 1,000 rooms and 12 meeting rooms were completed in 2004. The remaining 2,000 rooms were completed by December 2005. With this completion and together with Tower 1 of 3,200 rooms, First World Hotel is now the largest hotel in the world with 6,200 rooms.

The stunning First World Hotel offers various types of room accommodation, ranging from the very affordable Standard rooms, Super Deluxe rooms, Triple rooms to the luxurious WorldClub rooms. In tandem with the additional new hotel facilities, operating systems were reviewed and enhanced to provide better operating efficiencies and services. This included expediting the guest check-in process time and upgrading the laundry facilities to cater to the additional rooms and guests.

Star World, located at First World Plaza, celebrated its 1st Anniversary on 26 November 2005 with a grand party. It has become a popular venue for the young-at-heart gaming patrons, offering innovative gaming entertainment with the latest cutting edge technology.


OLIVER
Be charmed by this all-time family favourite!
XTREME

STARWORLD
FIRST WORLD PLAZA


Genting Times Square, First World Plaza


Star World, First World Plaza

During the year, the Group continued to upgrade its products and facilities to attract new and repeated visitors to the resort. Another four floors of Genting Hotel were converted and upgraded into ***Maxims Club*** (*www.maxims.com.my*), making up a total of six floors for this unique club.



Fine dining at Maxims Club.

This "hotel within a hotel" concept features 3 units of Maxims Suites & Residences and 107 units of Club Suites, a classy business centre, a private VIP check-in lounge and an exclusive dining and entertainment facility.

Located on the 17th & 18th floors of Genting Hotel, ***Maxims Residences*** represent luxury living at its best, with state-of-the-art facilities and extraordinarily spacious suites. The largest suite, "Royal Suite" has a built-up area of 13,000 square feet and features amongst others, stylish jacuzzi, lounge, dining, gym and audio visual room. These suites are meticulously furnished to provide the best quality comfort and modern luxury together with superb services to cater exclusively to the corporate and premium guests. Maxims Club has undertaken a collaborative marketing programme with its sister brand in Maxims Casino Club, London, one of the select number of high-end casinos in the United Kingdom.



Superb services at Maxims Club.

Two floor of Highlands Hotel were upgraded to Premier rooms, increasing the total number of Premier floors to eight. The year under review witnessed the progressive extension of the broadband services or "wi-fi" coverage to rooms in Genting Hotel and Highlands Hotel as well as to cover the new suites, new restaurants and hotel lobbies. ***M Spa & Fitness,*** a state-of-the-art spa that provides relaxation zone with separate areas for men and women, was officially opened to public in February 2005. Located at the lobby floor of Genting Hotel, it offers 15 luxurious treatment rooms including sauna, steam room and jacuzzi areas - pampering the guests with various invigorating spa treatments made available. Other facilities include a beauty salon, café and a fully equipped sophisticated gym with a panoramic view of the Outdoor Theme Park.



Rest and relax at M Spa & Fitness.

Genting International Convention Centre ("GICC") is one of the largest and most popular convention centres in Malaysia. A one stop destination for Meetings, Incentives, Conventions and Exhibitions (MICE), GICC, located at First World Hotel & Plaza, offers more than 150,000 square feet of conference space and 18 meeting rooms, the Grand Ballroom, 3 convention halls and a Business Centre to accommodate all types of corporate events.



M
SPA

M Spa & Fitness.



A state-of-the-art Business Centre.



Genting International Convention Centre - one of the largest and most popular convention centres in Malaysia.

A total of 2,422 functions were held at the Resort in 2005. The 8th Asia Pacific Life Insurance Congress ("APLIC") 2005 was successfully organised at the Resort in March 2005. Close to 10,000 delegates from 18 countries attended the APLIC, making it one of the biggest congressional conferences held in Malaysia. Among the other major conventioneers who held their events at the Resort were Prudential Assurance, Nasa Products Dealers, SG Marketing, Malaysia Assurance, Proton Edar and Network J & J.



Special food promotions and fairs.

The Leisure & Hospitality Division, via Resorts World Bhd ("Resorts World"), operated 43 F&B outlets at the Resort, catering to over 11 million food covers in 2005. Together with other third party F&B outlets, there are a total of 88 outlets at the Resort, serving a wide choice of local and international cuisine to suit the taste of everyone.

In conjunction with the Genting 40th Anniversary celebrations, a series of special monthly food promotions were lined up. The monthly food galore highlighted some of the world's finest culinary traditions, ranging from French haute cuisine, fine Italian dining, Asian flavours to the local traditional Malay cuisine.



Exquisite continental dining at The Olive.

During the year, Resorts World re-conceptualised some of its F&B outlets at the Resort to exude a modern and refreshing ambience for the dining pleasure of its patrons. The buffet-style ***Resort Café*** and ***Restoran Kampong*** reopened on 1 August 2005, with combined capacity to seat close to 570 diners. The new ***Coffee Terrace*** was reopened on 21 August 2005 and officially launched on 23 December 2005. ***The Olive*** restaurant, the Resort's continental fine dining restaurant, won the ***Restaurant Of The Year*** award during the Hospitality Asia Platinum Awards presentation in November 2005.


Coffee Terrace

Modern and refreshing ambience at the newly renovated Coffee Terrace.



Flying Coaster *Exhilarating rides at Genting Outdoor Theme Park*

Genting Theme Park, winner of the ***Best Family Resort*** by Hospitality Asia Platinum Awards 2005-2006, continues to provide endless "Fun At The Peak". On 22 April 2005, Genting Theme Park became the first Theme Park in the region to be certified with the ISO 9001:2000 by Lloyd's Register Quality Assurance Ltd for the Quality Management System Standards of its management and operations of theme parks.

Emphasising a '3E' strategy - Exciting, Extreme and Extraordinary, Genting Theme Park introduced Asia's first ***Flying Coaster,*** a unique hang-gliding roller coaster thrill sensation in 2004. In 2005, Genting Theme Park took its 3E strategy a step further by introducing Malaysia's first ever ***4D Motion Master Theater.*** The revolutionary 4D Motion Master Theater transforms the normal 3D imaging technology into a Motion Master format, enabling viewers the opportunity to immerse into the show by experiencing heat, wind, wet mist, smell and other special effects.


Malaysia's first ever
4D movie experience
Motion Master
THEATER

Continuous refurbishment of theme park facilities and landscape beautification works were undertaken throughout 2005 to ensure that Genting Theme Park remains in excellent condition. These enhancement efforts demonstrate Genting Theme Park's commitment to be the best and the most popular theme park attraction in Malaysia.



Resorts World has continuously improved on the safety and accessibility to Genting Highlands Resort. The Resort is less than an hour's drive from Kuala Lumpur and is easily accessible via excellent road network and highway infrastructure as well as by helicopter. Two new Mercedes Benz S350 limousines and a luxurious Toyota Alphard MPV were added to the premier limousine fleet, which increased the total to 48 limousines. Four imported Mercedes Benz buses were acquired to replace the older bus fleet.

The construction of a new two-lane bypass road between the hilltop and Chin Swee Caves Temple, which began in 2004, was completed in August 2005. This new bypass road serves as an alternative route to the Resort's hilltop and eases traffic flow during the peak visitor seasons. During the year, Resorts World began upgrading the previous two-way main road from Chin Swee Caves Temple to the hilltop into a one-way three-lane road. The upgrading work was completed in April 2006.



In May 2005, the construction of a new residential staff complex began at the Resort to accommodate the increasing staff population. This complex is scheduled for completion in 2007.



Genting Theme Park - Night view *Super highways to Genting Highlands Resort*

Genting International

GENTING INTERNATIONAL P.L.C.
www.gentinginternational.com

Genting International P.L.C. ("Genting International"), a 58.5%-owned subsidiary, has over 20 years of international gaming expertise and experience in developing, operating and marketing internationally acclaimed resorts and integrated entertainment landmarks in Asia, the United Kingdom, Australia and the Americas.

Genting International's vast experience covers the entire project spectrum from the acquisition of new sites to the construction and management of integrated resorts in jurisdictions where casino concessions and licences were granted by relevant authorities with stringent regulatory requirements.

The Group's investment in Genting International is expected to provide further synergies in growing Genting's marketing presence globally and to tap on new markets and opportunities in the leisure, hospitality and gaming industries.

MAXIMS CASINO CLUB LONDON

Genting International assumed management and operational control of Maxims Casino Club, London in January 2005. Located in Kensington, Maxims Casino Club is an exclusive members only club and is one of a select number of high-end casinos in London, United Kingdom.

It is home to the finest in European and Asian cuisines and the ultimate in discreet, high stakes gaming. Maxims' club members are mainly from Europe, Middle East and Asia who are able to savour an experience rich in history and tradition, as they wine, dine and game in one of London's famous historical landmarks.

During the year, Genting International focused on establishing control and stability of the business including staff management and at the same time pursuing a gradual re-investment programme.

The year has seen both a targeted refurbishment of the Maxims Casino Club, London and a collaborative marketing programme, underpinned by close liaison wherever possible with its brand partner Maxims Genting Highlands in Malaysia.



Maxims Casino Club, London

Maxims Casino Club, London offers 20 gaming tables comprising seven Roulette, seven Blackjack, two Punto Banco, two Casino Stud Poker and two Three Card Poker tables. Four electronic roulette machines were installed in November 2005 to provide Maxims club members the opportunity to experience the modern and high technology of electronic casino games.

The Group's attention to controls in the highly regulated UK environment resulted in the successful renewal of Maxims Casino Club's licence in October 2005. Genting International is in the process of introducing the Dynamic Reporting System to improve on Maxims' operational reporting and efficiency.

In the second half of the year, business improved markedly both in terms of attendance and performance, partly due to the measures described above and also due to the efforts of our dedicated staff. These efforts have enabled Maxims Casino Club, London to contribute S$28.5 million in revenue and S$0.9 million in profit before tax to Genting International in 2005.



Scenic night view of Kensington, London



Fine dining at Maxims Casino Club, London

Stanley Leisure plc   LONDON CLUBS INTERNATIONAL

Genting International has a portfolio of investments in shares of listed companies primarily in the leisure, hospitality and gaming industries. The dividend income from its portfolio of investments increased by 21-fold to S$8.4 million in 2005 (2004: US$0.4 million). These investments include a 20% interest in Stanley Leisure plc ("Stanley Leisure") and a 29.8% interest in London Clubs International plc ("LCI").

Stanley Leisure is one of the largest casino operators in the United Kingdom with a total of 44 casinos (including Star City in Birmingham, one of the largest casinos in the UK). On 20 June 2005, Stanley Leisure announced the completion of the sale of its UK-based retail bookmaking operations to William Hill plc for £504 million and made a cash return of an aggregate amount of £327 million to its shareholders. The cash return of £65.5 million to Genting International was received in September 2005.

LCI is a reputable casino operator in the UK, with operations mainly in London. In addition, it has casino operations in Egypt and South Africa. LCI has secured new casino licences in Manchester, Leeds, Nottingham, Glasgow, Blackpool and London.

Genting International holds an 8% interest in Frasers Town Hall Pty Limited ("Frasers"), which is a subsidiary of Centrepoint Properties Ltd, the property arm of Frasers and Neave Group. Frasers is developing the Regent Place, Australia's first vertical modern village. Regent Palace will consist of two elegant towers, Lumiére, a 56-level residential apartment tower and Fraser Suites, a residential service tower, both designed by the internationally renowned Foster & Partners.

Genting International is the exclusive international marketing and sales co-ordinator of Genting Highlands Resort with a network of sales offices in various countries including Hong Kong, Singapore, Thailand and India and has appointed preferred sales agents in different jurisdictions such as China, Vietnam and Indonesia. Genting International markets and refers high-end customers to Resorts World Bhd (the operator of Genting Highlands Resort) through junket, CRP and other gaming programmes.


www.genting.com.my

Revenues from international sales and marketing services has been growing, mainly due to higher number of registered non-Malaysian hotel guests which Genting International brought to Genting Highlands Resort, as well as higher amount of commissions earned from gaming-related marketing programmes in 2005. Genting Highlands Resort recorded over 1.9 million non-Malaysian hotel guests in 2005, an increase of 10% as compared to the previous year.

Genting International completed the acquisition of the eGENTING group from Genting Berhad and Resorts World Bhd in June 2005. eGENTING provides IT-related services to the Genting Group and third parties with emphasis on system design, maintenance, upgrade, integration, support and management of IT application services. eGENTING will provide Genting International the platform to expand its IT-related services and expertise to the international gaming, hospitality and leisure markets.

eGENTING manages the web site *www.genting.com.my*, Malaysia's highest grossing hospitality web site which was also voted as the most popular online website in Singapore. eGENTING also manages and operates the WorldReservations Centre, which introduced room bookings through Interactive Voice Response and Short Messaging Services to cater for the anticipated high volume of calls following the increase in the number of rooms at First World Hotel Tower 2 in December 2005. The sales and marketing teams of the WorldCard customer loyalty programme participated in various travel fairs, business exhibition, carnivals and recruitment fairs throughout the year to promote WorldCard, which membership grew to nearly 2 million WorldCard members in 2005.


Genting WorldCard Centre
WELCOME

The Genting International Initial Public Offer (IPO) was successfully launched in Singapore on 2 December 2005. Genting International raised S$350 million in gross proceeds from the issue of 1 billion new shares at the offer price of S$0.35 per share, comprising 50 million new shares to the public, 750 million new shares to the institutional and other investors, 103.4 million new shares pursuant to an over-allotment option and 96.6 million new shares to strategic investors.

The IPO closed on 8 December 2005 with very strong demand from both the public and placement tranches. The public offer tranche of 50 million shares was 13.8 times subscribed with a total of 22,065 applications, the largest number of applications in 2005, recorded by a non-REIT offering in Singapore. The institutional tranche was 7.8 times subscribed and attracted the interest of more than 150 institutions globally.

On 12 December 2005, Genting International was successfully listed on the Main Board of the Singapore Stock Exchange, with a market capitalisation of S$2 billion.

In April 2005, the Government of Singapore announced the legalisation of casino gaming in its country and invited tenders for the development of two integrated resorts with casino component at the Marina Bay and Sentosa sites. The Marina Bay site is to be located in a central city area adjacent to a new business district while the Sentosa site is to be located on the popular tourist destination of the Sentosa Island in Singapore.



Genting International IPO Launch & Roadshow in Singapore (2 to 8 December 2005)

Genting International and the Star Cruises Group made a joint concept submission for both sites and were one of the 12 bidders short-listed by the government of Singapore in April 2005.

Genting's vast experience and expertise enables the Group to attract other world-renowned brand operators as its strategic partners.

One of these strategic partners whom the Group has announced for its Sentosa site bid is Universal Parks and Resorts ("Universal"). Universal has successfully developed five international theme parks around the world. A Universal Studio theme park in Singapore would complement the Group's bid in attracting higher tourist arrivals to Singapore.

The Group's consortium of Genting International and Star Cruises is one of the four remaining bidders for the Marina Bay site and has submitted an impressive iconic resort development proposal on 29 March 2006. The selection process is currently ongoing.



Genting International
INITIAL PUBLIC OFFER (IPO)
Offer closes at 12pm, Thursday 8 December 2005.
Apply Now!
GENTING INTERNATIONAL PLC
A Leading Integrated Resorts Specialist



Genting International
GENTING INTERNATIONAL PUBLIC LIMITED COMPANY
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A global casino player in the making

Mr Justin Tan, Managing Director of Genting International (left) and Mr Hsieh Fu Hua (CEO of SGX) hitting the symbolic gong to launch the SGX listing



SGX



Awana Genting Highlands Golf & Country Resort

AWANA HOTELS & RESORTS
www.awana.com.my

The Awana brand of hotels and resorts, which comprise three beautifully designed resort hotels in Malaysia, maintained an overall average occupancy rate of 61% in 2005.

Awana Genting Highlands Golf & Country Resort ("Awana Genting")

Awana Genting is the flagship five-star resort of the Awana brand of hotels and resorts. Situated amongst the natural lush greenery at the mid-hill of Genting Highlands Resort, Awana Genting offers 430 well-appointed guest rooms, sophisticated convention facilities including a grand ballroom and 17 function rooms and an award winning 18-hole golf course. It serves as an ideal venue for meetings and functions in a refreshing, stress-free environment and is a popular haven for golfers, families, conventioneers and eco sports lovers. Awana Genting maintained an average occupancy rate of 63% in 2005.

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal")

Awana Kijal is a five-star holiday and convention resort set amidst 800 acres of lush greenery in Terengganu. Renowned for having the longest private beachfront in Peninsular Malaysia with 7.6km of pristine sandy beach, the resort boasts a spectacular 18-hole championship golf course. It is a popular beach resort that has 343 rooms and suites with panoramic views of the South China Sea. For the second consecutive year, the resort was awarded ***The No. 1 Resort In The East Coast*** by the Hospitality magazine.

This charming holiday resort offers a comprehensive array of banquet, recreational and convention facilities, numerous water sports as well as a traditional Javanese-inspired spa called the Taman Sari Royal Heritage Spa Awana Kijal. During the year, the resort's team created innovative and popular activities such as the "Joy & Adventurous" programme, a weekend in-house entertainment organised by members of the hotel staff for the guests. Awana Kijal achieved an average occupancy rate of 64% in 2005 (2004: 61%).



Golfing at Awana Genting



Awana Kijal with the longest private beach front in Peninsular Malaysia.

Awana Porto Malai, Langkawi ("Awana Porto Malai")

Awana Porto Malai is a popular holiday resort destination on the legendary island of Langkawi, Kedah. Located by the serene bay of Tanjung Malai, Awana Porto Malai is a 208-room Mediterranean theme seafront resort, offering panoramic views of the famed Dayang Bunting Island of Langkawi. The resort has an extensive range of facilities including a marina, food and beverage outlets, conference rooms, banquet halls and a picturesque boardwalk. The resort's swimming pool with a children fun pool is a favourite attraction for families.

Awana Porto Malai caters to a wide segment of the market including tourists, company outings and meeting groups. During the year, the resort was again selected as the host venue for the prestigious Langkawi International Maritime and Aerospace Exhibition (LIMA) 2005. LIMA, which uses the resort's scenic backdrop and the serene bay surrounding to display an armada of ships and yachts, attracted over 20,000 visitors to the maritime exhibition at Awana Porto Malai.

Although the island of Langkawi was largely unscathed, concerns due to the tsunami-related disasters in the Indian Ocean had caused a drastic drop in tourist arrivals, both foreign and domestic in 2005.

Awana Porto Malai implemented a series of aggressive marketing and promotional programmes throughout 2005, which mitigated the visitors' concern and improved visitor arrivals in the second half of 2005. The resort recorded an average occupancy rate of 51% in 2005 (2004: 55%).

AWANA VACATION RESORTS

www.awanavacation.com

Awana Vacation Resorts Development Bhd ("AVRD") is the Group's timeshare operator. Launched in August 1998 and growing steadily since then, AVRD has a total of 5,500 timeshare members as at 31 December 2005.

AVRD operates a total of 130 timesharing accommodation units and its members are entitled to stay at the numerous hotels at Genting Highlands Resort and the Awana Hotels & Resorts at favourable rates, subject to booking conditions. AVRD is affiliated with Resorts Condominium International (RCI), providing AVRD's timeshare members with the access to over 3,800 affiliated resorts in over 80 countries. In addition, AVRD has direct exchanges with resorts in Asia Pacific, Europe, America, South Africa and other countries. In Malaysia, the direct exchanges can be made for resorts in Penang, Perak, Kuala Lumpur and Cameron Highlands, subject to availability and may vary from time to time.



Awana Porto Malai, Langkawi



SuperStar Virgo berthed at the HarbourFront Centre, Singapore.

STAR CRUISES LIMITED

www.starcruises.com
www.ncl.com
www.orientlines.com

STAR CRUISES *The Leading Cruise Line in Asia Pacific*

NCL NORWEGIAN CRUISE LINE FREESTYLE CRUISING

NCL America FREESTYLE CRUISING

Star Cruises Limited ("Star Cruises") is the **world's third largest cruise operator and the leading cruise line in Asia-Pacific.** Star Cruises has a combined fleet of 22 ships in service and due to be delivered with over 35,000 lower berths. It operates under the internationally recognised brands of *Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines* and *Cruise Ferries* brands - cruising to more than 200 global destinations and islands in Asia-Pacific, North and South America, Hawaii, Caribbean, Alaska, Europe, Mediterranean, Bermuda and the Antarctica.

In September 2005, Star Cruises extended its Asian operations to include India, with ***SuperStar Libra*** setting its pioneer homeport operations in Mumbai - another first in the cruise industry in India. SuperStar Libra offers regular and special cruises to destinations along the west coast of India.

New destinations and itineraries for its Southeast Asia cruises were introduced with the return of ***SuperStar Gemini*** to Singapore from Taiwan in November 2005. The new season 7-night itineraries from Singapore call at 16 destinations across 4 countries. The destinations include Krabi, Phuket, Bangkok and Ko Samui in Thailand; Sihanoukville in Khmer Republic; Halong Bay, Danang, Nha Trang and Ho Chi Minh City in Vietnam and Penang, Langkawi, Kuching and Kota Kinabalu in Malaysia. Two special 21-night cruises were introduced, featuring Hong Kong as part of its itineraries.

Star Cruises won the award for ***Best Cruise Operator in Asia-Pacific*** for a **record eighth time** at the TTG Travel awards 2005. The occasion was made more special with Founder Tan Sri Lim Goh Tong being announced as recipient of the inaugural award for ***Travel Entrepreneur of the Year.*** These prestigious awards are testimonies to the international recognition of Star Cruises' high standards of service excellence and its contribution towards tourism development in various countries. The accolades continued in India with Star Cruises winning two awards for ***Best Product Promotion International*** and ***Unique Product International*** at the India Travel Mart shows in Bangalore and Chennai, further reinforcing the acceptance of the cruise product in the domestic market.

The Genting-Star International Cruise Management Programme was launched in Shanghai by Star Cruises and the Nanhu Vocational School in March 2005. The international hospitality programme has been designed along the globally recognised guidelines of the Australasian Hotel College and the Australian Quality Training Framework, with particular emphasis on oral English communication skills and practical

Cosy dining on board



Grand Piazza, SuperStar Virgo



SuperStar Libra in Mumbai, India.



STAR CRUISES & ITS FLEET IN OPERATION

Star Cruises	Norwegian Cruise Line	NCL America
SuperStar Virgo	Norwegian Dawn	Pride of Aloha
SuperStar Gemini	Norwegian Star	Pride of America
SuperStar Libra	Norwegian Sun	Pride of Hawaii~
Star Pisces	Norwegian Spirit	
MegaStar Aries	Norwegian Majesty	
MegaStar Taurus	Norwegian Wind	
	Norwegian Dream	
	Norwegian Sea	
Cruise Ferries	Norwegian Crown	**Orient Lines**
Wasa Queen	Norwegian Jewel	Marco Polo
	Norwegian Pearl*	
	Norwegian Gem**	

*~ Delivered in April 2006   * Expected Delivery 2006   ** Expected Delivery 2007*





ride of America joined the fleet in June 2005.

applications to cater to a growing level of sophistication among travellers. The fleet renewal plans continued in 2005 with the delivery of the ***Pride of America*** for the NCL America brand and the ***Norwegian Jewel*** for the NCL brand in June and August 2005 respectively. The Pride of America is the largest US-flagged ship ever built and the first newly constructed cruise ship to join the US register in almost 50 years. Christened by the Honourable Elaine L. Chao, US Secretary of Labour, the Pride of America joined the ***Pride of Aloha*** in offering exciting inter-island cruises in Hawaii.

Norwegian Jewel is a sister ship of the popular ***Norwegian Star*** and ***Norwegian Dawn*** and is the fifth new ship to be launched in four years. The 93,502-tonne ship, which was christened by Melania Trump, boasts a luxurious suite complex comprising Garden and Courtyard Villas. This ship is the first in the industry to offer such exclusive class of accommodation. Norwegian Jewel had a successful inaugural itinerary in the Mediterranean and the Baltics in the summer of 2005.

The Star Cruises Ship Simulator Centre in Port Klang, Malaysia obtained the Quality Management System Standard ISO 9001:2000 from Lloyd's Register Quality Assurance, a member of the Lloyd's Register Group and one of the world's biggest maritime classification societies.



n Sri Lim Kok Thay delivering his speech at the orwegian Jewel's christening ceremony



Norwegian Jewel - joined the fleet in August 2005.


STAR CRUISES

SuperStar Virgo & SuperStar Gemini



Oil palm plantation

Mechanised infield evacuation of fresh fruit bunches

PLANTATION

www.asiatic.com.my

During the year, the average industry prices of crude palm oil ("CPO") softened mainly due to high palm oil inventory and lower soybean oil prices that dampened the global demand for CPO. Average selling price per tonne achieved for CPO was RM1,398 (2004: RM1,600). In tandem with the lower palm oil prices, the Plantation Division recorded lower revenue of RM441.9 million in 2005 (2004: RM467.2 million) and lower profit before tax of RM173.2 million in 2005 (2004: RM210.2 million).

Nevertheless, the Division recorded higher yields with fresh fruit bunches ("FFB") production surpassing the 1 million mark to reach an all time high of 1.1 million tonnes in 2005 (2004: 0.98 million tonnes). This was attributable to the increase in mature harvesting area and an overall increase in yield from the Sabah region estates. Underpinned by the record volume of FFB harvest, the Division's total oil mill intake, inclusive of third party crops, rose by 11% to 1.2 million tonnes. CPO production rose by 11% to 260,467 tonnes while palm kernel ("PK") increased by 14% to 62,864 tonnes in 2005.

At present, the Division owns six oil mills in Malaysia with a total milling capacity of 255 tonnes per hour. The Division achieved an average oil extraction rate of 21.0% in 2005, which although marginally lower than the previous year of 21.1%, is above the industry average of 20.2%. The kernel extraction rate improved to 5.07% in 2005, as compared to 4.96% achieved in the previous year.

The Division's focus on improving productivity and cost efficiency had enabled its operating margins to be maintained at a comfortable level, despite the escalating costs of fertiliser and freight in 2005. During the year, the Division continued to expand its field mechanisation process into areas where the terrain and soil conditions were suitable for oil palm planting. A total of RM19.3 million has been invested over the last 10 years on mechanisation and enhanced crop harvesting processes.

During the year, the Division continued with its start-up planting activities of the land acquired in recent years. The Division had since planted a total of 1,851 hectares of land in **Asiatic Jambongan Estate** as at year end. Further planting of its land would continue over the next few years.



Fresh fruit bunches

PLANTATION STATISTICS

	Oil Palm		Others		Titled Area	
Area (Hectares)	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Mature	51,068	48,630	-	-	51,068	48,630
Immature	7,250	7,951	-	-	7,250	7,951
Total Planted Area	58,318	56,581	-	-	58,318	56,581
As a percentage (%)	100.0	100.0	-	-	100.0	100.0
Clearing / Planting in progress / Unplanted Jungle Area	-	-	4,665	6,571	4,665	6,571
Labour Lines, Buildings & Infrastructure, etc.	-	-	2,681	2,516	2,681	2,516
Total Area	58,318	56,581	7,346	9,087	65,664	65,668
Percentage Over Titled Area (%)	88.8	86.2	11.2	13.8	100.0	100.0
Production (mt)	1,099,285	978,693	-	-	-	-
Yield Per Mature Hectare (mt/kg)	22.1	21.7	-	-	-	-
Average Selling Price						
CPO (RM/mt)	1,398	1,600	-	-	-	-
Palm Kernel (RM/mt)	1,017	1,068	-	-	-	-


SIGNING CEREMONY
JOINT VENTURE
BETWEEN
8 JUNE 2005

Joint Venture between Asiatic Group and Sepanjang Group for oil palm cultivation at Ketapang, Indonesia.



Ketapang Land in Kalimantan, Indonesia.

The **Serian Palm Oil Mill,** the joint venture oil mill between the Division and Sarawak Land Consolidation and Rehabilitation Authority, continued to do well in 2005. The oil mill processed 238,875 tonnes of FFB, an increase of 9% over the previous year. The **Asiatic Ayer Item Oil Mill** obtained the renewal of its ISO 9001: 2000 Quality Management Systems certification by Standards and Industrial Research Institute of Malaysia ("SIRIM") in 2005.

The Division took a significant leap forward by expanding its oil palm plantation activities overseas to Indonesia. On 8 June 2005, the Division entered into several conditional joint venture agreements with the Sepanjang Group of Indonesia to acquire and develop some 98,300 hectares of vacant land near Ketapang, Kalimantan Barat into oil palm plantation and the development of oil mills. On completion of the acquisitions, the Division will hold 70% of the joint venture.

PROPERTY
www.asiatic.com.my

The Property Division recorded a 58% increase in revenue to RM100.2 million in 2005 (2004: RM63.3 million), despite a challenging property market environment due to higher oil prices, inflationary pressures affecting consumer spending, higher interest rates and softer property demand. The Division's profit before tax in 2005 was RM23.2 million, as compared to a loss of RM0.3 million (due to a write-off of capitalised expenses) in 2004.

The Division is led by Asiatic Land Development Sdn Bhd, which develops the Asiatic brand of properties. **Asiatic Indahpura,** the Division's flagship project of mixed residential and commercial developments in Johor, was the key contributor to the Division with sales of RM59.8 million in 2005. The sales were mainly derived from properties under construction, namely double-storey terrace houses and new medium-low cost houses. The Division has created a one-stop automotive centre called the Asiatic Indahpura Car City, which is being developed in phases, comprises numerous car showrooms and service centres, other customer service outlets, including a McDonald's drive-through restaurant, which started operations in October 2005.

Asiatic Cheng Perdana, the Division's maiden property project in Cheng, Melaka recorded sales amounting to RM26.2 million in 2005 from the double- and single-storey terrace houses launched.

The development activities in **Asiatic Permaipura,** Kedah were relatively subdued due to the market conditions. On the other hand, the Permaipura Golf and Country Club, one of the popular golf clubs in Kedah, performed reasonably well despite strong competition from surrounding golf clubs. The better performance was achieved due to the club's increased marketing efforts to attract more golfers and its constant good maintenance of the golf course.

The Kijal Beach Resort Apartments, which are strategically located beside Awana Kijal Golf, Beach & Spa Resort in the east coast of Terengganu, continued to enjoy good tenancy and registered an average rental occupancy rate of 64% in 2005. The 89 units of apartments offer panoramic views of the South China Sea and overlook Awana Kijal's 18-hole championship golf course.

Asiatic - Beautifully designed residential houses.





Commercial developments in Asiatic Indahpura, Johor.





Kuala Langat Power Plant, Malaysia.



Lanco Kondapalli Power Plant, India.



Aban Power Plant, India.

POWER

www.gentingsanyen.com

Genting Power Holdings Limited

The Power Division is led by 100% owned Genting Power Holdings Limited. The Division recorded lower days of operations, arising from major inspections undertaken on all the gas turbines and the additional maintenance work on the steam engine turbine in the second quarter of 2005 in its Kuala Langat power plant. As a result, the Division registered lower revenue in 2005 of RM701.1 million (2004: RM734.9 million) and lower profit before tax in 2005 of RM266.8 million (2004: RM288.4 million).

The division's crown jewel is the 720MW Kuala Langat power plant, which is strategically located at the Genting Sanyen Industrial Complex in Selangor, a few minutes' drive from the Kuala Lumpur International Airport. The power plant is operated by the Group's 58.6%-owned Genting Sanyen Power Sdn Bhd, which is an Independent Power Producer in Malaysia. The gas-fired combined cycle power plant, in its tenth year of full commercial operations in 2005, remained highly ranked in the merit order despatch schedule of Tenaga Nasional Berhad, Malaysia's national utility group. The major inspection works undertaken during the year would ensure that the plant continues to run under high standards of quality control and operational efficiency.

In India, the Division has interests in two power plants. The Division's 30%-owned 368MW Lanco Kondapalli power plant in Andhra Pradesh performed well in 2005. This gas-fired combined cycle power plant is operated and maintained by Genting Lanco Power Private Ltd, a 74%-owned subsidiary of the Group.

The Aban Power plant is the second power generation plant invested by the Division in India. The 36.26%-owned Aban Power is a new 113 MW gas-fired combined cycle plant in the Tanjore District of Tamil Nadu. The plant began commercial operations in August 2005. All electricity generated by the Aban power plant is contracted to the Tamil Nadu Electricity Board, the state electricity distributor, under a power purchase agreement.

During the year under review, the Division continued to look for viable power investments. On 8 December 2005, the Division successfully acquired interests in four power generation assets in China for a total consideration of about US$70 million. The acquisitions comprise a 26.2% interest in 724MW Meizhou Wan coal-fired power plant in Fujian Province; a 60% interest in 109MW Suzhou gas-fired combined cycle power plant in Jiangsu Province; an 80% interest in 76MW Nanjing diesel-fired open cycle power plant in Jiangsu Province and a 60% interest in 42MW Wuxi gas-fired open cycle power plant in Jiangsu Province.

On 27 March 2006, the Division proposed to acquire the remaining 73.8% interest in Meizhou Wan and a 100% interest in its project management company for about US$155.3 million. The acquisition of the remaining 73.8% interest in Meizhou Wan, when completed, will enable the Group to have its first 100% owned power plant.



Meizhou Wan Power Plant, China.


NANJING
SUZHOU
WUXI
MEIZHOU WAN
LANCO KONDAPALLI
ABAN
KUALA LANGAT



Paper rolls at Genting Sanyen Industrial Complex, Malaysia.



Central box plant in operation.

MANUFACTURING

www.gentingsanyen.com Genting Industrial Holdings Limited

The Manufacturing Division, headed by 97.7%-owned Genting Sanyen (M) Sdn Bhd, is the largest integrated paper and packaging manufacturer in Malaysia. Higher average selling prices achieved in 2005 contributed to revenue growth of 5% to RM504.4 million (2004: RM479.3 million). Profit before tax in 2005 was RM47.3 million (2004: RM55.3 million).

The Division's key manufacturing facilities are located in the integrated Genting Sanyen Industrial Complex ("Complex"), near the Kuala Lumpur International Airport. The Complex accommodates a paper mill (with two paper machines), a 720MW power plant, a Central box plant, a waste-to-energy plant, raw water and waste water treatment plants and the Division's operational head office.

During the year under review, the Division's paper mill maintained a high average production efficiency of 97% and produced over 260,000 tonnes of industrial brown paper. The Division operates two of the most modern box plants in Malaysia, located in Prai, Penang, and in the Complex. The Division upgraded some of its converting machines with cutting edge technology to enhance its competitive edge in the market.

GENTING Bio-Oil

Breakthrough Technology for Renewable Energy



Launching ceremony of Genting Bio-Oil in conjunction with Genting's 40th Anniversary, 21 August 2005.


PRE-TREATMENT
PYROLYSIS

Oil palm empty fruit bunches **Genting Bio-Oil**

The process development of Genting Bio-Oil.

carton boxes, the Division began targeting the export market with its niche products in 2005.

The Group is environmental conscious in its operations. The Division's paper and packaging operations involve the collection and recycling of waste paper into international standard industrial brown grade paper and then into high quality packaging boxes. The "Waste-to-Energy" plant, which commenced operations in 2003, uses the paper sludge from paper productions and the heat generated from this process is consumed within the industrial Complex.

In conjunction with Genting's 40th Anniversary on 21 August 2005, the Division unveiled the launch of ***Genting Bio-Oil,*** Malaysia's first commercially produced bio-oil. Genting Bio-Oil is made in the Division's pilot plant in Ayer Item, Johor, from waste generated from oil palm plantations, such as empty fruit bunches. Unlike bio-diesel or ethanol, produced from vegetable oil or sugar/starch respectively, the Genting Bio-Oil is produced from solid biomass. A revolutionary source of renewable energy, the Bio-Oil can be used in a wide variety of applications, including direct co-combustion at power plants and boilers for heat and electricity generation. A combustion trial using the Bio-Oil was successfully conducted in the Waste-to-Energy plant in the Complex, with further combustion trials in power plants abroad planned in 2006.

In 2004, the Division ventured into the business of wood plastic composite product, which can be used as an alternative building material. A new recycling technology is used to convert wood and plastic wastes into ***Rite Wood,*** the Division's brand of environmental friendly wood plastic composite product. The Division has made inroads into major overseas markets, such as South Korea, France, Switzerland, Australia and UK, and participated in key building products exhibitions.

Rite Wood





Wood plastic composite product for alternative indoor or outdoor building material.

OIL AND GAS

The Oil & Gas Division is spearheaded by 95% owned Genting Oil & Gas Limited ("GOGL"). Genting Oil & Gas Sdn Bhd provides management and technical services to the Division. The year under review was a good year for the Division. The Division's revenue and earnings recorded more than double-fold increases in 2005. Revenue in 2005 was RM117.9 million (2004: 58.8 million) and profit before tax in 2005 was RM50.9 million (2004: RM24.8 million).

In China, GOGL's subsidiary, Genting Oil & Gas (China) Limited ("GOGC") operates the onshore Zhuangxi Buried Hill Oilfield in Shandong Province, under a Petroleum Contract with Sinopec. The oilfield produced a total of 192,896 tonnes (equivalent to 1.32 million barrels) of oil (wellhead production) in 2005, of which GOGC was entitled to 105,357 tonnes (equivalent to 0.72 million barrels). The oil was sold to Sinopec at an average of US$47.06 per barrel in 2005 (2004: US$32.02 per barrel).

During the year, field production was maintained from existing wells, especially through the use of deep high temperature electrical pumps. Two new deep wells (ZG10-28 and ZG10-48) to the Pre-Cambrian were successfully completed, and two old wells (ZG13-1 and ZG37) were successfully sidetracked and deepened. A new 3D seismic survey was acquired across the oilfield, and this will be processed during 2006.

In **Indonesia,** the Division has interests in three Production Sharing Contracts ("PSCs") signed with BPMIGAS (Indonesia's oil and gas supervisory body), namely the Anambas PSC, the Northwest Natuna PSC and the West Salawati PSC. Each PSC has a three-year work commitment of 3D seismic, to be followed by the drilling of one exploration well.

The Anambas and Northwest Natuna PSCs were acquired in June and December 2004 respectively. The Division operates and owns 100% interests in both PSCs, via its subsidiaries Sanyen Oil & Gas Pte Ltd and Genting Oil Natuna Pte Ltd. Both PSC blocks are in the South China Sea and are adjacent to the maritime boundary of Peninsular Malaysia. During the year under review, 3D seismic surveys were acquired and processed in both blocks. In the Anambas Block, over 850 square kilometres of 3D seismic data were acquired, while in the Northwest Natuna Block, more than 310 square kilometres of high-resolution 3D seismic data were acquired.



Drilling activities

On 15 January 2005, the Division, via its subsidiary Genting Oil Salawati Pte Ltd, acquired a 49.99% interest in the West Salawati PSC in West Papua, through a farm-in agreement with PearlOil (Salawati) Limited. The West Salawati PSC Block includes onshore areas of Salawati Island and offshore areas of the Seram Sea and Sele Straits. Vintage seismic data has been reprocessed and several leads have been defined.

The Division continued to monitor its future deferred consideration rights (under a 2001 contract with BP Global Investments Ltd) to long-term cash flows from the Muturi PSC in West Papua. This deferred consideration though likely to be substantial, has not been recognised in the financial statements, as the amount cannot be quantified at this time. In March 2005, BP and its partners gave the final go-ahead to the Tangguh Liquefied Natural Gas ("LNG") Project that will utilise gas from the giant Vorwata Field, 30% of which lies within the Muturi Block. Construction of the Tangguh LNG Plant and two Vorwata Field production platforms began in 2005 and first LNG production is expected in October 2008, at which time the monthly deferred consideration payments will begin. These payments are expected to last for the duration of the Muturi PSC which was extended by BPMIGAS until the end of 2035.



Drilling at Zhuangxi Buried Hill, China


Zhuangxi Buried Hill Oilfield
West Salawati PSC
North West Natuna PSC
Anambas PSC



Founder & Honorary Life Chairman YBhg Tan Sri Lim Goh Tong conferred honorary degree of Doctor of Entrepreneurship from UTAR, 10 Nov 2005.



Resorts World Bhd - 17th Senior Managers' Conference.

HUMAN RESOURCES

The development of human resources within the Group is vital to ensure continuous improvement in service excellence, business continuity and further growth. A highly skilled, motivated and productive workforce is a key factor to the emergence of the Group as a world-class player in its operating industries. The Group has a strong workforce. Employees from the Group's subsidiaries totalled about 19,700 as at 31 December 2005. Together with Star Cruises, the Genting Group has close to 40,000 employees located globally. A total of about 1,340 employees were honoured with Long Service Awards in 2005, in recognition of their loyalty and dedicated services to the Group.


KESEMBILAN
ANTARA

The signing of the 9th Collective Agreement between Resorts World Bhd and its employees' union.

On 24 November 2005, the Leisure & Hospitality Division via Resorts World, signed the 9th Collective Agreement with its employees' union. The Collective Agreement was successfully completed within a short period of four meetings in less than three weeks. This reflects the commitment of both parties to sustain harmonious industrial relations.

Among the many training conferences and team-building events held for the Group's employees in 2004 were Resorts World's 17th Senior Managers' Conference in Bintan, Indonesia with the theme "Delivering Unique Customer Experience for Competitive Advantage", the 12th Resorts World HR Conference at Awana Kijal Golf, Beach and Spa Resort in Terengganu to discuss the development of world-class talent in the Group, the Annual Family Day, Asiatic 25th Management Conference in Bandung, Indonesia with the theme of "The Next 25 Years - Where Should We Be ?", and Genting Sanyen Managers' Conference.

Resorts World had its 4th OSHA Awareness Campaign with the theme of "Safety is the Responsibility of All" to increase the awareness and knowledge of safe and healthy practices among employees. Its commitment towards safety at workplace have resulted in winning the prestigious "National Occupational Safety and Health Excellence Award 2005" for the Hotel and Restaurant category.

The Balanced Scorecard Performance Management System was implemented during the year. This system enables key performance indicators to be developed for departments and executives of the Group, consistent with the overall vision and strategies of the Group. In addition, the Competency Framework was implemented across the Group to deliver suitable training and development programs. Genting Centre of Excellence continues to play an essential role in the training and development of employees. Over 25 specially designed training programmes were conducted for executives of the Genting Group in 2005. Genting INTI International College, a collaborative partnership between Resorts World Bhd and INTI Universal Holding Bhd, a leading education group in Malaysia, continued to offer exciting courses in tourism, leisure and hospitality management in 2005.

The Assessment Centre for the Group was implemented to enhance the recruitment process and ensure that candidates who demonstrate the right attitude, skills and competencies are recruited.

Genting Sanyen Group - Senior Management Retreat.


MANAGEMENT RETREAT
September 2005

Asiatic Development Berhad - 23rd Management Conference.


ASIATIC DEVELOPMENT BERHAD
WELCOME DELEGATES
23RD MANAGEMENT CONFERENCE
(Plantation Division)
4 - 7 AUGUST 2005




RESORTS WORLD BHD
pride
21/8/2005
SATU JUTA SAHAJA
RM 1,000,000.00

Some of the Group's Long Services Award recipients.

YBhg Tan Sri Lim Kok Thay presenting a RM1 million mock cheque to PRIDE's representative Datuk Nazir Razak, witnessed by Prime Minister YAB Dato' Seri Abdullah Ahmad Badawi.

During the year, 50 management trainees successfully completed their training and have been deployed to various departments and business units. These trainees form part of the succession-focused strategies of the Group.

The Group is committed towards maintaining family values and enhancing the quality of life for its employees. In conjunction with Genting's 40th Anniversary celebrations, various events such as Family Day activities were held for the Group's employees. Commemorative anniversary gifts like special-made jackets, notebooks and souvenir mugs were given to employees of the Group. During the year, the Group's hostel facilities were upgraded with on-going refurbishment of the hostel rooms to enhance the comfort lifestyle of its employees.

The Group provides the opportunity for employees to enhance their development skills and qualifications. Resorts World's Finance department has been accredited by the various professional accountancy bodies such as the Authorised Training Organisation for The Institute of Chartered Accountants in England & Wales (ICAEW), Gold Approved Employer for Association of Chartered Certified Accountants (ACCA) and Certified Training Partner for Chartered Institute of Management Accountants (CIMA) to provide on-the-job training to the employees to become qualified accountants.

COMMUNITY SERVICES

The Group is a caring and responsible corporation and has supported numerous corporate philanthropy work including various charitable bodies, sports associations, educational institutions and health organisations.

In providing humanitarian relief, the Group donated more than RM3.5 million to those affected following the tsunami tragedy, which occurred in December 2004. This included the donation of RM1 million each to support the Malaysian Tsunami Disaster Fund, the Indonesian Tsunami Disaster Fund and the Force of Nature Foundation and RM0.5 million to the Pahang Tsunami Fund. In addition, other recipients included the MERCY Humanitarian Fund (RM100,000) and Persatuan Bencana Negeri Kedah (RM20,000). In response to Star Earthquake/Tsunami Relief Fund, various donation initiatives were held at Genting Highlands Resort to appeal to the public, guests and employees for their support. A total amount of RM60,000 was collected for this fund.

After a flash flood hit the indigenuous 'orang asli' settlement in Pos Pasik, Kelantan, the Group extended its financial support to Jabatan Hal Ehwal Orang Asli to assist the families affected by the flood.

Launching of the Resorts World Bhd's Occupational Safety and Health Awareness Campaign 2005.



The Group's donation towards the Tsunami Disaster Fund, presented by YBhg Tan Sri Lim Kok Thay (left).


DATE 28th December 2004
GENTING GROUP
PAY/BAYAR NST - BH MALAYSIAN TSUNAMI DISASTER FUND
RINGGIT MALAYSIA
ONE MILLION ONLY


& PRO-AM 2005

YABhg Tun Mohd Hanif Omar (right) presenting a mock cheque of RM108,600 to MERCY Humanitarian Fund.



YBhg Tan Sri Lim Kok Thay presenting a mock cheque of RM700,000 to the late Datin Seri Endon Mahmood, the Chairman of Yayasan Budi Penyayang Malaysia.



YBhg Tan Sri Alwi Jantan (centre left) and YBhg Tan Sri Mohd Amin (centre right) with recipients from various welfare organisations.

The Group has been involved in the development of sports in the country for a long time. Amongst the sport-related bodies that the Group supported in 2005 included the Sultan Ahmad Shah Veteran's Hockey Team, Pahang Basketball Association, Association of Sports and Recreation for the Disabled Terengganu, Bentong Basketball Association, Pahang Volleyball Association and Bentong Netball Association. The Group continued its long-term support and partnership with the Football Association of Malaysia, Pahang Football Association, KL International Marathon, prestigious Le Tour de Langkawi and its charter membership with SportExcel.

The Group continued to support various charitable bodies in 2005, including HOSPIS Malaysia, Kiwanis Club Petaling Jaya, Yayasan DiRaja Sultan Mizan, Yayasan Kebajikan SSL Haemodialysis, Yayasan Kebajikan Anak-Anak Yatim Malaysia, Little Sisters of the Poor, SHELTER Home for Children, Independent Living Home for People with Disabilities, The Salvation Army, Sungei Way Seri Setia Old Folk's Home and Monfort Boys Town.

Non-governmental organisations who received the Group's support included St. John's Ambulance Malaysia, National Council of Women's Organisations Malaysia, Malaysian Liver Foundation, Tunku Azizah Fertility Foundation and National Cancer Society Malaysia. A total of RM 700,000 was also donated to the Yayasan Budi Penyayang Malaysia, a charitable foundation to help in promoting family value.

In striving to improve healthcare in Malaysia, the Group donated RM1 million to PRIDE, an organisation that aims to increase awareness and improve the health standard and treatment of breast cancer in Malaysia. The donation was made during the Group's 40th Anniversary Celebrations Gala Dinner.

In its support towards the development of research and education, the Group contributed to various programmes by schools and institutions of higher learning, including the Malaysian Institute of Economic Research, Academy of Medicine of Malaysia and Malaysian Institute of Management.

In addition, the Group's support was extended for the benefits of school-going children, such as the New Straits Times' School Sponsorship Programme, Inner Wheel Club of Ampang's English Literacy Campaign and Yayasan Istana Abdul Aziz's English Excellence Programme Fund; as well as contributions to various schools including Pei Yuan High School, SJK (C) Khai Mun, SK Bandar Baru Batang Kali, SJK (C) Perting, Sekolah Kebangsaan Seafield, Kolej Tunku Kursiah and SJK (C) Telemong.


GENTING GROUP
3043

Genting International participating in the charity-based SGX Bull Run 2005




MALAYSIA

Resorts World Bhd supporting the prestigious Le Tour de Langkawi 2005.

RECOGNITION

The Genting Group continues to receive numerous recognitions for its commitment for high quality standards and management excellence. The Group was named the ***No. 1 leading company in Malaysia*** by Asian Wall Street Journal for the tenth year in January 2005.

The Group's Founder and Honorary Life Chairman Tan Sri Lim Goh Tong was honoured as the ***Travel Entrepreneur of the Year*** at the Travel Trade Gazette Awards 2005. This special *inaugural award pays tribute to an individual for his* outstanding achievements and positive contributions to the tourism and travel industry in this region.

This tribute was further extended to the Group's Chairman, President and Chief Executive Tan Sri Lim Kok Thay, when he was awarded the prestigious ***Most Outstanding Hospitality Developer*** at the Hospitality Asia Platinum Awards 2005 on 11 November 2005.



REVIEW
ASIA'S LEADING COMPANIES
DHL
THE ASIAN WALL STREET JOURNAL

Genting - ***No.1 Leading Company in Malaysia for 10 years*** *(1994 - 2002, 2004).*



Genting Highlands Resort
- World's Leading Casino Resort
- Asia's Leading Casino Resort
(World Travel Awards 2005).

Genting Highlands Resort
- Best Family Resort (Genting Theme Park)
(World Asia Publishing's Hospitality Asia Platinum Awards 2005-2006).



TTG
TRAVEL
AWARDS
2005



(Top)
YBhg Tan Sri Lim Kok Thay with the inaugural TTG ***Travel Entrepreneur of the Year*** *award presented to Founder and Honorary Life Chairman YBhg Tan Sri Lim Goh Tong.*

(Left)
YBhg Tan Sri Lim Kok Thay is the winner of the ***Most Outstanding Hospitality Developer*** *award by Hospitality Asia Platinum 2005.*



Mr. Justin Leong (right) receiving the ***World's Leading Casino Resort*** *and* ***Asia's Leading Casino Resort*** *awards at the World Travel Awards 2005, London on behalf of Genting Highlands Resort.*

Genting Highlands Resort was voted the prestigious ***World's Leading Casino Resort*** and ***Asia's Leading Casino Resort*** at World Travel Awards 2005 gala ceremony held in London on 13 November 2005.

Resorts World Bhd won the ***Minister's Special Award*** at the Malaysia Tourism Awards in August 2005. This award by the Ministry of Culture, Arts and Tourism of Malaysia is another great acknowledgement of the Group's commitment and contributions in developing the tourism industry in Malaysia over the past 40 years.



YBhg Tan Sri Alwi Jantan (second from left) holding the ***Minister's Special Award*** *at the Malaysia Tourism Awards 2005.*

Summary of the major awards and accolades received in 2005 are as follows:

- Tan Sri Lim Goh Tong - ***Travel Entrepreneur of the Year*** by Travel Trade Gazette Awards 2005.
- Tan Sri Lim Kok Thay - ***Most Outstanding Hospitality Developer*** by Hospitality Asia Platinum Awards 2005-2006.
- Genting Highlands Resort - ***World's Leading Casino Resort*** by World Travel Awards 2005.
- Genting Highlands Resort - ***Asia's Leading Casino Resort*** by World Travel Awards 2005.
- Genting Highlands Resort - ***Best Family Resort (Genting Theme Park)*** by Hospitality Asia Platinum Awards 2005-2006.
- Genting Highlands Resort - ***Restaurant of The Year (The Olive, Genting Hotel)*** by Hospitality Asia Platinum Awards 2005-2006.
- Genting Theme Park - ***Malaysia's First Theme Park to Achieve ISO 9001:2000 Certification*** by Lloyd's Register Quality Assurance Ltd.
- Resorts World Bhd - ***Minister's Special Award*** (Malaysia Tourism Awards).
- Resorts World Bhd - ***National Award for Management Accounting (NAfMA) 2005 - Practice Solution Award*** by the Malaysian Institute of Accountants and the Chartered Institute of Management Accountants.
- Resort World Bhd - ***National Occupational Safety and Health Excellence Award 2005: Hotel and Restaurant Category.***
- Resorts World Bhd - ***ACCA Plus - Approved CPD Employer Certificate 2005.***
- Resorts World Bhd - Winner of 3 Excellent Gold Awards and 1 Gold Medal at The World Golden Chef Competition.
- www.genting.com.my - Winner of the most popular Travel-Destinations and Accommodation website in Singapore at the Hitwise Singapore Online Performance Awards 2005.
- Awana Kijal Golf, Beach & Spa Resort - ***No. 1 Resort in the East Coast*** by Hospitality magazine 2005.
- Star Cruises - the ***Best Cruise Operator in Asia Pacific*** for a record 8th time by TTG Travel Awards 2005.
- Star Cruises - ***Best Product Promotion International*** award - India Travel Mart.
- Star Cruises - ***Unique Product International*** award - India Travel Mart.
- Star Cruises Ship Simulator Centre - ***Quality Management System Standard ISO 9001:2000*** by Lloyd's Register Quality Assurance.
- Genting Sanyen Central Box Plant was awarded ***ISO accreditation by SIRIM*** in 2005 for ISO 9001:2000 surveillance audit.
- Genting Sanyen Power Plant was awarded the **Gold Award 2005** by MSOSH - Malaysian Society for Occupational Safety and Health.



Mr. Quah Chek Tin, Chief Operating Officer (right) receiving the NAfMA 2005 Practice Solution Award for Resorts World Bhd



Ms. Koh Poy Yong, Senior Vice President - Finance (right) receiving the ACCA Plus - Approved CPD Employer Certificate for Resorts World Bhd



Award-winning international chefs from Genting Highlands Resort.



Star Cruises
Best Cruise Operator in Asia-Pacific for 8 years
(1997 - 2002, 2004 - 2005)



GENTING
40th BIRTHDAY CELEBRA
great supporting us
Celebrating
40th
Our Founder YBhg TAN SRI DAT
1937
1965
1969
1972
1975
1997
2002
1937
1969
be continued by
th a style of his
y worthy succ
py to leave
tent, astute
t that he wil
ato Seri Lim Go

Celebrating 40 years
1965-2005
GENTING

Genting's Anniversary


GENTING Bio-Oil
Breakthrough Technology for Renewable Energy
RESORTS WORLD BHD
pride
21/8/2005
SATU JUTA SAHAJA
1,000,000.00
GENTING
INDIAN TRADE & FOOD FAIR

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysian Code on Corporate Governance ("the Code")

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, six meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Kok Thay	5
Tun Mohammed Hanif bin Omar	6
Tan Sri Mohd Amin bin Osman	6
Dr. R. Thillainathan	6
Mr Quah Chek Tin	6
Dato' Paduka Nik Hashim bin Nik Yusoff	6
Tan Sri Gunn Chit Tuan	6
Tan Sri Dr. Lin See Yan	6

(ii) Board Balance

During the financial year, the Board had eight members, five executive Directors and three non-executive Directors. All of the three non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri Gunn Chit Tuan as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Board is mindful of the dual roles of Chairman and Chief Executive held by Tan Sri Lim Kok Thay but is of the view that there are sufficient experienced and independent - minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 11 to 12 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the then Research Institute of Investment Analysts Malaysia. Directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

The following are courses and training programmes held in 2005 (not including those attended by Directors to fulfil the Continuing Education Programmes requirements):

- An Insight to Business Continuity and Crisis Management
- Fraud Risk Management
- Tax Seminar - The 2006 Budget
- Securing Electronic Payment via IT Governance
- Impact of the New Financial Reporting Standards and GST
- AFTA: Meeting The Competition
- Making Corporate Boards More Effective
- Preparing for the Challenges Ahead: The Role of Nomination and Compensation Committees
- Strategic Negotiation for Senior Executives
- Are You Ready for Convergence?
- Strategies for Successful Investor Relations and Internal Auditing
- Delivering Unique Customer Experience for Competitive Advantage
- Practical Aspects in Conducting General Meetings of Public Listed Companies and Investor Relations & Financial Communications
- Strategic and Operational Risk Management

(v) Re-election

The Articles of Association of the Company provides that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provides that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole, determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on page 84 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a corporate website at **www.genting.com** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with the MASB approved accounting standards in Malaysia and which give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flows of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 120 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's financial statements, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 37 to the financial statements under "Significant Related Party Transactions and Balances" on pages 112 to 113 of this Annual Report.

Audit Committee Report

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Tan Sri Gunn Chit Tuan	Chairman/Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Member/Independent Non-Executive Director
Tan Sri Dr. Lin See Yan	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Mr Quah Chek Tin	Member/Executive Director

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2005

The Committee held a total of six (6) meetings. Details of attendance of the Committee members are as follows:

Name of Directors	Number of Meetings Attended
Tan Sri Gunn Chit Tuan	*5
Dato' Paduka Nik Hashim bin Nik Yusoff	*5
Tan Sri Dr. Lin See Yan	*6
Tan Sri Lim Kok Thay	4
Mr Quah Chek Tin	5

* The total number of meetings is inclusive of the special meeting held between members of the Committee who are independent non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2005

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and of the Group, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and of the Company for the financial year ended 31 December 2005;

viii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2004; and

x) reviewed the reports submitted by the Risk and Business Continuity Management Committee of the Company.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or

(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

(bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967; or

(c) fulfils such other requirements as prescribed by Bursa Malaysia Securities Berhad ("Bursa Malaysia").

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Listing Requirements, the Committee shall promptly report such matter to Bursa Malaysia.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The head of finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

The Board's Responsibilities

In relation to internal control, pursuant to the requirements under the Malaysian Code of Corporate Governance for companies listed on the Bursa Malaysia Securities Berhad ("Bursa Malaysia"), the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Malaysia Listing Requirements to: -

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them, and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of Genting Group of companies' ("the Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

The Risk Management Process

The Group employs the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the Group are required to identify and evaluate controls within key functions/activities of their business processes. The risks to the Group's strategic objectives are assessed at the Group and company level.

The Risk and Business Continuity Management Committees ("RBCMCs") formed in 2004 at Genting Berhad ("GB") and its principal subsidiaries are responsible for ensuring the effectiveness of the risk management process and implementation of risk management policies in their respective companies. The RBCMC of GB comprises senior management of the Group and is chaired by the Chief Operating Officer of GB, whereas the RBCMCs of the subsidiaries comprise their respective senior management headed by their respective Chief Financial Officers/Heads of Finance.

The key aspects of the risk management process are:-

- Business/Operations Heads undertake to update their risk profiles on a six monthly basis from the previous update and issue a letter of assurance to confirm that they have reviewed the risk profiles, risk reports and related business processes and are also monitoring the implementation of action plans.
- The risk profiles, control procedures and status of the action plans are reviewed on a regular basis by the Group Risk Manager with the Business/ Operations Heads.
- Management of the respective companies is provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- On a quarterly basis the RBCMC of the respective companies meet to review the progress of the implementation of action plans of their respective companies and a consolidated risk management report summarizing the significant risks and/or status of action plans of the respective companies are presented quarterly to the Audit Committee for review, deliberation and recommendation for endorsement by the Board of Directors.

The Internal Control Processes

The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management and Internal Audit on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the holding company and subsidiaries to implement and monitor the Board's policies on controls.
- Delegation of authority including authorisation limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are documented in manuals, which are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Group Executive Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget, which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by Group Executive Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the Group. Nevertheless, measures have been or are being taken to address these weaknesses.

Business continuity management is regarded an integral part of the Group's risk management process. In this regard to minimise potential business disruptions either due to failure of critical IT systems and/or operational processes, some of the subsidiaries and key operating units have commenced implementation of business continuity plans while others are in the process of implementing them.

The Board in issuing this statement has taken into consideration the state of internal control of the associated company, Serian Palm Oil Mill Sdn Bhd and the representations made by the Group's principal associated companies, Star Cruises Limited and Lanco Kondapalli Power Private Limited in respect of their state of internal control.

The Internal Audit Function

The Group Internal Audit Division ("Group Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

Directors' Report and Statement Pursuant to Section 169(15) of the Companies Act, 1965

The Directors of **GENTING BERHAD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantation, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associates include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiaries and associates are set out in Note 38 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	2,439.3	560.4
Taxation	(627.6)	(149.8)
Profit from ordinary activities after taxation	1,811.7	410.6
Minority shareholders' interests	(564.7)	-
Net profit for the financial year	1,247.0	410.6

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 16.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM81,162,092.83 in respect of the financial year ended 31 December 2004 was paid on 29 July 2005; and

(ii) an interim dividend of 10.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM50,734,575.33 in respect of the financial year ended 31 December 2005 was paid on 28 October 2005.

The Directors recommend payment of a final dividend of 19.0 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up share capital of the Company as at the date of this report, the final dividend would amount to RM96,494,609.71.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

During the financial year, 866,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM14.34 per share and 13,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM13.08 per share were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("Scheme"), all of which ordinary shares rank pari passu with the then existing ordinary shares of the Company. These options were granted prior to the current financial year.

There were no issue of debentures during the financial year.

The following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2005:

Option Number	Option Expiry Date	Subscription Price per Share RM	No. of Unissued Shares
1/2002	11 August 2012	14.34	5,626,000
2/2002	11 August 2012	13.08	29,000
			5,655,000

(a) *The expiry date of the Options on 11 August 2012 shall apply unless the Options have ceased by reason of non compliance* by the grantee with the terms and conditions under which the Options were granted pursuant to the Scheme.

(b) (i) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Options granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Options have been issued have no right to participate by virtue of the Options in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Mohd Amin bin Osman
Dr. R. Thillainathan
Mr Quah Chek Tin
Dato' Paduka Nik Hashim bin Nik Yusoff*
Tan Sri Gunn Chit Tuan*
Tan Sri Dr. Lin See Yan*

**Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company and Resorts World Bhd, Asiatic Development Berhad and Genting International P.L.C., and all of which are subsidiaries of the Company as set out below:

Interest in the Company

Shareholdings in the names of Directors	**1.1.2005**	**Acquired/(Disposed)**	**31.12.2005**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	3,433,800	-	3,433,800
Tun Mohammed Hanif bin Omar	200	-	200
Tan Sri Mohd Amin bin Osman	8,000	126,000	134,000
Dr. R. Thillainathan	-	64,000/(64,000)	
Mr Quah Chek Tin	1,000	126,000/(126,000)	1,000

Share Option in the names of Directors	**1.1.2005**	**Offered/(Exercised)**	**31.12.2005**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Mohd Amin bin Osman	500,000	(126,000)	374,000
Dr. R. Thillainathan	250,000	(64,000)	186,000
Mr Quah Chek Tin	500,000	(126,000)	374,000

Interest in Resorts World Bhd

Shareholdings in the names of Directors	**1.1.2005**	**Acquired/(Disposed)**	**31.12.2005**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	122,000	-	122,000

Share Option in the names of Directors	**1.1.2005**	**Offered/(Exercised)**	**31.12.2005**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	750,000	-	750,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000

Interest in Asiatic Development Berhad

Shareholdings in the names of Directors	**1.1.2005**	**Acquired/(Disposed)**	**31.12.2005**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	144,000	-	144,000
Tan Sri Mohd Amin bin Osman	164,000	-	164,000

Share Options in the names of Directors	**1.1.2005**	**Offered/(Exercised)**	**31.12.2005**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	825,000	-	825,000
Tan Sri Mohd Amin bin Osman	825,000	-	825,000

Interest in Genting International P.L.C.

Shareholdings in the name of Director	**1.1.2005**	**Acquired/(Disposed)**	**31.12.2005**
	(Number of ordinary shares of USD0.10 each)		
Tan Sri Lim Kok Thay	-	20,000	20,000

Share Option in the names of Directors	1.1.2005	Offered/(Exercised)	31.12.2005
	(Number of unissued ordinary shares of USD0.10 each)		
Tan Sri Lim Kok Thay	-	5,000,000	5,000,000
Tun Mohammed Hanif bin Omar	-	1,000,000	1,000,000
Tan Sri Mohd Amin bin Osman	-	1,000,000	1,000,000
Dr. R. Thillainathan	-	1,500,000	1,500,000
Mr Quah Chek Tin	-	1,500,000	1,500,000
Dato' Paduka Nik Hashim bin Nik Yusoff	-	1,000,000	1,000,000
Tan Sri Gunn Chit Tuan	-	1,000,000	1,000,000
Tan Sri Dr. Lin See Yan	-	1,000,000	1,000,000

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Asiatic Plantations (WM) Sdn Bhd, a wholly-owned subsidiary of Asiatic Development Berhad, which in turn is a 54.6% owned subsidiary of the Company to provide plantation advisory services.

(ii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International P.L.C., a 58.5% owned subsidiary of the Company.

(iii) Tan Sri Mohd Amin bin Osman has been retained by Resorts World Bhd, a 57.7% owned subsidiary of the Company to provide advisory services.

(iv) Oakwood Sdn Bhd, a wholly-owned subsidiary of the Company has previously extended a housing loan to Dr. R. Thillainathan to enable him to acquire a home.

Tun Mohammed Hanif bin Omar and Dr. R. Thillainathan are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Mohd Amin bin Osman and Tan Sri Gunn Chit Tuan will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129 (6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowances for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the Group and in the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group or of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 64 to 119 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2005 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the MASB approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Kuala Lumpur
22 February 2006

Income Statements

for the financial year ended 31 December 2005

Amounts in RM million unless otherwise stated

	Note(s)	Group		Company	
		2005	2004	**2005**	2004
Revenue	5 & 6	**5,454.1**	4,647.0	**564.2**	467.1
Cost of sales	7	**(2,993.1)**	(2,559.6)	**(53.8)**	(46.5)
Gross profit		**2,461.0**	2,087.4	**510.4**	420.6
Other income		**501.7**	128.1	**149.1**	55.2
Selling and distribution costs		**(92.4)**	(78.7)	**-**	-
Administration expenses		**(204.7)**	(164.7)	**(10.5)**	(9.6)
Other expenses	8	**(119.2)**	(116.3)	**(45.2)**	(55.8)
Profit from operations		**2,546.4**	1,855.8	**603.8**	410.4
Finance cost		**(152.9)**	(112.8)	**(43.4)**	(4.0)
Share of results in jointly controlled entities		**(0.2)**	(0.9)	**-**	-
Share of results in associates		**46.0**	35.7	**-**	-
Profit from ordinary activities before taxation	5, 9, 10 & 11	**2,439.3**	1,777.8	**560.4**	406.4
Taxation					
- Company and subsidiaries	12	**(622.6)**	(339.4)	**(149.8)**	(128.9)
- Share of tax in associates	12	**(5.0)**	(4.3)	**-**	-
		(627.6)	(343.7)	**(149.8)**	(128.9)
Profit from ordinary activities after taxation		**1,811.7**	1,434.1	**410.6**	277.5
Minority shareholders' interests		**(564.7)**	(506.1)	**-**	-
Net profit for the financial year		**1,247.0**	928.0	**410.6**	277.5
Basic earnings per share (sen)	13	**176.95**	131.76		
Diluted earnings per share (sen)	13	**176.05**	131.32		
Gross dividends per share (sen)	14	**29.0**	24.0		

The notes set out on pages 71 to 119 form part of these financial statements.

Balance Sheets

as at 31 December 2005

Amounts in RM million unless otherwise stated

	Note	Group 2005	Group 2004	Company 2005	Company 2004
NON-CURRENT ASSETS					
Property, plant and equipment	15	**6,941.4**	6,550.4	**6.3**	6.1
Land held for property development	16	**488.0**	495.1	**-**	-
Subsidiaries	17	**-**	-	**2,413.6**	2,278.1
Jointly controlled entities	18	**36.1**	39.7	**-**	-
Associates	19	**2,429.1**	2,230.1	**-**	-
Other long term investments	20	**1,188.9**	357.6	**-**	-
Amount due from subsidiary	17	**-**	-	**864.4**	-
Long term receivables	24	**55.5**	22.7	**-**	-
Deferred taxation	21	**9.4**	4.6	**3.2**	1.9
Intangible assets	22	**140.7**	13.7	**-**	-
CURRENT ASSETS					
Property development costs	16	**111.4**	105.4	**-**	-
Inventories	23	**349.1**	309.9	**-**	-
Trade and other receivables	24	**661.2**	553.9	**19.9**	19.9
Amount due from subsidiaries	17	**-**	-	**550.9**	320.0
Amount due from jointly controlled entities	18	**0.6**	-	**-**	-
Amount due from associates	19	**0.8**	0.7	**-**	-
Short term investments	25	**1,708.6**	1,706.6	**1,235.8**	1,016.9
Bank balances and deposits	26	**4,370.5**	4,206.1	**327.7**	366.8
		7,202.2	6,882.6	**2,134.3**	1,723.6
LESS: CURRENT LIABILITIES					
Trade and other payables	27	**913.1**	876.7	**28.8**	19.4
Amount due to subsidiaries	17	**-**	-	**93.0**	97.1
Amount due to jointly controlled entities	18	**-**	0.3	**-**	-
Short term borrowings	28	**417.0**	783.9	**-**	-
Taxation		**164.2**	94.3	**25.9**	16.5
		1,494.3	1,755.2	**147.7**	133.0
NET CURRENT ASSETS		**5,707.9**	5,127.4	**1,986.6**	1,590.6
		16,997.0	14,841.3	**5,274.1**	3,876.7
FINANCED BY					
SHARE CAPITAL	29	**352.7**	352.3	**352.7**	352.3
RESERVES	30	**8,649.3**	7,516.2	**3,685.0**	3,394.1
SHAREHOLDERS' EQUITY		**9,002.0**	7,868.5	**4,037.7**	3,746.4
MINORITY INTERESTS		**4,862.9**	3,432.1	**-**	-
NON-CURRENT LIABILITIES					
Long term borrowings	28	**2,455.7**	2,908.8	**-**	-
Amount due to subsidiaries	17	**-**	-	**1,164.2**	93.8
Deferred taxation	21	**547.2**	523.4	**-**	-
Provisions	31	**65.4**	49.1	**72.2**	36.5
Other liabilities	32	**63.8**	59.4	**-**	-
		3,132.1	3,540.7	**1,236.4**	130.3
		16,997.0	14,841.3	**5,274.1**	3,876.7
NET ASSETS PER SHARE		**RM12.76**	RM11.17		
NET TANGIBLE ASSETS PER SHARE		**RM12.56**	RM11.15		

The notes set out on pages 71 to 119 form part of these financial statements.

for the financial year ended 31 December 2005

Amounts in RM million unless otherwise stated

Group	Share Capital	Share Premium	Revaluation Reserve	Reserve on Exchange Differences	Other Reserve	Unappropriated Profit	Total
Balance at 1 January 2004	352.2	97.8	308.5	66.2	-	6,220.1	7,044.8
Issue of shares (see Note 29)	0.1	1.7	-	-	-	-	1.8
Revaluation surplus realised upon sale of assets	-	-	(0.3)	-	-	0.3	-
Currency translation differences	-	-	-	8.0	-	-	8.0
Net gain/(loss) not recognised in the income statement	-	-	(0.3)	8.0	-	0.3	8.0
Net profit for the financial year	-	-	-	-	-	928.0	928.0
Appropriation:							
Dividends							
- final paid for financial year ended 31 December 2003 (14.5 sen less 28% income tax)	-	-	-	-	-	(73.5)	(73.5)
- interim paid for financial year ended 31 December 2004 (8.0 sen less 28% income tax)	-	-	-	-	-	(40.6)	(40.6)
Balance at 31 December 2004	352.3	99.5	308.2	74.2	-	7,034.3	7,868.5
Balance at 1 January 2005	**352.3**	**99.5**	**308.2**	**74.2**	**-**	**7,034.3**	**7,868.5**
Issue of shares (see Note 29)	**0.4**	**12.2**	**-**	**-**	**-**	**-**	**12.6**
Negative goodwill arising from acquisition of subsidiaries and associates	**-**	**-**	**-**	**-**	**-**	**112.1**	**112.1**
Net loss arising on changes in composition of the Group	**-**	**-**	**-**	**-**	**-**	**(94.6)**	**(94.6)**
Share of associate's other reserves	**-**	**-**	**-**	**-**	**11.2**	**-**	**11.2**
Revaluation surplus realised upon sale of assets	**-**	**-**	**(0.8)**	**-**	**-**	**0.8**	**-**
Currency translation differences	**-**	**-**	**-**	**(22.9)**	**-**	**-**	**(22.9)**
Net gain/(loss) not recognised in the income statement	**-**	**-**	**(0.8)**	**(22.9)**	**11.2**	**18.3**	**5.8**
Net profit for the financial year	**-**	**-**	**-**	**-**	**-**	**1,247.0**	**1,247.0**
Appropriation:							
Dividends							
- final paid for financial year ended 31 December 2004 (16.0 sen less 28% income tax)	**-**	**-**	**-**	**-**	**-**	**(81.2)**	**(81.2)**
- interim paid for financial year ended 31 December 2005 (10.0 sen less 28% income tax)	**-**	**-**	**-**	**-**	**-**	**(50.7)**	**(50.7)**
Balance at 31 December 2005	**352.7**	**111.7**	**307.4**	**51.3**	**11.2**	**8,167.7**	**9,002.0**

The notes set out on pages 71 to 119 form part of these financial statements.

Statements of Changes in Equity

for the financial year ended 31 December 2005 (Cont'd)

Amounts in RM million unless otherwise stated

Company	Non-Distributable		Distributable	
	Share Capital	**Share Premium**	**Unappropriated Profit**	**Total**
Balance at 1 January 2004	352.2	97.8	3,131.2	3,581.2
Issue of shares (see Note 29)	0.1	1.7	-	1.8
Net profit for the financial year	-	-	277.5	277.5
Appropriation:				
Dividends				
- final paid for financial year ended 31 December 2003 (14.5 sen less 28% income tax)	-	-	(73.5)	(73.5)
- interim paid for financial year ended 31 December 2004 (8.0 sen less 28% income tax)	-	-	(40.6)	(40.6)
Balance at 31 December 2004	352.3	99.5	3,294.6	3,746.4
Balance at 1 January 2005	**352.3**	**99.5**	**3,294.6**	**3,746.4**
Issue of shares (see Note 29)	**0.4**	**12.2**	**-**	**12.6**
Net profit for the financial year	**-**	**-**	**410.6**	**410.6**
Appropriation:				
Dividends				
- final paid for financial year ended 31 December 2004 (16.0 sen less 28% income tax)	**-**	**-**	**(81.2)**	**(81.2)**
- interim paid for financial year ended 31 December 2005 (10.0 sen less 28% income tax)	**-**	**-**	**(50.7)**	**(50.7)**
Balance at 31 December 2005	**352.7**	**111.7**	**3,573.3**	**4,037.7**

The notes set out on pages 71 to 119 form part of these financial statements.

for the financial year ended 31 December 2005

Amounts in RM million unless otherwise stated

	Group		Company	
	2005	2004	**2005**	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from ordinary activities before taxation	**2,439.3**	1,777.8	**560.4**	406.4
Adjustments for:				
Depreciation of property, plant and equipment ("PPE")	**410.1**	374.1	**1.5**	1.3
Finance cost	**152.9**	112.8	**43.4**	4.0
Net provision for retirement gratuities	**18.3**	11.2	**5.0**	2.4
Net allowance for diminution in value of investments	**16.7**	1.6	**-**	-
Net allowance for doubtful debts	**9.0**	1.0	**-**	-
PPE written off	**2.0**	21.8	**0.1**	-
Net impairment loss	**1.7**	13.8	**-**	-
Amortisation of intangible assets	**0.2**	-	**-**	-
Share of results in jointly controlled entities	**0.2**	0.9	**-**	-
Development costs written off	**-**	15.1	**-**	-
Net gain on disposal of PPE	**(0.4)**	(6.6)	**(0.1)**	(0.2)
Dividend income	**(23.6)**	(7.1)	**(166.0)**	(145.5)
Additional compensation arising from acquisition of freehold land	**(25.8)**	-	**-**	-
Share of results in associates	**(46.0)**	(35.7)	**-**	-
Net gain on disposal of investments	**(116.2)**	(4.4)	**(69.7)**	-
Net gain on dilution of group's shareholding in				
- Genting International P.L.C. ("GIPLC")	**(136.7)**	-	**-**	-
- other subsidiaries	**(6.9)**	(0.4)	**-**	-
Interest income	**(141.4)**	(88.4)	**(78.7)**	(55.0)
Provision for contingent losses	**-**	-	**30.8**	28.2
Other non-cash items	**5.2**	(3.3)	**0.2**	0.6
	119.3	406.4	**(233.5)**	(164.2)
Operating profit before changes in working capital	**2,558.6**	2,184.2	**326.9**	242.2
Decrease/(increase) in property development costs	**9.6**	(3.5)	**-**	-
Increase in inventories	**(22.4)**	(26.0)	**-**	-
(Increase)/decrease in receivables	**(23.0)**	2.9	**-**	-
Increase in payables	**24.1**	178.0	**9.4**	4.5
(Increase)/decrease in amount due from associates	**(0.1)**	0.1	**-**	-
Increase in amount due from jointly controlled entities	**(0.6)**	-	**-**	-
(Decrease)/increase in amount due to jointly controlled entities	**(0.3)**	0.3	**-**	-
(Increase)/decrease in amount due from subsidiaries	**-**	-	**(6.5)**	3.4
	(12.7)	151.8	**2.9**	7.9
Cash generated from operations	**2,545.9**	2,336.0	**329.8**	250.1
Taxation paid	**(533.6)**	(538.3)	**(97.9)**	(95.5)
Retirement gratuities paid	**(2.0)**	(142.4)	**(0.1)**	(68.7)
Advance membership fees received	**4.1**	4.3	**-**	-
Taxation refund	**4.7**	26.3	**-**	-
	(526.8)	(650.1)	**(98.0)**	(164.2)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**2,019.1**	1,685.9	**231.8**	85.9

The notes set out on pages 71 to 119 form part of these financial statements.

for the financial year ended 31 December 2005 (Cont'd)

Amounts in RM million unless otherwise stated

	Group 2005	Group 2004	Company 2005	Company 2004
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of investments	**(879.0)**	(470.1)	**(168.2)**	(40.8)
Purchase of PPE	**(590.7)**	(624.7)	**(1.7)**	(1.2)
Acquisition of subsidiaries and associates *	**(205.9)**	(105.1)	-	-
Purchase of additional shares from minority shareholders	**(176.6)**	(15.1)	-	-
Acquisition of Maxims Casino business **	**(74.7)**	-	-	-
Exploration cost incurred	**(36.9)**	(2.8)	-	-
Costs incurred on land held for property development	**(2.0)**	(6.5)	-	-
Purchase of intangible assets	**(1.9)**	-	-	-
Investment in jointly controlled entities	**(0.9)**	(38.1)	-	-
Investment in associates	-	(55.9)	-	-
Repayments from associates	**2.9**	-	-	-
Proceeds from disposal of PPE	**4.7**	8.7	**0.1**	0.2
Additional compensation received from acquisition of freehold land	**8.9**	-	-	-
Dividends received	**20.3**	5.8	**112.9**	96.6
Dividends received from associates	**24.7**	20.9	-	-
Interest received	**140.3**	88.0	**39.3**	54.4
Proceeds from return of cash by Stanley Leisure/ disposal of investments	**477.5**	6.3	**69.9**	-
Loan to subsidiary	-	-	**(830.3)**	-
Advances to subsidiaries	-	-	**(376.3)**	(72.8)
Repayment of loans by subsidiaries	-	-	**15.3**	385.0
Proceeds from redemption of preference shares by subsidiary	-	-	**32.5**	-
Net repayments of advances by subsidiaries	-	-	**102.9**	5.7
NET CASH (USED IN)/INFLOW FROM INVESTING ACTIVITIES	**(1,289.3)**	(1,188.6)	**(1,003.6)**	427.1
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of borrowings	**(1,316.1)**	(331.0)	-	-
Dividends paid to minority shareholders	**(185.6)**	(108.4)	-	-
Dividends paid	**(131.9)**	(114.1)	**(131.9)**	(114.1)
Finance cost paid	**(123.1)**	(68.4)	**(2.5)**	(3.3)
Proceeds from issue of shares	**12.6**	1.8	**12.6**	1.8
Proceeds from bank borrowings	**484.1**	431.0	-	-
Proceeds from issue of shares to minority shareholders	**1,014.7**	0.7	-	-
Net proceeds from issue of Notes	-	1,093.7	-	-
Repayment of borrowing to subsidiary	-	-	**(21.0)**	(21.0)
Borrowings from subsidiaries	-	-	**1,094.4**	40.7
NET CASH (USED IN)/INFLOW FROM FINANCING ACTIVITIES	**(245.3)**	905.3	**951.6**	(95.9)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**484.5**	1,402.6	**179.8**	417.1
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	**5,543.7**	4,137.0	**1,383.7**	966.6
EFFECT OF CURRENCY TRANSLATION	**(31.9)**	4.1	-	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**5,996.3**	5,543.7	**1,563.5**	1,383.7
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (see Note 26)	**4,370.5**	4,206.1	**327.7**	366.8
Money market instruments (see Note 25)	**1,625.8**	1,337.6	**1,235.8**	1,016.9
	5,996.3	5,543.7	**1,563.5**	1,383.7

The notes set out on pages 71 to 119 form part of these financial statements.

Amounts in RM million unless otherwise stated

*** ANALYSIS OF THE ACQUISITION OF SUBSIDIARIES AND ASSOCIATES (See Note 36 (a))**

Net assets acquired and net cash outflow on acquisition of 4 power plants located in China are analysed as follows:

	Group 2005
Property, plant and equipment	191.9
Long term investment	3.2
Investment in associates	168.8
Long term receivables	24.8
Inventories	15.9
Trade and other receivables	10.2
Bank balances and deposits	58.2
Trade and other payables	(23.3)
Minority interests	(70.0)
Long term loan	(3.5)
Net assets acquired	376.2
Negative goodwill #	(112.1)
Total purchase consideration	264.1
Less: Bank balances and deposits acquired	(58.2)
Net cash outflow on acquisition of subsidiaries and associates	205.9

\# This negative goodwill, which has been credited to 'Unappropriated Profit' in the Balance Sheet, has been determined based on provisional fair values assigned to the identifiable assets as at the acquisition date, i.e. 8 December 2005. Any adjustments to these provisional values upon the finalisation of a detailed fair value exercise will be recognised to 'Unappropriated Profit' within twelve months of the acquisition date.

**** ANALYSIS OF THE ACQUISITION OF MAXIMS CASINO BUSINESS (See Note 36(b)(i))**

Net assets acquired and net cash outflow on acquisition of Maxims Casino business are analysed as follows:

	Group 2005
Property, plant & equipment	54.7
Trademarks	7.1
Inventories	0.5
Bank balances and deposits	0.4
Net assets acquired	62.7
Goodwill	12.4
Total purchase consideration	75.1
Less: Bank balances and deposits acquired	(0.4)
Net cash outflow on acquisition of Maxims Casino business	74.7

The notes set out on pages 71 to 119 form part of these financial statements.

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantation, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associates include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiaries and associates are set out in Note 38 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the MASB approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The historical cost convention modified by the revaluation of certain property, plant and equipment and land held for property development, unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements, were adopted in the preparation of the financial statements.

The preparation of financial statements in conformity with the MASB approved accounting standards in Malaysia and the provisions of the Companies Act, 1965 requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. Although these estimates are based on Directors' best knowledge of current events and actions, actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with all material items in relation to the financial statements.

The following are the significant accounting policies adopted by the Group:

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation while investments in jointly controlled entities and associates are accounted for by the equity method of accounting.

a) Subsidiaries

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the acquisition method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill. See accounting policy note on treatment of goodwill.

All material intra-group transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds and the Group's share of its net assets together with any balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

Minority interests is measured at the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at the date of acquisition and the minorities' share of movements in the acquiree's net assets since that date. Separate disclosure is made of minority interests.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

b) Jointly Controlled Entities
Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties.

Equity accounting involves recognising the Group's share of the post acquisition results of jointly controlled entities in the income statement and its share of post acquisition movements within reserves in reserves. The cumulative post acquisition movements are adjusted against the cost of the investment and includes goodwill on acquisition less impairment losses, where applicable. See accounting policy note on impairment of assets.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the ventures. The Group does not recognise its share of profits or losses from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of jointly controlled entities to ensure consistency of accounting policies with those of the Group.

c) Associates
Associates are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share of the associates' results for the financial year. The Group's interest in associates is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the associates. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligation or made payment on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost modified by the revaluation of certain property, plant and equipment less accumulated depreciation, amortisation and impairment loss where applicable. In accordance with the transitional provisions allowed by the Financial Reporting Standards ("FRS") on adoption of FRS116 (previously MASB 15), Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less accumulated depreciation, amortisation and impairment losses.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement.

Freehold land and plantations and property, plant and equipment which are under construction are not depreciated. Depreciation on assets under construction commences when the assets are ready for their intended use.

Leasehold properties with lease period of 99 years or less are amortised equally over their respective periods of lease. However, leasehold properties with original lease period of 999 years are not amortised, the cumulative effect of which is not material to the financial statements.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows:-

Buildings and improvements	2% – 50%
Plant, equipment and vehicles	5% – 50%

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in profit/(loss) from operations. On disposal of revalued assets, amounts in the revaluation reserve relating to those assets are transferred to unappropriated profit.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

New Planting and Replanting Expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under freehold and leasehold land respectively. New planting expenditure capitalised is not amortised. However, where the new planting expenditure capitalised on leasehold land which has unexpired period shorter than the plantation's economic useful life, the planting expenditure is amortised over the remaining period of the lease on a straight line basis.

Replanting expenditure is charged to the income statement in the financial year in which the expenditure is incurred.

Property Development Activities

a) Land Held for Property Development
Land held for property development consist of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses, if any.

Cost comprises cost of land and all related cost incurred on activities necessary to prepare the land for its intended use. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by $FRS201_{2004}$ (previously MASB 32), Property Development Activities. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Land held for property development is transferred to property development costs and included under current assets when development activities have commenced and where the development activities can be completed within the normal operating cycle.

b) Property Development Costs
Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or costs that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be estimated reliably, property development revenue and expenses are recognised by using the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property development activity progresses. The stage of completion is determined based on proportion of property development costs incurred for work performed up to the balance sheet date over the estimated total property development cost to completion.

When the outcome of a development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable of recovery; property development costs on the development units sold are recognised when incurred. Foreseeable losses, if any, arising when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, are recognised immediately in the income statement.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value. Upon completion of development, the unsold completed development properties are transferred to inventories.

Where revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under trade and other receivables (within current assets). Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under trade and other payables (within current liabilities).

Investments

Long term investments, both quoted and unquoted, include investments in subsidiaries, jointly controlled entities, associates and other non-current investments. Investments in subsidiaries, jointly controlled entities and associates are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Investments in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Investments (Cont'd)

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

Intangible Assets

a) Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiaries/jointly controlled entities/associates at the date of acquisition.

Goodwill on acquisition of subsidiaries on or after 1 January 2004 is recognised as an intangible asset and disclosed separately on the consolidated balance sheet at cost less any impairment losses. Goodwill, less any impairment losses, on acquisition of associates occurring on or after 1 January 2004 is included in investments in associates. Prior to 1 January 2004, the Group's policy was to write off goodwill to the income statement in the financial year when the acquisition occurs. The change in accounting policy is applied prospectively with effect from the current financial year as the resulting adjustment that relates to prior periods is not reasonably determinable and impractical to reinstate.

With this change, the carrying value of goodwill will be subjected to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of goodwill is impaired.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition and is credited to unappropriated profit in the year of acquisition.

b) Exploration Cost

Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Where it is determined that the exploration activities will not yield significant oil and gas discoveries, the related exploration cost will be charged off to the income statement.

c) Royalty

Royalty expenditure is shown at historical cost and amortised using the straight line method over the estimated useful lives, not exceeding a period of 20 years.

d) Trademark

Trademark is shown at historical cost less any accumulated impairment losses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses. The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are included within short term borrowings in the current liabilities and money market instruments are included within short term investments in current assets in the balance sheet.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Borrowing Costs

Borrowings are initially recognised based on proceeds received. Subsequently, borrowings are stated at amortised cost using the effective yield method; any difference between the amount recorded as borrowings and the associated redemption value is recognised in the income statement over the period of the borrowings.

Costs incurred on borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are charged to the income statement.

Impairment of Assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, (excluding investments in subsidiaries, jointly controlled entities and associates) are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit. An impairment charge is made if the carrying amount exceeds the recoverable amount.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Contingent Liabilities and Contingent Assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Income Taxes

a) Current Taxation
Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and includes all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

b) Deferred Taxation
Deferred tax liabilities and/or assets are recognised for all temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates which are applicable at the balance sheet date.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Government Grants

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of assets are included in non-current liabilities as deferred income and are credited to the income statement on the straight line basis over the expected lives of the related assets.

Employee Benefits

a) Short-Term Employee Benefits

Short-term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post-Employment Benefits

Post-employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

c) Long-Term Employee Benefits

Long-term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors for Executives and Executive Directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

d) Equity Compensation Benefits

Equity compensation benefits include share options issued to eligible Executives and Executive Directors of the Company and certain subsidiaries.

The Group does not make a charge to the income statement in respect of share options granted to employees. As and when the share options are exercised, the proceeds received, net of any transactions costs, are credited to share capital and share premium. Details of the employee share options scheme are set out in the relevant notes to the financial statements.

Revenue Recognition

Sales are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

The sales relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Casino revenue represents net house takings. The casino licence in Malaysia is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of unappropriated profit and accrued as a liability in the financial year in which the obligation to pay is established.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company. Income statements of these entities are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiaries and associates are taken to reserves.

Fair value adjustments and goodwill arising on the acquisition of a foreign entity are treated as assets or liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	Financial year end rate	
	2005	2004
US Dollar	**3.7785**	3.8000
Sterling Pound	**6.5260**	7.3308
Australian Dollar	**2.7740**	2.9623
Singapore Dollar	**2.2729**	2.3280
Hong Kong Dollar	**0.4873**	0.4888

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet

The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument. The financial assets of the Group are primarily denominated in Ringgit Malaysia whereas the financial liabilities of the Group are primarily denominated in US Dollar and Ringgit Malaysia. Financial assets and liabilities that are denominated in other currencies, where material, have been disclosed in the Notes to the financial statements.

b) Financial instruments not recognised on the balance sheet

The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

c) Fair value estimation for disclosure purpose

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions.

Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, land held for property development, property development costs, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board of Directors and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk
The Group is exposed to foreign currency exchange risk when subsidiaries enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk
Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk
The Group, in the normal course of business, is exposed to market risks in respect of its equity investments and volatility in market prices of palm products. The Group manages its risk through established guidelines and policies.

Credit risk
Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 7 days to 120 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history are reviewed to minimise potential losses.

The Group avoids, where possible, any significant exposure to a single customer. However, in the ordinary course of business, a subsidiary in the Group's Power Division has trade receivables that are solely from its offtaker, the national electricity utility company. As such, the counter party risk is considered to be minimal.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risk and limits are set to minimise any potential losses.

Liquidity risk
The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity:

2005	Leisure & Hospitality	Plantation	Property	Manufacturing	Oil & Gas	Power	Others	Eliminations	Total
Revenue									
External	3,545.0	441.9	100.2	504.4	117.9	701.1	43.6	-	5,454.1
Inter segment	5.5	-	19.9	1.9	-	11.5	49.3	(88.1)	-
	3,550.5	441.9	120.1	506.3	117.9	712.6	92.9	(88.1)	5,454.1
Results									
Segment profit	1,531.0	173.2	23.2	47.3	50.9	266.8	312.3	0.3	2,405.0
Interest income									141.4
Finance cost									(152.9)
Share of results in jointly controlled entities	(0.2)	-	-	-	-	-	-	-	(0.2)
Share of results in associates	14.7	3.0	0.8	-	-	27.5	-	-	46.0
Profit from ordinary activities before taxation									2,439.3
Taxation									(627.6)
Profit from ordinary activities after taxation									1,811.7
Minority shareholders' interests									(564.7)
Net profit for the financial year									1,247.0
Other Information:									
Assets									
Segment assets	4,633.7	1,035.5	1,067.0	1,132.6	153.6	1,714.4	1,441.5	(828.4)	10,349.9
Interest bearing instruments									5,624.9
Jointly controlled entities	35.1	-	-	-	-	-	1.0	-	36.1
Associates	2,106.6	9.9	3.0	-	-	309.6	-	-	2,429.1
Unallocated corporate assets									51.3
Total assets									18,491.3
Liabilities									
Segment liabilities	805.2	42.7	112.3	174.7	120.8	416.3	181.2	(828.4)	1,024.8
Interest bearing instruments									2,890.2
Unallocated corporate liabilities									711.4
Total liabilities									4,626.4
Other Disclosures									
Capital expenditure incurred	395.9	43.9	6.6	19.9	41.5	63.9	2.6	-	574.3
Depreciation charged	233.9	16.4	6.6	63.0	5.2	83.5	1.5	-	410.1
Impairment loss	-	-	-	1.7	-	-	-	-	1.7
Net gain on dilution of Group's shareholding in subsidiaries	-	-	-	-	-	-	143.6	-	143.6
Other significant non-cash charges	24.5	0.7	0.1	3.1	-	0.2	16.8	-	45.4

5. **SEGMENT ANALYSIS (Cont'd)**

a) **Primary segment - by activity:**

2004	Leisure & Hospitality	Plantation	Property	Manufacturing	Oil & Gas	Power	Others	Eliminations	Total
Revenue									
External	2,815.3	467.2	63.3	479.3	58.8	734.9	28.2	-	4,647.0
Inter segment	4.7	-	15.4	1.9	-	9.6	77.0	(108.6)	-
	2,820.0	467.2	78.7	481.2	58.8	744.5	105.2	(108.6)	4,647.0
Results									
Segment profit/(loss)	1,170.1	210.2	(0.3)	55.3	24.8	288.4	21.0	(2.1)	1,767.4
Interest income									88.4
Finance cost									(112.8)
Share of results in jointly controlled entities	(0.9)	-	-	-	-	-	-	-	(0.9)
Share of results in associates	11.6	4.4	0.3	-	-	19.4	-	-	35.7
Profit from ordinary activities before taxation									1,777.8
Taxation									(343.7)
Profit from ordinary activities after taxation									1,434.1
Minority shareholders' interests									(506.1)
Net profit for the financial year									928.0
Other Information:									
Assets									
Segment assets	3,818.6	1,012.0	1,072.3	1,286.9	37.7	1,483.1	845.2	(611.3)	8,944.5
Interest bearing instruments									5,335.7
Jointly controlled entities	39.7	-	-	-	-	-	-	-	39.7
Associates	2,078.4	9.5	2.4	-	-	139.8	-	-	2,230.1
Unallocated corporate assets									46.5
Total assets									16,596.5
Liabilities									
Segment liabilities	635.7	45.4	125.4	203.2	32.5	252.9	276.2	(609.0)	962.3
Interest bearing instruments									3,715.9
Unallocated corporate liabilities									617.7
Total liabilities									5,295.9
Other Disclosures									
Capital expenditure incurred	359.6	141.4	6.7	46.5	22.2	65.6	11.0	(7.5)	645.5
Depreciation charged	206.6	15.2	6.0	62.6	0.8	77.9	10.2	(5.2)	374.1
Impairment loss/(write-back) of impairment loss	13.9	-	-	(0.1)	-	-	-	-	13.8
Property, plant and equipment written off	19.4	0.6	-	0.6	-	1.1	0.1	-	21.8
Development expenditure written off	-	-	15.1	-	-	-	-	-	15.1
Other significant non-cash charges	9.5	1.3	0.3	1.3	-	-	1.9	-	14.3

5. SEGMENT ANALYSIS (Cont'd)

b) Secondary segment - by geographical location

	Revenue		Assets		Capital expenditure	
	2005	2004	**2005**	2004	**2005**	2004
Malaysia	**5,189.6**	4,526.3	**12,419.8**	12,843.0	**530.7**	623.1
Asia Pacific (excluding Malaysia)	**159.3**	116.2	**2,510.6**	816.7	**42.7**	22.4
Europe	**105.2**	4.4	**1,094.4**	631.8	**0.9**	-
Other countries	-	0.1	**1.3**	35.2	-	-
	5,454.1	4,647.0	**16,026.1**	14,326.7	**574.3**	645.5
Jointly controlled entities	-	-	**36.1**	39.7	-	-
Associates	-	-	**2,429.1**	2,230.1	-	-
	5,454.1	4,647.0	**18,491.3**	16,596.5	**574.3**	645.5

The Group is organised into six main business segments:

- Leisure & Hospitality - this division includes the hotel, gaming and entertainment businesses, tours & travel related services and other support services.
- Plantation - this division is involved mainly in oil palm plantations, palm oil milling and related activities.
- Property - this division is involved in property development activities.
- Manufacturing - this division is involved in the manufacturing and trading of paper and paper related products and downstream activities involving packaging.
- Oil & Gas - this division is involved in oil & gas exploration and sale of crude oil.
- Power - this division is involved in the generation and supply of electric power.

All other immaterial business segments including investments in equities are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately. All intersegment sales are conducted on an arms length basis.

Geographically, the Group operates in Asia Pacific. The main business segments of the Group are concentrated in Malaysia. The assets in the Asia Pacific region (excluding Malaysia) mainly comprise interest bearing investments. Included in the Europe region is the Group's investment in shares of quoted corporations.

6. REVENUE

	Group		Company	
	2005	2004	**2005**	2004
Rendering of services:				
Leisure & hospitality	**3,545.0**	2,815.3	-	-
Rental and property management income	**20.4**	16.9	-	-
Fees from management and licensing services	-	-	**391.3**	315.9
Other services	**17.3**	19.4	**6.9**	5.7
Sale of goods:				
Paper and paper related products	**504.4**	479.3	-	-
Plantation produce	**441.9**	467.2	-	-
Properties and progressive sales on property development projects	**79.8**	46.4	-	-
Crude oil	**117.9**	58.8	-	-
Electricity	**701.1**	734.9	-	-
Sale of investments	**2.7**	1.7	-	-
Investment income	**23.6**	7.1	**166.0**	145.5
	5,454.1	4,647.0	**564.2**	467.1

7. COST OF SALES

	Group		Company	
	2005	2004	**2005**	2004
Cost of inventories recognised as an expense	**1,252.4**	1,151.8	**-**	-
Cost of services and other operating costs	**1,740.7**	1,407.8	**53.8**	46.5
	2,993.1	2,559.6	**53.8**	46.5

8. OTHER EXPENSES

Included in other expenses of the Group and Company are project expenses written off amounting to RM14.4 million (2004: RM27.6 million). In addition, the Company's other expenses for the current financial year included a provision for contingent losses amounting to RM30.8 million (2004: RM28.2 million) arising from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments.

9. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation has been determined after inclusion of the following charges and credits :

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**410,129**	374,129	**1,530**	1,339
Amortisation of intangible assets	**185**	-	**-**	-
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 11)	**78,774**	69,479	**39,519**	34,551
Impairment of property, plant and equipment included in:				
- Cost of sales	**1,680**	68	**-**	-
- Other expenses	-	13,876	**-**	-
Property, plant and equipment written off	**2,002**	21,765	**45**	-
Development costs written off	**-**	15,080	**-**	-
Net allowance for diminution in value of investments	**16,738**	1,596	**-**	-
Bad debts written off	**483**	523	**-**	-
Replanting expenditure	**3,706**	5,439	**-**	-
Hire of equipment	**11,524**	9,915	**-**	-
Rental of land and buildings	**4,914**	3,693	**-**	-
Finance cost	**152,917**	112,826	**-**	-
Net exchange losses - realised	**5,876**	448	**2**	22
Net exchange losses - unrealised	**1,362**	-	**9**	-
Net allowance for doubtful debts	**8,957**	992	**-**	-
Auditors' remuneration	**1,760**	1,407	**33**	31
Expenditure paid to subsidiaries:				
- Finance cost	**-**	-	**43,346**	3,964
- Rental of land and buildings	**-**	-	**1,864**	1,814
- Rental of equipment	**-**	-	**1,206**	984
- Service fees	**-**	-	**1,072**	1,079

9. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION (Cont'd)

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Credits:				
Net gain on dilution of Group's shareholding in:				
- GIPLC	**136,650**	-	**-**	-
- Other subsidiaries	**6,933**	441	**-**	-
Interest income	**141,444**	88,398	**37,030**	25,753
Net gain on disposal of property, plant and equipment	**474**	6,603	**109**	155
Net gain on the Group's investment in Stanley Leisure plc, arising from reorganisation of its share capital	**113,483**	-	**-**	-
Net gain on disposal of other investments	**2,701**	4,427	**69,670**	-
Write-back of impairment of property, plant and equipment included in:				
- Cost of sales	**-**	145	**-**	-
Rental income from land and buildings	**51,839**	44,568	**-**	-
Additional compensation arising from acquisition of freehold land	**25,797**	-	**-**	-
Net exchange gains - unrealised	**-**	3,122	**-**	4
Dividends (gross) from:				
- Quoted local companies	**3,655**	3,572	**-**	-
- Quoted foreign corporations	**19,955**	3,496	**-**	-
Income from subsidiaries:				
- Management and licensing fees	**-**	-	**391,171**	315,759
- Gross dividends	**-**	-	**165,962**	145,456
- Interest income	**-**	-	**41,714**	29,271
- Shared services fees	**-**	-	**6,913**	5,717
- Royalty	**-**	-	**157**	137
Other information:				
Non statutory audit fees				
- payable to auditors	**3,525**	1,163	**6**	1,009
- payable to member firms of an organisation to which the auditors is also a member	**3,185**	555	**1,866**	366

10. STAFF COSTS

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Wages, salaries and bonuses	**500,656**	414,538	**42,028**	37,689
Defined contribution plan	**52,508**	48,302	**5,380**	4,976
Other short-term employee benefits	**50,578**	42,708	**1,422**	1,475
Provision of retirement gratuities	**18,301**	11,178	**4,991**	2,376
	622,043	516,726	**53,821**	46,516
Number of employees at year end (thousands)	**20.0**	18.0	**0.1**	0.1

Staff costs, as shown above, include the remuneration of Executive Directors.

11. DIRECTORS' REMUNERATION

	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
Non-Executive Directors:				
Fees	**270**	256	**210**	198
Executive Directors:				
Fees	**778**	785	**385**	396
Salaries & bonuses	**60,313**	56,056	**30,338**	28,210
Defined contribution plan	**8,238**	7,683	**4,108**	3,831
Other short-term employee benefits	**607**	659	**98**	150
Provision of retirement gratuities	**8,568**	4,040	**4,380**	1,766
	78,504	69,223	**39,309**	34,353
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 9)	**78,774**	69,479	**39,519**	34,551
Estimated money value of benefits-in-kind (not charged to the income statements) in respect of Executive Directors	**284**	273	**86**	81
	79,058	69,752	**39,605**	34,632

Remuneration of Directors of the Company, in respect of services rendered to the Company and its subsidiaries is in the following bands:

Amounts in RM'000	2005 Number	2004 Number
Non-Executive Directors:		
50 - 100	**2**	2
100 - 150	**1**	1
Executive Directors:		
1,000 - 1,050	**1**	-
1,150 - 1,200	**-**	1
1,350 - 1,400	**-**	1
1,400 - 1,450	**1**	1
1,450 - 1,500	**1**	-
1,600 - 1,650	**-**	1
1,700 - 1,750	**1**	-
63,900 - 63,950	**-**	1
73,100 - 73,150	**1**	-

Executive directors of the Company have been granted options under the Employees Share Option Scheme ("Scheme") on the same terms and conditions as those offered to other employees. Details of the Scheme are set out in Note 29. The unissued shares under the Scheme in respect of Directors are as follows:

		Number of shares				
Grant Date	**Subscription price per share RM**	**At 1 January '000**	**Offered and Accepted '000**	**Exercised '000**	**Lapsed '000**	**At 31 December '000**
Financial year ended 31.12.2005:						
2 September 2002	**14.34**	**2,750**	**-**	**(316)**	**-**	**2,434**
Financial year ended 31.12.2004:						
2 September 2002	14.34	2,750	-	-	-	2,750

	2005 ('000)	2004 ('000)
Number of share options vested at balance sheet date	**376**	346

12. TAXATION

	Group		Company	
	2005	2004	**2005**	2004
Current taxation charge:				
Malaysian taxation	**573.1**	489.9	**151.1**	129.3
Foreign taxation	**29.5**	11.1	**-**	-
	602.6	501.0	**151.1**	129.3
Deferred tax charge/(reversal)	**33.5**	10.9	**(1.3)**	(0.6)
Share of tax of associates	**5.0**	4.3	**-**	-
	641.1	516.2	**149.8**	128.7
Prior years' taxation:				
Income tax under/(over) provided	**0.6**	(192.4)	**-**	0.2
Deferred tax (over)/under provided	**(14.1)**	19.9	**-**	-
	627.6	343.7	**149.8**	128.9

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	%	%	**%**	%
Malaysian tax rate	**28.0**	28.0	**28.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**1.0**	4.1	**4.6**	4.3
- (over)/under provision in prior years	**(0.6)**	(9.7)	**-**	0.1
- different tax regime	**(1.9)**	(0.7)	**-**	-
- tax incentive	**(0.3)**	(1.3)	**-**	-
- income not subject to tax	**(0.5)**	(0.3)	**(5.9)**	(0.7)
- others	**-**	(0.8)	**-**	-
Average effective tax rate	**25.7**	19.3	**26.7**	31.7

Subject to agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiaries available for which the related tax effects have not been recognised in the net income amounted to approximately RM85.2 million as at the financial year end (2004: RM81.0 million).

Subject to agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM535.8 million (2004: RM1,605.3 million) which is available for set off against future taxable profits of the respective companies of the Group.

13. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share:

Basic earnings per share of the Group is calculated by dividing the net profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2005	2004
Net profit for the financial year (RM'000)	**1,246,947**	928,043
Weighted average number of ordinary shares in issue	**704,672,310**	704,354,811
Basic earnings per share (sen)	**176.95**	131.76

b) Diluted earnings per share:

For the diluted earnings per share calculation, the Group's net profit for the financial year is reduced by the lower consolidated earnings from subsidiaries arising from the potential dilution of the Group's shareholdings in those subsidiaries that have issued potential ordinary shares that are dilutive to minority shareholders. The weighted average number of ordinary shares in issue of the Company is also adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

	Group	
	2005	2004
	RM'000	RM'000
Earnings adjusted as follows:		
Net profit for the financial year	**1,246,947**	928,043
Net impact on earnings on potential exercise of Employee Share Options awarded to executives of the Company's subsidiaries	**(4,579)**	(2,031)
Adjusted earnings for the financial year	**1,242,368**	926,012
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue	**704,672,310**	704,354,811
Adjustment for share options granted to executives of the Company	**1,024,996**	819,680
Adjusted weighted average number of ordinary shares in issue	**705,697,306**	705,174,491
Diluted earnings per share (sen)	**176.05**	131.32

14. DIVIDENDS

	Company			
	2005		2004	
	Gross dividend per share Sen	**Amount of dividend, net of tax RM million**	Gross dividend per share Sen	Amount of dividend, net of tax RM million
Interim dividend paid	**10.0**	**50.7**	8.0	40.6
Proposed final dividend	**19.0**	**96.5**	16.0	81.2
	29.0	**147.2**	24.0	121.8

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2005 of 19.0 sen less 28% tax (2004: 16.0 sen less 28% tax) per ordinary share of 50 sen each amounting to RM96.5 million (2004: RM81.2 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

15. PROPERTY, PLANT AND EQUIPMENT

2005 Group	Freehold land and plantation	Long leasehold land and plantation	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
Beginning of the financial year	454.7	770.7	3,177.4	313.9	4,243.7	160.6	9,121.0
Additions	0.1	26.2	7.3	2.2	186.5	352.0	574.3
Disposals	(0.1)	-	(0.5)	(1.9)	(27.1)	-	(29.6)
Written off	-	-	(0.3)	(0.7)	(33.9)	-	(34.9)
Assets of companies acquired	12.2	39.0	31.1	-	164.3	-	246.6
Reclassifications/transfers	3.8	(3.2)	264.8	-	190.7	(457.5)	(1.4)
Currency fluctuations	(1.1)	-	(2.7)	-	(3.1)	(0.2)	(7.1)
Others	-	1.3	-	-	(5.3)	(0.1)	(4.1)
End of the financial year	469.6	834.0	3,477.1	313.5	4,715.8	54.8	9,864.8
Accumulated depreciation:							
Beginning of the financial year	-	(27.1)	(575.0)	(42.9)	(1,906.3)	-	(2,551.3)
Charge for the financial year	-	(3.3)	(78.2)	(7.0)	(321.6)	-	(410.1)
Disposals	-	-	0.2	1.3	23.6	-	25.1
Written off	-	-	0.2	0.2	32.5	-	32.9
Reclassifications/transfers	-	-	(0.2)	-	0.2	-	-
Currency fluctuations	-	-	-	-	0.9	-	0.9
Others	-	(0.9)	-	-	1.0	-	0.1
End of the financial year	-	(31.3)	(653.0)	(48.4)	(2,169.7)	-	(2,902.4)
Accumulated impairment losses:							
Beginning of the financial year	-	(0.2)	-	(13.7)	(5.4)	-	(19.3)
Charge for the financial year	-	-	-	-	(1.7)	-	(1.7)
Reversal for the financial year	-	-	-	-	-	-	-
End of the financial year	-	(0.2)	-	(13.7)	(7.1)	-	(21.0)
Net book value at end of the financial year	469.6	802.5	2,824.1	251.4	2,539.0	54.8	6,941.4
Comprising							
Cost	139.3	791.3	3,281.6	313.5	4,704.4	54.8	9,284.9
At valuation:							
- 1981	116.7	-	-	-	-	-	116.7
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.2	-	-	-	-	-	15.2
	469.6	834.0	3,477.1	313.5	4,715.8	54.8	9,864.8

15. PROPERTY, PLANT AND EQUIPMENT

2004 Group	Freehold land and plantation	Long leasehold land and plantation	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
Beginning of the financial year	454.8	574.7	3,096.2	313.1	3,930.3	144.2	8,513.3
Additions	-	94.2	16.2	2.2	178.1	354.8	645.5
Disposals	(0.1)	(3.5)	-	-	(14.4)	-	(18.0)
Written off	-	-	(18.0)	(0.2)	(98.7)	(1.3)	(118.2)
Assets of companies acquired	-	104.1	0.1	-	0.1	-	104.3
Reclassifications/transfers	-	-	83.4	(1.1)	247.3	(329.1)	0.5
Currency fluctuations	-	-	-	-	1.9	-	1.9
Others	-	1.2	(0.5)	(0.1)	(0.9)	(8.0)	(8.3)
End of the financial year	454.7	770.7	3,177.4	313.9	4,243.7	160.6	9,121.0
Accumulated depreciation:							
Beginning of the financial year	-	(23.3)	(512.1)	(35.8)	(1,714.6)	-	(2,285.8)
Charge for the financial year	-	(3.0)	(71.4)	(7.4)	(292.3)	-	(374.1)
Disposals	-	0.1	-	-	13.6	-	13.7
Written off	-	-	3.7	0.1	92.6	-	96.4
Reclassifications/transfers	-	-	4.4	0.1	(4.5)	-	-
Currency fluctuations	-	-	-	-	(1.2)	-	(1.2)
Others	-	(0.9)	0.4	0.1	0.1	-	(0.3)
End of the financial year	-	(27.1)	(575.0)	(42.9)	(1,906.3)	-	(2,551.3)
Accumulated impairment losses:							
Beginning of the financial year	-	(0.2)	-	-	(5.3)	-	(5.5)
Charge for the financial year	-	-	-	(13.7)	(0.2)	-	(13.9)
Reversal for the financial year	-	-	-	-	0.1	-	0.1
End of the financial year	-	(0.2)	-	(13.7)	(5.4)	-	(19.3)
Net book value at end of the financial year	454.7	743.4	2,602.4	257.3	2,332.0	160.6	6,550.4
Comprising							
Cost	124.3	728.0	2,981.9	313.9	4,232.3	160.6	8,541.0
At valuation:							
- 1981	116.8	-	-	-	-	-	116.8
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.2	-	-	-	-	-	15.2
	454.7	770.7	3,177.4	313.9	4,243.7	160.6	9,121.0

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Fixed assets have been revalued by the Directors based upon valuations carried out by independent firms of professional valuers using the fair market value basis except for assets revalued in 1991, which were based on the values determined by a regulatory authority in connection with a restructuring exercise. The net book value of the revalued assets of the Group would have amounted to RM314.0 million (2004: RM315.7 million) had such assets been stated in the financial statements at cost.

2005 Company	**Freehold buildings and improvements**	**Plant, equipment and vehicles**	**Construction in progress**	**Total**
Cost:				
Beginning of the financial year	**8.8**	**18.1**	**-**	**26.9**
Additions	**-**	**1.7**	**0.1**	**1.8**
Disposals	**-**	**(0.4)**	**-**	**(0.4)**
Written off	**-**	**(5.2)**	**-**	**(5.2)**
End of the financial year	**8.8**	**14.2**	**0.1**	**23.1**
Accumulated depreciation :				
Beginning of the financial year	**(5.5)**	**(15.3)**	**-**	**(20.8)**
Charge for the financial year	**(0.3)**	**(1.2)**	**-**	**(1.5)**
Disposals	**-**	**0.4**	**-**	**0.4**
Written off	**-**	**5.1**	**-**	**5.1**
End of the financial year	**(5.8)**	**(11.0)**	**-**	**(16.8)**
Net book value at end of the financial year	**3.0**	**3.2**	**0.1**	**6.3**

2004 **Company**				
Cost:				
Beginning of the financial year	8.8	17.3	0.1	26.2
Additions	-	1.2	-	1.2
Disposals	-	(0.1)	-	(0.1)
Reclassifications/transfers	-	(0.3)	(0.1)	(0.4)
End of the financial year	8.8	18.1	-	26.9
Accumulated depreciation :				
Beginning of the financial year	(5.2)	(14.7)	-	(19.9)
Charge for the financial year	(0.3)	(1.0)	-	(1.3)
Disposals	-	0.1	-	0.1
Reclassifications/transfers	-	0.3	-	0.3
End of the financial year	(5.5)	(15.3)	-	(20.8)
Net book value at end of the financial year	3.3	2.8	-	6.1

16. PROPERTY DEVELOPMENT ACTIVITIES

	Group			
		2005		2004
(a) Land held for property development:				
Freehold land		**356.6**		360.6
Development cost		**131.4**		134.5
		488.0		495.1
At the beginning of the financial year				
- freehold land	**360.6**		364.8	
- development costs	**134.5**	**495.1**	148.9	513.7
Costs incurred during the financial year				
- freehold land	**-**		-	
- development costs	**8.5**	**8.5**	3.7	3.7
Costs transferred to property development costs (see Note 16(b))				
- freehold land	**(4.0)**		(1.3)	
- development costs	**(11.6)**	**(15.6)**	(5.9)	(7.2)
Development expenditure written off				
- freehold land	**-**		(2.9)	
- development costs	**-**	**-**	(12.2)	(15.1)
At the end of the financial year		**488.0**		495.1
(b) Property development costs:				
Freehold land		**29.7**		29.2
Development costs		**132.5**		124.5
Accumulated costs charged to income statement		**(50.8)**		(48.3)
		111.4		105.4
At the beginning of the financial year				
- freehold land	**29.2**		28.7	
- development costs	**124.5**		96.2	
- accumulated costs charged to income statement	**(48.3)**	**105.4**	(30.2)	94.7
Costs incurred during the financial year				
- transfer from land held for property development (see Note 16(a))	**15.6**		7.2	
- development costs	**59.2**	**74.8**	37.0	44.2
Costs charged to income statement		**(58.2)**		(32.7)
Costs transferred to inventories				
- freehold land	**(3.5)**		(0.8)	
- development costs	**(62.8)**		(14.6)	
- accumulated costs charged to income statement	**55.7**	**(10.6)**	14.6	(0.8)
At the end of the financial year		**111.4**		105.4

17. SUBSIDIARIES

	Company	
	2005	2004
Investment in subsidiaries:		
Quoted shares in Malaysia - at cost	**813.1**	714.8
Unquoted shares - at cost	**1,600.5**	1,563.3
	2,413.6	2,278.1
Market value of quoted shares	**7,919.0**	6,940.7
Amount due from subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**61.7**	70.7
Interest free	**489.2**	249.3
	550.9	320.0
Non-current:		
Interest bearing	**864.4**	-
	1,415.3	320.0
Amount due to subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**21.0**	21.2
Interest free	**72.0**	75.9
	93.0	97.1
Non-current:		
Interest bearing (see Note 28)	**1,164.2**	93.8
	1,257.2	190.9

The subsidiaries are listed in Note 38.

The interest free portion of the amount due from/to subsidiaries has no fixed repayment terms.

The interest bearing portion of the amount due from subsidiaries bears interest at rates ranging from 2.0% to 7.0% (2004: 2.0% to 7.0%) per annum.

Included in the interest bearing amount due to subsidiaries are US Dollar loans obtained by the Company from the following subsidiaries:

(a) USD13.8 million (RM52.3 million) (2004: USD19.4 million (RM73.6 million)) loan from Genting Sanyen Power (Labuan) Limited, a 97.7% owned subsidiary of the Company. The loan bears interest at 3.64% per annum and is repayable in full over ten half yearly instalments maturing in the year 2008; and

(b) USD81.3 million (RM307.3 million) (2004: USD10.9 million (RM41.4 million)) loan from Prime Venture (Labuan) Limited ("PVLL"), a wholly-owned subsidiary of the Company. The loan bears an effective interest rate of 3.55% per annum. Repayment terms for this loan is similar to the terms on the redeemable exchange notes facility obtained by PVLL. See Note 28 (d) for details.

(c) USD218.5 million (RM825.6 million) (2004: Nil) loan from Prime Holdings (Labuan) ("PHLL"), a wholly-owned subsidiary of the Company. The loan bears an effective interest rate of 5.92% per annum. Repayment terms for this loan is similar to the terms on the fixed rate notes facility obtained by PHLL. See Note 28 (e) for details.

The above loans are to finance the Group's investments in overseas projects.

18. JOINTLY CONTROLLED ENTITIES

	Group 2005	Group 2004
Unquoted - at cost:		
Shares in foreign corporations	**36.3**	40.6
Shares in Malaysian company	**1.0**	-
Group's share of post acquisition reserves	**(1.2)**	(0.9)
	36.1	39.7
Amount due from/(to) jointly controlled entities	**0.6**	(0.3)
Less: Balance included in current assets/current liabilities	**(0.6)**	0.3
	-	-
	36.1	39.7

The Group's aggregate share of the income, expenses, assets and liabilities of the jointly controlled entities is as follows:

	2005	2004
Income	**1.5**	0.1
Expenses	**(1.7)**	(1.0)
Net loss	**(0.2)**	(0.9)
Non-current assets	**18.6**	20.2
Current assets	**19.7**	20.0
Current liabilities	**(1.1)**	(0.5)
Non-current liabilities	**(1.1)**	-
Net assets	**36.1**	39.7

There are no capital commitments or contingent liabilities relating to the Group's interest in jointly controlled entities at the financial year end.

Details of jointly controlled entities are as follows:

Names of Jointly Controlled Entities	Effective Percentage Of Ownership 2005	Effective Percentage Of Ownership 2004	County of Incorporation	Principal Activities
Gemstones Investments Pte Ltd	**19.5**	-	Singapore	Investment holding
Kensington Hotel Pte Ltd	**19.5**	-	Singapore	Investment holding
Kensington Residential Pte Ltd	**19.5**	-	Singapore	Investment holding
Stanley Genting Casinos Limited	**29.3**	32.2	United Kingdom	Investment holding
WorldCard International Limited	**29.3**	32.2	Isle of Man	Investment holding
WCI Management Limited	**29.3**	32.2	Isle of Man	Investment holding
WorldCard (Hong Kong) Limited	**29.3**	32.2	Hong Kong	Management of loyalty programme services

18. JOINTLY CONTROLLED ENTITIES (Cont'd)

Names of Jointly Controlled Entities	Effective Percentage Of Ownership 2005	2004	County of Incorporation	Principal Activities
WorldCard (Singapore) Pte Ltd	**29.3**	32.2	Singapore	Management of loyalty programme services
WCI Intellectual Limited	**29.3**	32.2	Isle of Man	Licensing company
808 Holdings Pte Ltd	**19.5**	-	Singapore	Investment holding
818 Pte Ltd	**19.5**	-	Singapore	Investment holding
828 Pte Ltd	**19.5**	-	Singapore	Investment holding
838 Pte Ltd	**19.5**	-	Singapore	Investment holding
Equarius Resort Pte Ltd	**29.3**	-	Singapore	Pre-operating
Equarius Pte Ltd	**29.3**	-	Singapore	Pre-operating
Equarius Resort Sdn Bhd	**29.3**	-	Malaysia	Pre-operating
Infinity At TheBay Sdn Bhd	**29.3**	-	Malaysia	Pre-operating
Genting INTI Education Sdn Bhd	**20.2**	-	Malaysia	Managing a college for education, tourism, leisure and hospitality
Stanley Genting Casinos (Leeds) Limited	**29.3**	32.2	United Kingdom	Pre-operating

19. ASSOCIATES

	Goup 2005	2004
Quoted - at cost:		
Shares in foreign corporation, less goodwill written off	**2,018.8**	2,022.7
Group's share of post acquisition reserves	**87.8**	55.7
	2,106.6	2,078.4
Unquoted - at cost:		
Shares in foreign corporation	**301.3**	135.5
Shares in Malaysian companies	**2.1**	2.1
Group's share of post acquisition reserves	**19.1**	14.1
	322.5	151.7
Amount due from associates	**27.6**	5.6
Less: Balance included in long term receivables (see Note 24)	**(26.8)**	(4.9)
Balance included in current assets	**(0.8)**	(0.7)
	-	-
	2,429.1	2,230.1
Represented by:		
Share of net assets, other than goodwill of associates	**2,429.1**	2,230.1
Market value of quoted shares	**1,961.1**	1,740.9

The associates are listed in Note 38.

The amount due from associates represents outstanding amounts arising from inter-company sales and purchases, advances and payments made on behalf of associates. The amounts due are unsecured and interest free and those amounts included under long term receivables are not repayable within the next twelve months.

20. OTHER LONG TERM INVESTMENTS

	Group 2005	Group 2004
Quoted shares in foreign corporations, at cost	**1,166.3**	337.1
Unquoted shares in Malaysian companies, at cost	**4.1**	4.2
Less : Amounts written down to-date	**(0.9)**	(0.9)
	3.2	3.3
Other unquoted investments outside Malaysia, at cost	**21.1**	46.5
Less: Amounts written down to-date	**(1.7)**	(29.3)
	19.4	17.2
	1,188.9	357.6

The market value of the Group's investments in foreign quoted shares amounted to RM1,402.5 million (2004: RM365.4 million). For the balance of unquoted shares which are carried in the financial statements, it was not practicable within the constraints of cost to estimate reliably the fair values as there are no comparable securities that are traded.

Included in the quoted shares in foreign corporations are the Group's investments in the equity shares of Stanley Leisure plc ("Stanley") and London Clubs International plc ("LCI"), via Genting International P.L.C. and its subsidiaries ("GIPLC Group"). As at 31 December 2005, the GIPLC Group's equity interest amounted to 20.0% and 29.8% of the issued voting share capital of Stanley and LCI respectively.

In view of the deregulation of the casino gaming industry in the United Kingdom including measures such as liberalisation of memberships, the GIPLC Group is observing the market before taking any further investment decision with regards to interests in Stanley and LCI.

By virtue of the size of its holding of voting shares in Stanley and LCI, the GIPLC Group may be considered to hold significant influence over these companies. The GIPLC Group has no representative on the boards of directors of these listed companies and has no participation in their management or business policies. Both these listed companies are run by professional managers who are accountable to their respective boards of directors which are headed by non executive chairmen and are responsible for formulating the appropriate business strategies and policies in the best interest of all their shareholders, particularly in the light of the deregulation in the casino gaming industry. During the financial year, the Group has had no other significant trading relationships with either LCI or Stanley when compared to the size of these investments.

Based on the nature of these acquisitions, the Group has concluded that it should for the purpose of these financial statements carry these investments as "Other long term investments". The Group will continue to assess whether it should equity account for these investments taking into consideration the likely sustained level of investment in each of its investees and the extent of any other trading relationships with these groups. Had the Group adopted equity accounting for Stanley and LCI in these financial statements, there would be no material impact on the financial statements, other than the reclassification of the amount included in "Other long term investments" to "Investment in associates".

21. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax relates to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2005	2004	**2005**	2004
Deferred tax assets (see (i) below)	**9.4**	4.6	**3.2**	1.9
Deferred tax liabilities				
- subject to income tax (see (ii) below)	**(538.0)**	(513.4)	**-**	-
- subject to real property gains tax (see (iii) below)	**(9.2)**	(10.0)	**-**	-
	(547.2)	(523.4)	**-**	-
Net deferred tax (liability)/asset	**(537.8)**	(518.8)	**3.2**	1.9

	Group 2005	Group 2004	Company 2005	Company 2004
At 1 January:	**(518.8)**	(487.9)	**1.9**	1.3
(Charged) /credited to income statement (see Note 12)				
- property, plant and equipment	**(31.8)**	(31.0)	**-**	-
- provisions	**13.3**	(0.4)	**1.3**	0.6
- others	**(0.9)**	0.6	**-**	-
	(19.4)	(30.8)	**1.3**	0.6
Currency translation differences	**0.4**	(0.1)	**-**	-
At 31 December	**(537.8)**	(518.8)	**3.2**	1.9

Subject to income tax:

	Group 2005	Group 2004	Company 2005	Company 2004
i) Deferred tax assets (before offsetting)				
- property, plant and equipment	**2.6**	1.4	**-**	-
- land held for property development	**1.7**	-	**-**	-
- provisions	**20.2**	12.5	**3.6**	2.3
- tax losses	**4.4**	4.1	**-**	-
- others	**5.3**	3.0	**-**	-
	34.2	21.0	**3.6**	2.3
- offsetting	**(24.8)**	(16.4)	**(0.4)**	(0.4)
Deferred tax assets (after offsetting)	**9.4**	4.6	**3.2**	1.9

	Group 2005	Group 2004	Company 2005	Company 2004
ii) Deferred tax liabilities (before offsetting)				
- property, plant and equipment	**(511.3)**	(476.5)	**(0.4)**	(0.4)
- land held for property development	**(39.6)**	(39.6)	**-**	-
- equity (including revaluation reserve)	**-**	(4.5)	**-**	-
- others	**(11.9)**	(9.2)	**-**	-
	(562.8)	(529.8)	**(0.4)**	(0.4)
- offsetting	**24.8**	16.4	**0.4**	0.4
Deferred tax liabilities (after offsetting)	**(538.0)**	(513.4)	**-**	-

21. DEFERRED TAXATION (Cont'd)

	Group		Company	
	2005	2004	**2005**	2004
Subject to real property gains tax:				
iii) Deferred tax liabilities				
- property, plant and equipment	**(7.8)**	(8.5)	**-**	-
- land held for property development	**(1.4)**	(1.5)	**-**	-
	(9.2)	(10.0)	**-**	-

The amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group		Company	
	2005	2004	**2005**	2004
Unutilised tax losses	**85.2**	81.0	**-**	-
Property, plant and equipment	**101.1**	101.2	**-**	-
	186.3	182.2	**-**	-

22. INTANGIBLE ASSETS

	Group	
	2005	2004
Goodwill	**91.4**	10.9
Exploration cost	**39.6**	2.8
Trademark	**6.5**	-
Royalty	**3.2**	-
	140.7	13.7

23. INVENTORIES

	Group	
	2005	2004
At cost:		
Raw materials	**55.0**	52.5
Stores and spares	**122.3**	105.1
Food, beverages and other hotel supplies	**10.2**	8.5
Produce stocks and finished goods	**26.6**	17.1
Completed properties	**134.9**	126.5
	349.0	309.7
At net realisable value:		
Completed properties	**0.1**	0.2
	349.1	309.9

24. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
Current:				
Trade debtors	**318.6**	308.3	**-**	-
Other debtors	**182.0**	72.2	**0.2**	0.2
Less: Allowance for doubtful debts	**(11.4)**	(6.8)	**(0.1)**	(0.1)
	489.2	373.7	**0.1**	0.1
Accrued billings in respect of property development	**15.0**	7.3	**-**	-
Deposits	**46.7**	25.0	**0.6**	0.6
Advance for plant upgrade and maintenance	**-**	67.2	**-**	-
Prepayments	**68.0**	37.5	**-**	-
Income tax recoverable	**42.3**	43.2	**19.2**	19.2
	661.2	553.9	**19.9**	19.9
Non-current:				
Trade debtors	**13.4**	17.1	**-**	-
Amount due from associates (see Note 19)	**26.8**	4.9	**-**	-
Other debtors	**15.3**	0.7	**-**	-
	55.5	22.7	**-**	-
	716.7	576.6	**19.9**	19.9

The maturity profile for non-current receivables are as follows:				
More than one year and less than two years	**17.9**	13.5	**-**	-
More than two years and less than five years	**12.2**	4.2	**-**	-
More than 5 years	**25.4**	5.0	**-**	-
	55.5	22.7	**-**	-

The fair values of trade and other receivables closely approximate their book values.

Included in other debtors of the Group are housing and other loans extended to certain executive directors of the Group amounting to RM0.7 million (2004: RM0.9 million). The loans consist of an interest free loan amounting to RM0.2 million (2004: RM0.4 million) and interest bearing loans amounting to RM0.5 million (2004: RM0.5 million). The interest bearing loans carry interest rates of approximately 4% (2004: 4%) per annum.

Credit terms offered by the Group in respect of trade receivables range from 7 days to 120 days from date of invoice.

Trade and other receivables of the Group, which are substantially denominated in Ringgit Malaysia, includes US Dollar denominated receivables amounting to RM104.2 million (2004: RM67.7 million).

25. SHORT TERM INVESTMENTS

	Group 2005	Group 2004	Company 2005	Company 2004
Quoted - at cost:				
Shares in Malaysian companies	**84.2**	84.2	-	-
Shares in foreign corporations	**14.8**	286.6	-	-
	99.0	370.8	-	-
Less: Allowance for diminution in value of investments	**(16.2)**	(1.8)	-	-
	82.8	369.0	-	-
Unquoted - at cost:				
Money market instruments (see Note 26)	**1,625.8**	1,337.6	**1,235.8**	1,016.9
	1,708.6	1,706.6	**1,235.8**	1,016.9
Market value of quoted shares:				
- Malaysian companies	**76.9**	91.3	-	-
- Foreign corporations	**31.4**	449.7	-	-
	108.3	541.0	-	-

Investment in money market instruments comprise of negotiable certificates of deposit and bankers' acceptances. The money market instruments of the Group and the Company as at 31 December 2005 have maturity periods ranging between overnight and two months.

Quoted short term investments of the Group are primarily denominated in Ringgit Malaysia and the unquoted money market instruments are denominated in Ringgit Malaysia.

26. CASH AND CASH EQUIVALENTS

	Group 2005	Group 2004	Company 2005	Company 2004
Deposits with licensed banks	**3,871.1**	3,859.4	**283.0**	313.5
Deposits with finance companies	**75.4**	94.2	**42.2**	52.2
Cash and bank balances	**424.0**	252.5	**2.5**	1.1
Bank balances and deposits	**4,370.5**	4,206.1	**327.7**	366.8
Add : Money market instruments (see Note 25)	**1,625.8**	1,337.6	**1,235.8**	1,016.9
Cash and cash equivalents	**5,996.3**	5,543.7	**1,563.5**	1,383.7

The currency profile and weighted average interest rates of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency Profile		Interest rates per annum		Currency Profile		Interest rates per annum	
	2005	2004	**2005** %	2004 %	**2005**	2004	**2005** %	2004 %
Ringgit Malaysia	**2,802.1**	2,455.5	**2.69**	2.66	**1,563.5**	1,383.7	**2.66**	2.67
US Dollars	**2,350.5**	2,952.6	**2.83**	2.11	-	-	-	-
Singapore Dollars	**685.3**	26.4	**2.55**	0.8	-	-	-	-
Chinese Renmimbi	**67.2**	3.4	-	-	-	-	-	-
Sterling Pound	**41.4**	83.2	**4.26**	4.35	-	-	-	-
Other foreign currencies	**49.8**	22.6	-	-	-	-	-	-
	5,996.3	5,543.7			**1,563.5**	1,383.7		

26. CASH AND CASH EQUIVALENTS (Cont'd)

The deposits of the Group and Company as at 31 December 2005 have maturity periods ranging between overnight and three months. Cash and bank balances of the Group and Company are held at call.

Included in deposits with licensed banks for the Group is an amount of RM14.3 million (2004: RM13.1 million) deposited by an indirect subsidiary into various Housing Development Accounts in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act 1966. This amount is available for use by the said subsidiary for the payment of property development expenditure.

27. TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	**2005**	2004
Trade creditors	**230.2**	226.4	**-**	-
Accruals	**423.0**	449.7	**28.6**	18.7
Retirement gratuities (see Note 31(a))	**0.4**	0.4	**-**	-
Interest payable	**21.3**	25.8	**-**	-
Deposits	**36.7**	42.1	**-**	-
Other creditors	**201.5**	132.3	**0.2**	0.7
	913.1	876.7	**28.8**	19.4

Included in other creditors and accruals of the Group are progress billings payable and accruals for capital expenditure relating to construction of a hotel, upgrading of resorts infrastructure and balance of purchase consideration for land acquisition amounting to RM64.0 million (2004: RM84.5 million).

Credit terms available to the Group range from 7 days to 90 days from date of invoice.

Trade and other payables of the Group, which are substantially denominated in Ringgit Malaysia, includes Chinese Renminbi denominated payables amounting to RM55.3 million (2004: RM27.4 million).

28. BORROWINGS

	Group		Company	
	2005	2004	**2005**	2004
Current				
Unsecured:				
Term loans - US Dollar	**417.0**	419.3	**-**	-
Bridging loan - US Dollar	**-**	292.2	**-**	-
Term loans	**-**	55.0	**-**	-
Revolving credit - US Dollar	**-**	16.0	**-**	-
Finance lease liability	**-**	1.4	**-**	-
	417.0	783.9	**-**	-
Non-current				
Unsecured:				
Redeemable exchangeable notes				
- US Dollar (see (d) below)	**1,194.9**	1,171.1	**-**	-
Fixed rate notes - US Dollar (see (e) below)	**1,092.0**	1,094.6	**-**	-
Term loans - US Dollar	**168.8**	633.1	**-**	-
Term loan	**-**	10.0	**-**	-
Amount due to subsidiaries - US Dollar (see Note 17)	**-**	-	**1,164.2**	93.8
	2,455.7	2,908.8	**1,164.2**	93.8
	2,872.7	3,692.7	**1,164.2**	93.8

28. BORROWINGS (Cont'd)

a) The weighted average interest rates (%) per annum before and after interest rate swaps ("IRS") are as follows:

	2005		2004	
	Before IRS	**After IRS**	Before IRS	After IRS
Effective during the year:				
Short term loans	**4.8**	**4.8**	4.6	4.6
Long term loan	**5.0**	**5.0**	5.0	5.0
US Dollar term loans	**4.2**	**4.8**	2.5	4.6
US Dollar bridging loan	**3.5**	**3.5**	3.0	3.0
US Dollar revolving credit	-	-	3.4	3.4
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	5.9	5.9
Redeemable fixed rate bonds	-	-	5.9	5.9
As at 31 December:				
Short term loans	-	-	4.8	4.8
Long term loan	-	-	5.0	5.0
US Dollar term loans	**5.3**	**4.7**	3.2	4.3
US Dollar bridging loan	-	-	3.1	3.1
US Dollar revolving credit	-	-	3.4	3.4
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	5.9	5.9

b) The maturity profile and exposure of borrowings of the Group to interest rate risk are as follows:

	Borrowings	
	***Floating* interest rate**	***Fixed* interest rate**
As at 31 December 2005:		
Before interest rate swaps:		
Less than one year	**417.0**	-
More than one year and less than two years	**114.6**	-
More than two years and less than five years	**54.2**	**1,194.9**
More than five years and less than ten years	-	**1,092.0**
After interest rate swaps:		
Less than one year	**50.1**	**366.9**
More than one year and less than two years	**50.0**	**64.6**
More than two years and less than five years	-	**1,249.1**
More than five years and less than ten years	-	**1,092.0**
As at 31 December 2004:		
Before interest rate swaps:		
Less than one year	727.5	56.4
More than one year and less than two years	463.3	10.0
More than two years and less than five years	169.8	1,171.1
More than five years and less than ten years	-	1,094.6
After interest rate swaps:		
Less than one year	358.5	425.4
More than one year and less than two years	94.3	379.0
More than two years and less than five years	50.3	1,290.6
More than five years and less than ten years	-	1,094.6

28. **BORROWINGS (Cont'd)**

c) The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing periods				
	Total	**1 to 3 months**	**More than 3 months & less than 1 years**	**More than 1 years & less than 2 years**	**More than 2 years & less than 5 years**	**More than 5 years & less than 10 years**
As at 31 December 2005:						
Total borrowings	**2,872.7**	**485.7**	**100.1**	**-**	**1,194.9**	**1,092.0**
Movements in repricing periods due to interest rate swaps	**-**	**(485.7)**	**366.9**	**64.6**	**54.2**	**-**
	2,872.7	**-**	**467.0**	**64.6**	**1,249.1**	**1,092.0**
As at 31 December 2004:						
Total borrowings	3,692.7	1,230.1	186.9	10.0	1,171.1	1,094.6
Movements in repricing periods due to interest rate swap	-	(858.0)	369.4	369.1	119.5	-
	3,692.7	372.1	556.3	379.1	1,290.6	1,094.6

d) Redeemable Exchangeable Notes

On 12 December 2003 ("Issue Date"), the Company through its wholly-owned subsidiary, Prime Venture (Labuan) Limited, issued USD300.0 million nominal value 5-year redeemable exchangeable notes ("Notes") which are exchangeable into existing ordinary shares of RM0.50 each ("Resorts Shares") in Resorts World Bhd held by the Company. The purpose of the issue is to fund the Group's future overseas investments.

The main features of the Notes are as follows:

i) the Notes bear coupon interest from the Issue Date at 1% per annum payable in arrear on 12 June and 12 December each year commencing 12 June 2004;

ii) unless previously redeemed, exchanged or purchased and cancelled, the Notes will be redeemed on 12 December 2008 at 113.82% of their principal amount. The Yield to Maturity of the Notes is 3.55% per annum calculated on a semi-annual basis;

iii) the Noteholder of each Note has the right to exchange such Note into Resorts Shares, at the election of the Noteholder at any time on or after 21 January 2004 to the close of business on 2 December 2008 (10 days to maturity). The initial exchange ratio is 2,849.644 Resorts Shares for each USD10,000 principal amount of the Notes, subject to adjustment in accordance with the terms of the issue; and

iv) the Notes may be redeemed at the option of the Issuer at the early redemption amount on the date fixed for redemption in whole or in part after 12 December 2005 and up to but excluding the maturity date being 12 December 2008.

The Redeemable Exchangeable Notes is recognised in the balance sheet as follows:

	2005		2004	
	USD (Mil)	**Equivalent RM (Mil)**	USD (Mil)	Equivalent RM (Mil)
Face value	**300.0**	**1,133.6**	300.0	1,140.0
Premium amortised	**16.2**	**61.3**	8.2	31.1
	316.2	**1,194.9**	308.2	1,171.1

28. **BORROWINGS (Cont'd)**

e) Fixed Rate Notes

On 22 September 2004 ("Issue Date"), the Company through its wholly-owned subsidiary, Prime Holdings (Labuan) Limited, issued USD300.0 million Guaranteed Notes ("Notes") of up to 10 years. The Notes were offered outside the United States in accordance with Regulation S. The Notes were only offered for subscription or sale outside Malaysia (except the Federal Territory of Labuan) to non-residents of Malaysia. The purpose of the issue is to fund the Group's future overseas investments.

The main features of the Notes are as follows:

i) the Notes bear coupon interest from Issue Date at 5.375% per annum payable in arrears on 22 March and 22 September each year commencing on 22 March 2005; and

ii) unless previously purchased and cancelled, the Notes will be redeemed on 22 September 2014 at their principal amount.

The Fixed Rate Notes is recognised in the balance sheet as follows:

	2005		2004	
	USD (Mil)	**Equivalent RM (Mil)**	USD (Mil)	Equivalent RM (Mil)
Face value including hedge loss	**289.6**	**1,094.4**	289.6	1,100.6
Discount	**(1.8)**	**(6.9)**	(1.8)	(6.9)
Amortisation of hedge loss and discount	**1.2**	**4.5**	0.3	0.9
	289.0	**1,092.0**	288.1	1,094.6

f) Fair values of the borrowings as at the financial year ended 31 December are as follows:

	Group	
	2005	2004
Current	**417.0**	783.9
Non-current	**2;483.5**	2,926.9

29. **SHARE CAPITAL**

	Company	
	2005	2004
Authorised :		
1,600 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully-paid:		
Ordinary shares of 50 sen each		
At beginning of the financial year		
- 704.5 million (2004 : 704.4 million)	**352.3**	352.2
Issue of shares		
- 0.9 million (2004 : 0.1 million)	**0.4**	0.1
At end of the financial year		
- 705.4 million (2004 : 704.5 million)	**352.7**	352.3

During the financial year, 866,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM14.34 per share and 13,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM13.08 were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("Scheme"), all of which ordinary shares rank pari passu with the then existing ordinary shares of the Company. These options were granted prior to the current financial year.

29. SHARE CAPITAL (Cont'd)

The Company had in 1994 granted share option pursuant to the Genting Employees' Share Option Scheme for Executives ("Previous Scheme"). The outstanding option to take up 675,000 unissued shares of the Company previously granted to executive employees of the Group under the Previous Scheme at the subscription price of RM19.80 per share had expired on 15 December 2004.

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved the Scheme.

At another EGM held on 25 June 2002, the draft Bye-Laws of the Scheme was further amended such that the total number of new shares to be offered under the Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to the offered under the Scheme up to 5% of the issued and paid up share capital of the Company at the time of the offer.

The Scheme became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The option holders of the Previous Scheme who participated in the Scheme have relinquished their outstanding option under the Previous Scheme.

The main features of the Scheme are as follows:

i) The Scheme shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible Executives are employees of the Group (including Executive Directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the Date of Offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the options, such options shall cease without any claim against the Company provided always that subject to the written approval of the RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee.

The Grantee may exercise his unexercised options within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the Scheme would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the Scheme would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid-up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the options shall be based on the weighted average market price of the shares as shown in the Daily Official List of the Bursa Malaysia Securities Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Option Price per share shall in no event be less than the nominal value of the shares.

29. SHARE CAPITAL (Cont'd)

vii) No options shall be granted for less than 1,000 shares and not more than 1,500,000 shares to any Eligible Executive.

viii) The options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the nex 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or *balance of all* options allotted

ix) All new ordinary shares issued upon exercise of the options granted under the Scheme will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

Set out below are details of options over the ordinary shares of the Company granted under the Previous Scheme and the Scheme:

Date granted	**Exercisable period**	**Subscription price (RM)**	**At start of financial year ('000)**	**Offered and accepted ('000)**	**Exercised ('000)**	**Lapsed ('000)**	**At end of financial year ('000)**
Financial year ended 31.12.2005:							
Scheme							
2.9.2002	3.9.2004 to 11.8.2012	**14.34**	**6,647**	**-**	**(866)**	**(155)**	**5,626**
29.11.2002	30.11.2004 to 11.8.2012	**13.08**	**42**	**-**	**(13)**	**-**	**29**
			6,689	**-**	**(879)**	**(155)**	**5,655**
Financial year ended 31.12.2004:							
Previous Scheme							
16.12.1994	15.12.1999 to 15.12.2004	19.80	675	-	-	(675)	-
Scheme							
2.9.2002	3.9.2004 to 11.8.2012	14.34	6,890	-	(121)	(122)	6,647
29.11.2002	30.11.2004 to 11.8.2012	13.08	61	-	(5)	(14)	42
			6,951	-	(126)	(136)	6,689

	2005 ('000)	2004 ('000)
Number of share options vested at balance sheet date	**858**	825

29. SHARE CAPITAL (Cont'd)

Details relating to options exercised during the financial year are as follows:

Exercise date	Fair value of shares at share issue date (RM/share)	Subscription price (RM/share)	Number of shares issued 2005	2004
January - March	17.35 - 20.16	14.34	**51,000**	-
January - March	17.35 - 20.16	13.08	**1,000**	-
April - June	16.72 - 19.33	14.34	**14,000**	-
April - June	16.72 - 19.33	13.08	**1,000**	-
July - September	19.09 - 21.39 / 15.90 - 17.21	14.34	**113,000**	36,000
July - September	19.09 - 21.39	13.08	**2,000**	-
October - December	19.69 - 21.70 / 16.29 - 19.40	14.34	**688,000**	85,000
October - December	19.69 - 21.70 / 16.29 - 19.40	13.08	**9,000**	5,000
			879,000	126,000

	2005 RM'000	2004 RM'000
Ordinary share capital – at par	**439.5**	63.0
Share premium	**12,149.0**	1,737.5
Proceeds received on exercise of share options	**12,588.5**	1,800.5
Fair value at exercise date of shares issued	**18,046.8**	2,219.0

30. RESERVES

	Group 2005	Group 2004	Company 2005	Company 2004
Share premium	**111.7**	99.5	**111.7**	99.5
Revaluation reserves	**307.4**	308.2	**-**	-
Exchange differences	**51.3**	74.2	**-**	-
Share of associate's other reserves	**11.2**	-	**-**	-
Unappropriated profit	**8,167.7**	7,034.3	**3,573.3**	3,294.6
	8,649.3	7,516.2	**3,685.0**	3,394.1

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM2,844.3 million (2004: RM2,609.1 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2005, available to frank as tax exempt dividends arising from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act 1999, relating to tax on income earned in 1999 being waived, amounting to approximately RM518.7 million (2004: RM509.7 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board. Base on the foregoing, the extent of the unappropriated profit of the Company not covered by available tax credit and tax exempt income, if all the unappropriated profit of the Company were to be distributed as dividends, would amount to RM210.3 million (2004: RM175.9 million).

31. PROVISIONS

	Group		Company	
	2005	2004	**2005**	2004
Provision for Retirement Gratuities (see (a) below)	**65.8**	49.5	**13.2**	8.3
Provision for Contingent Losses (see (b) below)	**-**	-	**59.0**	28.2
	65.8	49.5	**72.2**	36.5

(a) Provision for Retirement Gratuities

	Group		Company	
	2005	2004	**2005**	2004
Beginning of the financial year	**49.5**	180.7	**8.3**	74.6
Charge for the financial year	**18.5**	11.2	**5.3**	2.4
Write-back of provision	**(0.2)**	-	**(0.3)**	-
Payments during the financial year	**(2.0)**	(142.4)	**(0.1)**	(68.7)
End of the financial year	**65.8**	49.5	**13.2**	8.3
Analysed as follows:				
Current (see Note 27)	**0.4**	0.4	**-**	-
Non-current	**65.4**	49.1	**13.2**	8.3
	65.8	49.5	**13.2**	8.3

The fair value of provision for retirement gratuities closely approximate its book value.

See item (c) Employee Benefits under Note 3 - Significant Accounting Policies for details of the Retirement Gratuities scheme.

(b) Provision for Contingent Losses

	Company	
	2005	2004
Beginning of the financial year	**28.2**	-
Charge for the financial year	**30.8**	28.2
End of the financial year	**59.0**	28.2

As at the end of the current financial year, the Company has established a provision for contingent losses of RM59.0 million (2004 : RM28.2 million). The contingent losses arise from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments. See Note 34 (a) (ii) for details.

32. OTHER LIABILITIES

	Group	
	2005	2004
Advance membership fees	**31.9**	33.7
Deferred income	**24.2**	25.7
Other	**7.7**	-
	63.8	59.4

The advance membership fees relate to fees received on sale of timeshare units by an indirect subsidiary offering a timeshare ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

The deferred income is in respect of a government grant obtained by an indirect subsidiary for the purchase of plant and machinery. The deferred income is recognised in the income statement over the useful life of the asset.

33. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments:

a) Currency Hedge

The Group has the following foreign currency borrowings as mentioned below which have not been hedged into Ringgit Malaysia. These foreign currency borrowings form part of the total borrowings as disclosed in Note 28:

As at 31 December 2005:

			Foreign currency (Mil)			**Equivalent RM (Mil)**
Currency	**Start dates**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	25/04/2001	25/04/2006	-	80.0	80.0	**302.2**
US Dollar	27/11/2002	27/11/2006 to 27/11/2007	-	26.5	26.5	**100.1**
US Dollar	29/05/2003	29/05/2006 to 29/05/2008	-	13.8	13.8	**52.1**
US Dollar	24/11/2003	24/11/2006 to 24/11/2008	-	27.0	27.0	**102.0**
US Dollar	11/12/2003	11/12/2006 to 11/12/2008	-	7.8	7.8	**29.4**
US Dollar	12/12/2003	12/12/2008	-	316.2	316.2	**1,194.9**
US Dollar	22/09/2004	22/09/2014	-	289.0	289.0	**1,092.0**
Total			-	760.3	760.3	**2,872.7**

As at 31 December 2004:

			Foreign currency (Mil)			**Equivalent RM (Mil)**
Currency	**Start dates**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	608.0
US Dollar	27/11/2002	28/11/2005 to 27/11/2007	-	39.7	39.7	151.0
US Dollar	29/05/2003	29/05/2005 to 29/05/2008	-	19.3	19.3	73.4
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	136.8
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	39.3
US Dollar	12/12/2003	12/12/2008	-	308.2	308.2	1,171.1
US Dollar	08/04/2004	08/04/2006	-	11.5	11.5	43.9
US Dollar	22/09/2004	22/09/2014	-	288.1	288.1	1,094.6
US Dollar	22/11/2004	22/05/2005	-	76.9	76.9	292.2
US Dollar	24/11/2004	24/05/2005	-	4.2	4.2	16.0
Total			-	954.3	954.3	3,626.3

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months or six months LIBOR and pays interest either at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	Equivalent RM (Mil)
As at 31 December 2005:		
Within one year	**110.4**	**417.0**
More than one year and less than 5 years	**44.7**	**168.8**
	155.1	**585.8**
As at 31 December 2004:		
Within one year	110.4	419.3
More than one year and less than 5 years	155.0	589.2
	265.4	1,008.5

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above. Of the above IRS, USD26.5 million (RM100.1 million) (2004: USD39.8 million (RM151.1million)) refer to IRS that serve to convert the borrowings from floating rate to floating rate in arrears subjected to a maximum ("cap") on the LIBOR of 5% per annum.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was a favourable net position of RM6.1 million (2004: an unfavourable net position of RM4.1 million).

c) Forward Foreign Exchange Contracts

As at the end of the financial year, the outstanding forward foreign exchange contracts are as follows:

As at 31 December 2005:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM(Mil)
EUR	06/12/2005 to 30/12/2005	27/01/2006 to 31/03/2006	**2.0**	**8.8**
CHF	05/04/2005 to 09/12/2005	09/01/2006 to 10/03/2006	**3.3**	**10.1**

As at 31 December 2004:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM(Mil)
USD	01/10/2004 to 04/11/2004	25/01/2005 to 25/07/2005	4.9	18.7
EUR	31/12/2004	20/01/2005	0.8	4.1
CHF	25/10/2004 to 10/12/2004	10/01/2005 to 10/05/2005	3.4	10.8

As these foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM0.7 million (2004: a favourable net position of RM0.6 million).

34. CONTINGENCIES

a) Contingent Liabilities

i) Group

Asiatic Development Berhad ("ADB"), a 54.6% owned subsidiary of the Company and Asiatic Tanjung Bahagia Sdn Bhd ("ATBSB") a wholly-owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and ATBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah ("the Tongod Land") which was acquired by ATBSB from Hap Seng Consolidated Berhad ("HSCB"). Subsequently, the Plaintiffs had also applied for an interlocutory injunction to restrain ADB and ATBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof ("the Injunction").

ADB's solicitors maintain their opinion that the Plaintiffs' action is misconceived and unsustainable.

ii) Company

As at the end of the financial year, the Company had issued guarantees to financial institutions for borrowings extended to subsidiaries as follows:

- an unconditional and irrevocable guarantee on the USD300.0 million nominal value 5-year redeemable exchange notes ("Notes") issued through its wholly-owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"). The guarantee is for the due payment of all sums, including principal, premium and interest and of any additional amounts expressed to be payable by PVLL under the Trust Deed and the Notes and the due and punctual performance of all PVLL's obligations under the Trust Deed and the Notes, including the Exchange Rights. The guarantee constitutes a senior, direct, unsubordinated, unconditional and unsecured obligation of the Company;

- an unconditional and irrevocable guarantee on the USD300.0 million nominal value 10-year fixed rate notes ("Notes") issued through its wholly-owned subsidiary, Prime Holdings (Labuan) Limited ("PHLL"). The guarantee is for the due payment of all sums, including principal and interest and of any additional amounts expressed to be payable by PHLL under the Trust Deed and the Notes and the due and punctual performance of all PHLL's obligations under the Trust Deed and the Notes. The guarantee constitutes a senior, direct, unsubordinated, unconditional and unsecured obligation of the Company.

The fair value of the guarantees as at the financial year end is not disclosed as it was not practicable to estimate it reliably.

b) Contingent Assets

Group

i) The disposal of the Group's 45% interest in the Muturi Production Sharing Contract ("PSC") via Laila Limited in July 2001 for USD106.8 million and a deferred share of future pre-tax income from this PSC (the "Deferred Consideration"), enables the Group to retain rights to long-term future cash flows from the Tangguh Project. The Deferred Consideration has not been recognised in the financial statements as the economic benefits arising from the long term future cash flows are not certain as at the end of the financial year and therefore cannot be quantified.

ii) Certain subsidiaries of the Group had in November 2000 disposed their interest of 29.1 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Ltd, which in turn is a 36.0% associate of RWB at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the court's decision on 5 December 2003, which fixed the redemption price at NOK25 per share. On 8 January 2004, Arrasas appealed this decision. The Appeal Court has on 28 June 2005 ruled that the redemption price is fixed at NOK16.50 per share.

Consequently, the Group has recognised additional net income amounting to USD4.6 million (approximately RM17.3 million) in the results for the financial year ended 31 December 2005.

35. CAPITAL COMMITMENTS

	Group 2005	Group 2004
Authorised capital expenditure not provided for in the financial statements:		
- Contracted	**283.2**	366.3
- Not contracted	**516.2**	613.0
	799.4	979.3
Analysed as follows:		
- Property, plant and equipment	**679.0**	798.7
- Investments	**102.0**	136.1
- Exploration costs	**10.2**	42.6
- Others	**8.2**	1.9
	799.4	979.3

36. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

a) Acquisition of subsidiaries and associates during the financial year

On 8 December 2005, Genting Power China Limited ("GPCL"), an indirect wholly-owned subsidiary of the Company, acquired the following interests in power plants located in China, for a cash consideration of USD69.9 million (RM264.1 million):
- an approximate 26% indirect ownership interest in the 724 Megawatts ("MW") Meizhou Wan power plant;
- an 80% indirect ownership interest in the 76MW Nanjing power plant;
- a 60% indirect ownership interest in the 109MW Suzhou power plant; and
- a 60% indirect ownership interest in the 42MW Wuxi power plant.

Arising from these acquisitions, the following companies became subsidiaries and associates of GPCL:

Name of Company	Effective percentage of Ownership
El Paso Meizhou Wan Holding Company	**100.0**
Meizhou Wan Generating Company Ltd	**35.5**
Fujian Electric (Hong Kong) LDC	**26.2**
Fujian Pacific Electric Company Ltd	**26.2**
Coastal Suzhou Investor Ltd	**100.0**
Coastal Suzhou Manager Ltd	**100.0**
Coastal Gusu Heat & Power Ltd	**100.0**
Coastal Suzhou Power Ltd	**100.0**
Suzhou Coastal Cogeneration Power Company Ltd	**60.0**
Coastal Wuxi Manager Ltd	**100.0**
Coastal Wuxi Investor Ltd	**100.0**
Coastal Wuxi Power Ltd	**100.0**
Coastal Wuxi New District Ltd	**100.0**
Wuxi Huada Gas Turbine Electric Power Company	**60.0**
Coastal Nanjing Investor Ltd	**100.0**
Coastal Nanjing Manager Ltd	**100.0**
Coastal Nanjing Power Ltd	**100.0**
Nanjing Coastal Xingang Cogeneration Power Plant	**80.0**

The results of GPCL Group for the period from 8 December 2005 to 31 December 2005 are immaterial to the Group's results.

The net assets acquired and net cash outflow on these acquisitions have been reflected in the cash flow statements.

36. **SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (Cont'd)**

b) Other significant events during the financial year:

i) On 25 January 2005, the Company's indirect 58.5% owned subsidiary, Genting International P.L.C. ("GIPLC"), announced that Genting International (UK) Limited ("GIUK"), its indirect wholly-owned subsidiary had successfully completed the sale of a 50% equity stake in Coastbright Limited ("Coastbright") to Stanley Leisure plc ("Stanley Leisure") for a consideration of 1,433,333 new ordinary shares of 25p each fully-paid in the capital of Stanley Leisure.

GIPLC had announced on 12 January 2005 that Coastbright, which was then a wholly-owned subsidiary of GIUK had successfully completed its acquisition of the Maxims Casino business of Lydiasbourne Limited, a wholly-owned indirect subsidiary of Gala Group Limited. Maxims Casino is situated at Palace Gate, Kensington, London.

The net assets acquired and net cash outflow on acquisition of Maxims Casino business have been reflected in the cash flow statements.

ii) On 25 April 2005, GIPLC announced that at the close of the renounceable rights issue ("Rights Issue") on 24 March 2005, valid acceptances and excess applications for a total of 2,372,306,063 new rights shares ("Rights Shares") were received. Previously, on 23 November 2004, GIPLC had announced a Rights Issue of 2,365,745,405 Rights Shares at an issue price of USD0.13 for each Rights Share, on the basis of five Rights Shares for every three existing shares of par value USD0.10 each, held in the capital of GIPLC.

Dealings in the Rights Shares in their fully-paid form on both the Luxembourg Stock Exchange and CLOB International commenced on Friday, 6 May 2005. With the listing of the Rights Shares, GIPLC's paid-up capital as at 6 May 2005 comprises of a total of 3,785,192,648 ordinary shares of USD0.10 each.

iii) On 6 May 2005, Genting Overseas Holdings Limited ("GOHL"), a wholly-owned subsidiary of the Company, had entered into a Share Sale and Purchase Agreement ("SSPA") for the disposal of GOHL's equity interest of 3,620,086 ordinary shares of 25p each in Stanley Leisure plc to Palomino Limited ("Palomino"), a wholly-owned subsidiary of GIPLC, for a consideration of STG18,916,615 (approximately RM136.5 million), satisfied through the issuance of 196,293,471 new GIPLC shares.

Similarly, on 6 May 2005, Resorts World Bhd ("RWB"), a 57.7% owned subsidiary of the Company, announced that Resorts World Limited ("RWL") , a wholly-owned subsidiary of RWB, had entered into a SSPA for the disposal of RWL's equity interest of 26,343,468 ordinary shares of 5p each in London Clubs International plc to Palomino, for a consideration of STG31,713,847 (approximately RM228.8 million), satisfied through the issuance of 329,087,489 new GIPLC shares.

iv) On 13 May 2005, GOHL had entered into a SSPA with GIPLC, for the disposal of GOHL's entire equity interest in Sedby Limited ("Sedby"), for a sale consideration of USD18.4 million (approximately RM69.9 million), satisfied through the issuance of 104,545,455 new GIPLC shares. Sedby holds 80.0% equity interest in E-Genting Holdings Sdn Bhd ("EGH").

Similarly, on 13 May 2005, RWB, through Commerce International Merchant Bankers Berhad, announced that RWL had entered into a SSPA with GIPLC for the disposal of RWL's entire equity interest in Geremi Limited ("Geremi"), for a sale consideration of USD4.6 million (approximately RM17.5 million), satisfied through the issuance of 26,136,364 new GIPLC shares. Geremi holds 20.0% equity interest in EGH.

The above transactions were completed on 30 June 2005 and Sedby and Geremi ceased to be subsidiaries of GOHL and RWL respectively on that date.

GIPLC had made an application to the Luxembourg Stock Exchange for the listing of the new GIPLC shares issued pursuant to the disposals by GOHL and RWL.

v) On 14 November 2005, GIPLC announced that it had lodged its preliminary prospectus with the Monetary Authority of Singapore in connection with its proposed offering of new shares ("Proposed Invitation") and its proposed listing on the Main Board of the Singapore Exchange Securities Trading Limited ("SGX").

36. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (Cont'd)

The Proposed Invitation comprises:
- An international share placement to investors, including institutional and other investors in Singapore; and
- An offering to the public in Singapore.

On 9 December 2005, GIPLC announced that it had launched its initial public offering ("IPO") of 1 billion new shares on 2 December 2005. Through the IPO, GIPLC had raised an aggregate of about SGD350 million in gross proceeds.

The trading of the GIPLC shares on the Main Board of the SGX commenced on 12 December 2005.

The current financial year's results included a net gain of RM136.7 million arising from the dilution of the Group's shareholding in GIPLC from 69.6% to 56.8%, subsequent to GIPLC's IPO.

vi) On 8 June 2005, Asiatic Development Berhad ("ADB"), a 54.6% owned subsidiary of the Company announced that 5 of its subsidiaries had entered into 5 separate Joint Venture Agreements for the cultivation of oil palm on approximately 98,300 hectares of land in Kabupaten Ketapang, Provinsi Kalimantan Barat, Republic of Indonesia ("the Land") ("the Proposed Joint Venture"). As at the date of this report, other than the approval from Bank Negara Malaysia which was received on 1 September 2005, the Proposed Joint Venture is subject to the following conditions being fulfilled within 12 months from the date of the Joint Venture Agreements or such period as may be mutually extended by parties to the said agreements:
- The letter of confirmation from the local government of Kabupaten Ketapang on the Proposed Joint Venture;
- The approval of Badan Koordinasi Penanaman Modal or Investment Coordinating Board in Indonesia;
- The issuance of the Hak Guna Usaha certificates or Rights/Title to Cultivate the Land;
- Due diligence study on the Land and the Joint Venture Companies; and
- Any other approvals, licenses and permits required for the Proposed Joint Venture.

37. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

a) Rendering of services:

	2005	2004
Air ticketing and transportation services rendered to Star Cruises Limited ("SCL") and its subsidiaries, a corporation in which the Group has an effective 21.0% ownership interest, by Resorts World Tours Sdn Bhd, a wholly-owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 57.7% owned subsidiary of the Company.	**3.0**	2.0

Tan Sri Lim Kok Thay, the Chairman, President and Chief Executive, shareholder and share option holder of the Company and RWB; the Chairman, shareholder and share option holder of Genting International P.L.C., a 58.5% owned subsidiary of the Company; a director of Resorts World Limited, a wholly-owned subsidiary of RWB and also the Chairman, President and Chief Executive Officer, shareholder and share option holder of SCL. He is a director of Golden Hope Limited ("GHL") and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which GHL, acting as trustee is a substantial shareholder of SCL, by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.

37. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (Cont'd)

		2005	2004
b)	Rental of premises and provision of connected services by RWB to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (nee Lee) Kim Hua, the mother of Tan Sri Lim Kok Thay is a director and substantial shareholder of Oriregal. Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors. The rental charges to Oriregal are transacted at commercial rates except for the rental of premises at the Genting Hotel and the Highlands Hotel which are 38% lower than the comparable range of commercial rate charged to other tenants respectively as a larger space is occupied. The rental of premises at the Resort Hotel is 71% lower than similar premises as they are located at a lower traffic area.	**1.1**	1.3
c)	Progress payments made by Asiatic Land Development Sdn Bhd, a wholly-owned subsidiary of Asiatic Development Berhad ("ADB"), a 54.6% owned subsidiary of the Company, to the contractor, Kien Huat Development Sdn Bhd, a company in which Datuk Lim Chee Wah, a brother of Tan Sri Lim Kok Thay, is a director and has deemed substantial financial interest, for the development of properties in Kulai, Johor. The progress payments include fees and reimbursables totaling RM1.8 million (2004: RM1.5 million).	**47.9**	40.9
d)	Letting of office space and provision of related services by Oakwood Sdn Bhd, a wholly-owned subsidiary of the Company to Southern Bank Berhad, a company in which Tan Sri Tan Teong Hean, a brother-in-law of Tan Sri Lim Kok Thay, is a director and substantial shareholder.	**2.1**	2.1

38. SUBSIDIARIES AND ASSOCIATES

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
Direct Subsidiaries				
Asiatic Development Berhad	**54.6**	54.8	Malaysia	Plantation
GB Credit & Leasing Sdn Bhd	**69.5**	69.5	Malaysia	Leasing and money lending
+ Genting Equities (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Investments
Genting Highlands Tours and Promotion Sdn Bhd	**100.0**	100.0	Malaysia	Letting of land and premises
Genting Hotel & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Management services
+ Genting Investment Holdings Ltd (formerly known as Genting International Paper Holdings Limited)	**100.0**	100.0	Isle of Man	Investment holding
Genting (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore captive insurance
Genting Management and Consultancy Services Sdn Bhd	**100.0**	100.0	Malaysia	Management services
Genting Oil & Gas Sdn Bhd	**100.0**	100.0	Malaysia	Provide services to oil & gas companies
+ Genting Overseas Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting Risk Solutions Sdn Bhd	**100.0**	100.0	Malaysia	Provision of risk and insurance management consultancy
+ Logan Rock Limited	**100.0**	100.0	Isle of Man	Investments
Maxitage Sdn Bhd	**100.0**	100.0	Malaysia	Investments
Oakwood Sdn Bhd	**100.0**	100.0	Malaysia	Property investment and management
Prime Venture (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore financing
Prime Holdings (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore financing
Resorts World Bhd	**57.7**	56.8	Malaysia	Resort, hotel and gaming operations
+ Resorts World Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Dormant
+ Resorts World (Singapore) Pte Ltd	**100.0**	100.00	Singapore	Dormant
+ Genting Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Pre-operating
Genting Permata Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Sanyen Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Genting (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Pre-operating
Genting Strategic Holdings Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Strategic Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Resorts World Limited	**100.0**	100.0	Hong Kong, SAR	Pre-operating
Sri Highlands Express Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Indirect Subsidiaries				
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	**54.6**	54.8	Malaysia	Provision of palm oil mill management services
+ Adriana Limited	**58.5**	64.3	Isle of Man	Sales co-ordinator
Amalgamated Rubber (Penang) Sdn Bhd	**54.6**	54.8	Malaysia	Investments
AR Property Development Sdn Bhd	**54.6**	54.8	Malaysia	Plantation
Asiaticom Sdn Bhd	**54.6**	54.8	Malaysia	Plantation
Asiatic Golf Course (Sg. Petani) Berhad	**54.6**	54.8	Malaysia	Golf course operation
Asiatic Indahpura Development Sdn Bhd	**54.6**	54.8	Malaysia	Property development
Asiatic Land Development Sdn Bhd	**54.6**	54.8	Malaysia	Property development
Asiatic Oil Mills (WM) Sdn Bhd	**54.6**	54.8	Malaysia	Fresh fruit bunches processing
+ Asiatic Overseas Limited	**54.6**	54.8	Isle of Man	Investments
Asiatic Plantations (WM) Sdn Bhd	**54.6**	54.8	Malaysia	Plantation
Asiatic Properties Sdn Bhd	**54.6**	54.8	Malaysia	Property Investment
Asiatic SDC Sdn Bhd	**54.6**	54.8	Malaysia	Plantation
Asiatic Tanjung Bahagia Sdn Bhd	**54.6**	54.8	Malaysia	Plantation
Awan Ria (M) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Management services
Awana Vacation Resorts Development Berhad	**57.7**	56.8	Malaysia	Proprietary timeshare ownership scheme

38. SUBSIDIARIES AND ASSOCIATES (Cont'd)

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
+ Azzon Limited	**54.6**	54.8	Isle of Man	Investments
Bandar Pelabuhan Sdn Bhd	**34.6**	34.1	Malaysia	Investment holding
+ Calidone Limited	**58.5**	64.3	Isle of Man	Investment holding
Coastal Gusu Heat & Power Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Nanjing Investor Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Nanjing Manager Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Nanjing Power Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Suzhou Investor Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Suzhou Manager Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Suzhou Power Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Wuxi Investor Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Wuxi Manager Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Wuxi New District Ltd	**100.0**	-	Cayman Islands	Investment holding
Coastal Wuxi Power Ltd	**100.0**	-	Cayman Islands	Investment holding
* Coastbright Limited	**58.5**	64.3	United Kingdom	Casino owner and operator
Delquest Sdn Bhd	**57.7**	56.8	Malaysia	Investments
Eastern Wonder Sdn Bhd	**57.7**	-	Malaysia	Support services
E-Genting Holdings Sdn Bhd	**58.5**	91.4	Malaysia	Investment, management services, information technology consultancy
E-Genting Sdn Bhd	**58.5**	91.4	Malaysia	Information technology/data centre and consultancy
El Paso Meizhou Wan Holding Company	**100.0**	-	Cayman Islands	Investment holding
First World Hotels & Resorts Sdn Bhd	**57.7**	56.8	Malaysia	Hotel business
Genasa Sdn Bhd	**57.7**	56.8	Malaysia	Sale and letting of apartment
Genmas Sdn Bhd	**57.7**	56.8	Malaysia	Sale and letting of land and property
Gensa Sdn Bhd	**57.7**	56.8	Malaysia	Sale and letting of land and property
Genting Administrative Services Sdn Bhd	**57.7**	56.8	Malaysia	Investment holding
Genting Bio-Oil Sdn Bhd (formerly known as Puncak Singa (M) Sdn Bhd)	**97.7**	97.7	Malaysia	Bio-oil project
Genting Centre of Excellence Sdn Bhd	**57.7**	39.8	Malaysia	Training services
Genting Entertainment Sdn Bhd	**57.7**	56.8	Malaysia	Show agent
Genting Golf Course Bhd	**57.7**	56.8	Malaysia	Condotel and hotel business, golf resort and property development
Genting Highlands Berhad	**57.7**	56.8	Malaysia	Land and property development
+ Genting India Travel Services Private Limited	**58.5**	64.3	India	Tour promotion
+ Genting Industrial Holdings Limited (formerly known as Genting International Paper Manufacturers Limited)	**97.7**	97.7	Isle of Man	Investment holding
Genting Information Knowledge Enterprise Sdn Bhd	**58.5**	91.4	Malaysia	Research in software development and consultancy
+ Genting International Industries (Singapore) Pte Ltd	**97.7**	97.7	Singapore	Investment holding
+ Genting International Management Limited	**58.5**	64.3	Isle of Man	Investment holding
+ Genting International Management Services Pte Ltd	**58.5**	64.3	Singapore	Investment holding
+ Genting International PLC	**58.5**	64.3	Isle of Man	Investment holding
+ Genting International Paper Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting International Services Sdn Bhd	**58.5**	-	Malaysia	Provision of services
+ Genting International Properties Limited	**58.5**	64.3	Isle of Man	Investment holding
+ Genting International (Singapore) Pte Ltd	**58.5**	64.3	Singapore	Tour promotion
+ Genting International (Thailand) Limited	**53.3**	58.5	Thailand	Tour promotion
* Genting International (UK) Limited	**58.5**	64.3	United Kingdom	Investment holding
Genting Irama Sdn Bhd	**57.7**	56.8	Malaysia	Investment holding

38. SUBSIDIARIES AND ASSOCIATES (Cont'd)

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
+ Genting Lanco Power (India) Pvt Ltd (formerly known as Eastern Generation Services (India) Pvt Ltd)	**74.0**	74.0	India	Provision of operation and maintenance services for power plant
Genting Leisure Sdn Bhd	**57.7**	56.8	Malaysia	Investment holding
+ Genting (NSW) Pty Ltd	**58.5**	64.3	Australia	Investment and management services
+ Genting Oil & Gas (China) Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
+ Genting Oil & Gas Limited	**95.0**	95.0	Isle of Man	Investment holding
+ Genting Oil Natuna Pte Ltd	**95.0**	95.0	Singapore	Oil & gas exploration
Genting Power China Limited	**100.0**	-	Bermuda	Investment holding
+ Genting Power Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (India) Limited	**100.0**	100.0	Mauritius	Investment holding
+ Genting Power (M) Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (Swiss) GmbH	**100.0**	100.0	Switzerland	Investments
Genting Sanyen Industrial Paper Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products and conversion of waste to energy
Genting Sanyen (Malaysia) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Genting Sanyen Paperboard Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen Power Sdn Bhd	**58.6**	58.6	Malaysia	Generation and supply of electric power
Genting Sanyen Power (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Investments
Genting Sanyen Sales & Marketing Services Sdn Bhd	**97.7**	97.7	Malaysia	Trading of paper products, sourcing of waste paper and involved in waste paper baling process
Genting Sanyen Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities
Genting Skyway Sdn Bhd	**57.7**	56.8	Malaysia	Provision of cable car management services
Genting Utilities & Services Sdn Bhd	**57.7**	56.8	Malaysia	Provision of utilities services
Genting World Sdn Bhd	**57.7**	56.8	Malaysia	Leisure and entertainment business
Genting WorldCard Sdn Bhd	**58.5**	91.4	Malaysia	Management of loyalty programme services
Genting WorldCard Services Sdn Bhd	**58.5**	91.4	Malaysia	Management of loyalty programme services
Gentinggi Sdn Bhd	**57.7**	56.8	Malaysia	Investment holding
+ Geremi Limited	**58.5**	56.8	Isle of Man	Investment holding
GHR Risk Management (Labuan) Limited	**57.7**	56.8	Labuan, Malaysia	Offshore captive insurance
GS Packaging Industries (M) Sdn Bhd	**97.7**	97.7	Malaysia	Provision of human resource services
Ideal Meridian Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and sale of paper core
Infomart Sdn Bhd	**100.0**	100.0	Malaysia	Management & consultancy services
Kijal Facilities Services Sdn Bhd	**57.7**	56.8	Malaysia	Property management
Kijal Resort Sdn Bhd	**57.7**	56.8	Malaysia	Property development and property management
Kinavest Sdn Bhd	**54.6**	54.8	Malaysia	Plantation
+ Lafleur Limited	**57.7**	56.8	Isle of Man	Investment holding
Landworthy Sdn Bhd	**45.8**	46.0	Malaysia	Plantation
Leisure & Cafe Concept Sdn Bhd	**57.7**	56.8	Malaysia	Karaoke business
Mastika Lagenda Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Mastika Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities consisting of treatment and supply of water
Mediglove Sdn Bhd	**54.6**	54.8	Malaysia	Investments
Medo Investment Pte Ltd	**58.5**	-	Singapore	Investment holding
Medo Limited	**58.5**	-	Isle of Man	Investment holding

38. SUBSIDIARIES AND ASSOCIATES (Cont'd)

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
* Nanjing Coastal Xingang Cogeneration Power Plant	**80.0**	-	China	Generation and supply of electric power
+ Palomino Holdings Limited	**58.5**	64.3	Isle of Man	Investment holding
+ Palomino Limited	**58.5**	64.3	Isle of Man	Investments
+ Palomino Star Limited	**58.5**	64.3	Isle of Man	Investment holding
+ Palomino Sun Limited	**58.5**	64.3	Isle of Man	Investment holding
* Palomino Sun (UK) Limited	**58.5**	64.3	United Kingdom	Investment holding
+ Palomino World Limited	**58.5**	64.3	Isle of Man	Investment holding
Papago Sdn Bhd	**57.7**	56.8	Malaysia	Resorts & hotel business
Persis Hijau Sdn Bhd	**97.7**	97.7	Malaysia	Provision of facilities for waste paper baling process
Resorts Facilities Services Sdn Bhd	**57.7**	56.8	Malaysia	Property management
Resorts International (Labuan) Limited	**57.7**	56.8	Labuan, Malaysia	Offshore financing
+ Resorts Overseas Investments Limited	**57.7**	56.8	Isle of Man	Investment holding
Resorts Tavern Sdn Bhd	**57.7**	56.8	Malaysia	Land and property development
Resorts World (Labuan) Limited	**57.7**	56.8	Labuan, Malaysia	Offshore financing
+ Resorts World Limited	**57.7**	56.8	Isle of Man	Investment holding
Resorts World Properties Sdn Bhd	**57.7**	56.8	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	**57.7**	56.8	Malaysia	Provision of tour and travel related services
+ Roundhay Limited	**95.0**	95.0	Isle of Man	Investment holding
RWB (Labuan) Limited	**57.7**	56.8	Labuan, Malaysia	Offshore financing
+ R.W. Investments Limited	**57.7**	56.8	Isle of Man	Investment holding
+ R.W. Overseas Investments Limited	**57.7**	56.8	Isle of Man	Investment holding
Sahabat Alam Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of fibre plastic composites
Sawit Sukau Usahasama Sdn Bhd	**30.5**	30.6	Malaysia	Plantation
+ Sanyen Oil & Gas Pte Ltd	**95.0**	95.0	Singapore	Oil & gas exploration
+ Sedby Limited	**58.5**	100.0	Isle of Man	Investment holding
Seraya Mayang Sdn Bhd	**57.7**	56.8	Malaysia	Investment holding
Setiabahagia Sdn Bhd	**57.7**	56.8	Malaysia	Property investment
Setiacahaya Sdn Bhd	**77.3**	77.4	Malaysia	Property investment
Setiamas Sdn Bhd	**54.6**	54.8	Malaysia	Plantation and property development
Setiaseri Sdn Bhd	**57.7**	56.8	Malaysia	Property investment
Sierra Springs Sdn Bhd	**57.7**	56.8	Malaysia	Investment holding
Stake Excellent Sdn Bhd	**57.7**	-	Malaysia	Support services
+ Star Eagle Holdings Limited	**58.5**	64.3	British Virgin Islands	Investment holding
* Suzhou Coastal Cogeneration Power Company Ltd	**60.0**	-	China	Generation and supply of electric power
Sweet Bonus Sdn Bhd	**34.6**	34.1	Malaysia	Letting of land
+ Sorona Limited	**100.0**	100.0	Isle of Man	Investments
Technimode Enterprises Sdn Bhd	**54.6**	54.8	Malaysia	Property investment
+ Torrens Limited	**97.7**	97.7	Isle of Man	Investment
Vestplus Sdn Bhd	**57.7**	56.8	Malaysia	Property investment
Wawasan Land Progress Sdn Bhd	**54.6**	54.8	Malaysia	Plantation
+ WEB Energy Ltd	**100.0**	100.0	Mauritius	Investments
Widuri Pelangi Sdn Bhd	**57.7**	56.8	Malaysia	Golf resort and hotel business
* Wuxi Huada Gas Turbine Electric Power Company	**60.0**	-	China	Generation and supply of electric power
Asiatic Green Tech Sdn Bhd	**54.6**	54.8	Malaysia	Dormant
Cengkeh Emas Sdn Bhd	**54.6**	54.8	Malaysia	Dormant
Dasar Pinggir (M) Sdn Bhd	**97.7**	97.7	Malaysia	Dormant
Dianti Plantations Sdn Bhd	**54.6**	54.8	Malaysia	Dormant

38. SUBSIDIARIES AND ASSOCIATES (Cont'd)

	Effective Percentage of Ownership 2005	2004	Country of Incorporation	Principal Activities
Genting International Paper (Netherlands) B.V.	**100.0**	100.0	Netherlands	Dormant
Genting Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Dormant
+ Genting Overseas Investments Limited	**100.0**	100.0	Isle of Man	Dormant
+ Genting Sanyen Paper Pte Ltd	**97.7**	97.7	Singapore	Dormant
Genting Studio Sdn Bhd	**57.7**	56.8	Malaysia	Dormant
Glugor Development Sdn Bhd	**54.6**	54.8	Malaysia	Dormant
+ Jamberoo Limited	**95.0**	95.0	Isle of Man	Dormant
Kenyalang Borneo Sdn Bhd	**54.6**	54.8	Malaysia	Dormant
Kituva Plantations Sdn Bhd	**54.6**	54.8	Malaysia	Dormant
+ Laila Limited	**95.0**	95.0	Isle of Man	Dormant
Plantation Latex (Malaya) Sdn Bhd	**54.6**	54.8	Malaysia	Dormant
Trushidup Plantations Sdn Bhd	**54.6**	54.8	Malaysia	Dormant
ALD Construction Sdn Bhd	**54.6**	54.8	Malaysia	Pre-operating
Asiatic Awanpura Sdn Bhd	**54.6**	54.8	Malaysia	Pre-operating
Asiatic Commodities Trading Sdn Bhd	**54.6**	54.8	Malaysia	Pre-operating
Asiatic Equities (S'pore) Pte Ltd	**54.6**	-	Singapore	Pre-operating
Asiatic Vegetable Oils Refinery Sdn Bhd	**54.6**	54.8	Malaysia	Pre-operating
Awana Hotels & Resorts Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Awana International Limited	**100.0**	100.0	Isle of Man	Pre-operating
Awana Vacation Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Best Track International Limited	**57.7**	56.8	Mauritius	Pre-operating
E-Genting Services Sdn Bhd	**58.5**	-	Malaysia	Pre-operating
+ Gecoun Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genas Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
Genawan Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
Gentasa Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
Gentas Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
Genting International Corp	**58.5**	64.3	United State of America	Pre-operating
+ Genting Oil Natuna Limited	**95.0**	95.0	Isle of Man	Pre-operating
+ Genting Oil Salawati Pte Ltd	**95.0**	95.0	Singapore	Pre-operating
+ Genting Overseas Management Limited (formerly known as Genting Sanyen Utilities Limited)	**100.0**	100.0	Isle of Man	Pre-operating
+ Genting Power Indonesia Limited	**100.0**	100.0	Isle of Man	Pre-operating
+ Genting Power International Ltd	**100.0**	100.0	Isle of Man	Pre-operating
+ Genting Power Philippines Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Risk Management (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Pre-operating
Genting Sanyen Incineration Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
+ Genting Sanyen Indonesia Limited (formerly known as Sanyen Oil & Gas Services Limited)	**95.0**	95.0	Isle of Man	Pre-operating
Genting Star Limited	**58.5**	32.2	British Virgin Islands	Pre-operating
Genting Star (Macau) Limited	**58.5**	-	Macau	Pre-operating
Genting Theme Park Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
+ GP China Limited	**100.0**	100.0	Isle of Man	Pre-operating
+ Highlands Power Development Limited	**100.0**	100.0	Isle of Man	Pre-operating
+ Highlands Exploration Limited	**95.0**	95.0	Isle of Man	Pre-operating
Hitechwood Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Ikhlas Tiasa Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
+ Infinity @ TheBay Pte Ltd	**44.0**	-	Singapore	Pre-operating
Jomara Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating

38. SUBSIDIARIES AND ASSOCIATES (Cont'd)

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
Ketapang Holdings Pte Ltd	**54.6**	-	Singapore	Pre-operating
Laserwood Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
+ Lestari Listrik Pte Ltd	**100.0**	100.0	Singapore	Pre-operating
* Maxims Casinos Limited	**58.5**	64.3	United Kingdom	Pre-operating
+ Maxims Clubs Pte Ltd	**58.5**	64.3	Singapore	Pre-operating
Maxims Clubs Sdn Bhd	**58.5**	64.3	Malaysia	Pre-operating
Merriwa Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
+ Oxalis Limited	**97.7**	97.7	Isle of Man	Pre-operating
* Palomino World (UK) Limited	**58.5**	64.3	United Kingdom	Pre-operating
Possible Affluent Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Rapallo Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Resorts World Spa Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
Sandai Maju Pte Ltd	**54.6**	-	Singapore	Pre-operating
+ Sanyen Oil & Gas Limited	**95.0**	95.0	Mauritius	Pre-operating
+ SIPC Genting Cabinda Ltd	**95.0**	95.0	Isle of Man	Pre-operating
Space Fair Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Sri Kenyalang Pte Ltd	**54.6**	-	Singapore	Pre-operating
Sri Nangatayap Pte Ltd	**54.6**	-	Singapore	Pre-operating
+ Swallow Creek Limited	**95.0**	95.0	Isle of Man	Pre-operating
+ Tetha Limited	**95.0**	95.0	Isle of Man	Pre-operating
Tullamarine Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Twinmatics Sdn Bhd	**57.7**	56.8	Malaysia	Pre-operating
+ Vestplus (Hong Kong) Limited	**57.7**	56.8	Hong Kong, SAR	Pre-operating
Vintage Action Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Waxwood Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
Yarrawin Sdn Bhd	**34.6**	34.1	Malaysia	Pre-operating
+ Genting Australia Investments Holding Pty Ltd	**58.5**	64.3	Australia	Under members' voluntary liquidation
+ Genting Australia Pty Ltd	**58.5**	64.3	Australia	Under members' voluntary liquidation
* Myanmar Genting Sanyen Limited	**100.0**	100.0	Myanmar	Pending liquidation
+ Sayang (Thailand) Limited	**91.0**	91.0	Thailand	Pending liquidation
+ Vestplus (Thailand) Limited	**52.5**	51.7	Thailand	Pending liquidation
Associates				
* Aban Power Company Limited	**36.3**	36.3	India	Generation and supply of electric power
* Asiatic Ceramics Sdn Bhd	**26.7**	26.9	Malaysia	In receivership
Fujian Electric (Hong Kong) LDC	**26.2**	-	Cayman Islands	Investment holding
* Fujian Pacific Electric Company Ltd	**26.2**	-	China	Generation and supply of electric power
+ Lanco Kondapalli Power Pvt Ltd	**30.0**	30.0	India	Generation and supply of electric power
Meizhou Wan Generating Company Ltd	**35.5**	-	Cayman Islands	Investment holding
Serian Palm Oil Mill Sdn Bhd	**21.8**	21.9	Malaysia	Fresh fruit bunches processing
* Sri Gading Land Sdn Bhd	**26.7**	26.9	Malaysia	Property development
+ Star Cruises Limited	**21.0**	20.7	Isle of Man & continued into Bermuda on 9 October 2000	Cruise and cruise related operations

* The financial statements of these companies are audited by firms other than the auditors of the Company.

\+ The financial statements of these companies are audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers, Malaysia.

Statement on Directors' Responsibility

pursuant to paragraph 15.27 (a) of the listing requirements of Bursa Malaysia Securities Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Genting Berhad have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with MASB approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Company and the Group for the financial year ended 31 December 2005.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the financial year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the internal control systems to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 22 February 2006.

Statutory Declaration

pursuant to section 169 (16) of the Companies Act, 1965

I, **CHIEW SOW LIN**, the Officer primarily responsible for the financial management of **GENTING BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 64 to 119 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
CHIEW SOW LIN at KUALA LUMPUR on 22 February 2006) **CHIEW SOW LIN**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

Report of the Auditors

to the members of Genting Berhad

We have audited the financial statements set out on pages 64 to 119. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   (ii) the state of affairs of the Group and the Company as at 31 December 2005 and of the results and cash flows of the Group and the Company for the financial year ended on that date;

and

b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 38 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No 2092/09/06 (J))
Partner of the firm

Kuala Lumpur
22 February 2006

Ten-Year Summary

Amounts in RM million unless otherwise stated	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Revenue	**5,454.1**	4,647.0	4,237.1	3,534.7	3,148.4	3,338.6	3,077.4	3,369.8	3,822.0	2,595.6
Profit/[loss] from ordinary activities before taxation	**2,439.3**	1,777.8	1,562.3	1,559.5	1,034.6	(322.7)	1,521.4	909.7	1,542.5	1,260.9
Taxation	**(627.6)**	(343.7)	(480.7)	(456.6)	(387.4)	(351.8)	(14.8)	(363.4)	(346.0)	(336.0)
Profit/[loss] from ordinary activities after taxation	**1,811.7**	1,434.1	1,081.6	1,102.9	647.2	(674.5)	1,506.6	546.3	1,196.5	924.9
Net profit/[loss] for the financial year	**1,247.0**	928.0	713.8	756.5	452.1	(246.2)	1,101.6	414.7	772.2	649.4
Share Capital	**352.7**	352.3	352.2	352.2	352.2	352.2	352.2	352.2	352.2	351.1
Unappropriated Profit	**8,167.7**	7,034.3	6,220.1	5,608.2	4,948.9	4,592.6	4,915.7	3,908.0	3,597.4	2,928.6
Other Reserves	**481.6**	481.9	472.5	465.8	459.6	464.6	547.1	536.4	566.3	423.1
Shareholders' Equity	**9,002.0**	7,868.5	7,044.8	6,426.2	5,760.7	5,409.4	5,815.0	4,796.6	4,515.9	3,702.8
Minority Interests	**4,862.9**	3,432.1	3,035.9	2,404.7	2,121.4	2,017.2	2,544.5	2,138.0	2,109.8	1,617.3
Non-Current Liabilities	**3,132.1**	3,540.7	2,802.5	1,303.5	1,373.0	688.9	359.2	345.2	332.2	215.6
Capital Employed	**16,997.0**	14,841.3	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9	5,535.7
Property, Plant and Equipment	**6,941.4**	6,550.4	6,222.0	4,881.4	4,721.4	4,194.9	3,701.1	3,580.8	3,351.2	3,163.3
Land Held for Property Development	**488.0**	495.1	513.7	525.1	621.9	631.2	653.6	631.9	597.9	468.0
Jointly Controlled Entities	**36.1**	39.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Associates	**2,429.1**	2,230.1	2,159.1	2,431.2	2,030.6	1,927.2	1,446.2	1,324.4	317.9	239.4
Exploration cost	**0.0**	0.0	0.0	0.0	0.0	439.2	437.6	399.2	207.0	36.6
Other Long Term Investments	**1,188.9**	357.6	12.0	15.6	6.9	114.0	167.0	7.3	122.1	4.2
Long Term Receivables	**55.5**	22.7	20.4	20.2	19.0	10.1	3.7	0.0	0.0	0.0
Deferred Taxation	**9.4**	4.6	3.8	23.6	8.9	6.5	1.3	1.2	1.2	10.2
Intangible Assets	**140.7**	13.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	11,289.1	9,713.9	8,931.0	7,897.1	7,408.7	7,323.1	6,410.5	5,944.8	4,597.3	3,921.7
Net Current Assets	**5,707.9**	5,127.4	3,952.2	2,237.3	1,846.4	792.4	2,308.2	1,335.0	2,360.6	1,614.0
Employment of Capital	**16,997.0**	14,841.3	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8	6,957.9	5,535.7
Basic earnings/[loss] per share [sen]	**176.95**	131.76	101.34	107.41	64.20	(34.96)	156.40	58.89	109.72	92.49
Net dividend per share [sen]	**20.88**	17.28	15.48	14.76	13.68	13.68	13.68	13.32	14.98	14.70
Dividend cover [times]	**8.5**	7.6	6.5	7.3	4.7	N/A	11.4	4.4	7.3	6.3
Current ratio	**4.82**	3.92	3.98	2.71	2.89	1.66	4.20	2.26	3.36	2.93
Net assets per share [RM]	**12.76**	11.17	10.00	9.12	8.18	7.68	8.26	6.81	6.41	5.27
Net tangible assets per share [RM]	**12.56**	11.15	10.00	9.12	8.18	7.68	8.26	6.81	6.41	5.27
Return/[loss] [after tax and minority interests] on average shareholders' equity [%]	**14.78**	12.45	10.60	12.42	8.10	(4.39)	20.76	8.91	18.79	19.02
Market share price										
- highest [RM]	**21.70**	19.80	18.90	16.50	11.30	18.00	15.70	14.00	18.00	25.75
- lowest [RM]	**16.72**	14.30	11.30	10.40	7.40	8.75	7.85	6.40	7.70	17.00

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

N/A - Not Applicable

List of Properties Held

as at 31 December 2005

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2005 (RM' million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
MALAYSIA							
STATE OF PAHANG DARUL MAKMUR							
1	Genting Highlands, Bentong	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	211.0	24	1982 (R)
2	Genting Highlands, Bentong	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	136.7	13	1992 (A)
3	Genting Highlands, Bentong	Freehold	Built-up : 493,750 sq.metres	22-storey First World Hotel & Car Park V	979.7	6	2000 (A)
4	Genting Highlands, Bentong	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	27.5	12	1993 (A)
5	Genting Highlands, Bentong	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	30.4	34	1989 (R)
6	Genting Highlands, Bentong	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	10.9	30	1989 (R)
7	Genting Highlands, Bentong	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	8.3	22	1989 (R)
8	Genting Highlands, Bentong	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	17.0	13	1992 (A)
9	Genting Highlands, Bentong	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	65.1	13	1992 (A)
10	Genting Highlands, Bentong	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	56.1	9	1996 (A)
11	Genting Highlands, Bentong	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.4	33	1989 (R)
12	Genting Highlands, Bentong	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	20.9	11	1989 (R)
13	Genting Highlands, Bentong	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.1	22	1989 (R)
14	Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.8	22	1989 (A)
15	Genting Highlands, Bentong	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.4	7	1999 (A)
16	Genting Highlands, Bentong	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.7	18	1989 (R)
17	Genting Highlands, Bentong	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989 (R)
18	Genting Highlands, Bentong	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.4	13	1992 (A)
19	Genting Highlands, Bentong	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	25	1989 (A)
				1 unit of Kayangan Apartment	0.2	25	1990 (A)
20	Genting Highlands, Bentong	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	20.7	19	1989 (R)
21	Genting Highlands, Bentong	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	24.0	19	1989 (R)
22	Genting Highlands, Bentong	Freehold	Built-up : 9,153 sq.metres	82 units of Ria Apartment (Pahang Tower)	12.4	19	1989 (R)
23	Genting Highlands, Bentong	Freehold	Land : 3,286 hectares	7 plots of land & improvements	256.5	-	1989 (R)
				1 plot of land & improvements	6.0	-	1996 (A)
				10 plots of land & improvements	52.1	-	1989 (R)
				1 plot of land & improvement	0.1	-	1991 (A)
				66 plots of land & improvements	231.1	-	1989 (R)
				3 plots of land & improvements	24.9	-	2002 (A)
				13 plots of land & improvements	9.8	-	1995 (R)
24	Genting Highlands, Bentong	Leasehold (unexpired lease period of 88 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994 (A)
25	Genting Highlands, Bentong	Leasehold (unexpired lease period of 53 years)	Land : 5 hectares	3 plots of land	0.6	-	1995 (A)
26	Genting Highlands, Bentong	Leasehold (unexpired lease period of 85 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000
27	Bukit Tinggi, Bentong	Leasehold (unexpired Lease period of 89 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	6	1999 (A)
28	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	4.6	-	1989 (R)
29	Beserah, Kuantan	Freehold	Land : 3 hectares Built-up : 713 sq.metres	2 plots of agriculture land with residential bungalow	1.1	19	1987 (A)
30	Beserah, Kuantan	Freehold	Land : 4 hectares	4 plots of vacant agriculture land	0.9	-	1989/1991 (A)
31	Kg Permatang Badak, Kuantan	Freehold	Land : 0.7 hectares Built-up : 335 sq.metres	1 plot of industrial land with workshop and Office	0.7	4	2001 (A)
STATE OF SELANGOR DARUL EHSAN							
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	419.5	9	1997 (A)
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993 (A)
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	72.3	9	1997 (A)
3	Genting Highlands, Hulu Selangor	Freehold	Built up : 3,008 sq.metres	2-storey & 4-storey Gohtong Jaya Security Buildings	6.0	8	1998 (A)
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	74 units of Ria Apartment (Selangor Tower)	10.9	19	1989 (R)
5	Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land	12.3	-	1989 (R)
				10 plots of building land	41.8	-	1995 (R)
				7 plots of building land	10.4	-	1993 (A)
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1995 (R)
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.1	-	1994 (A)
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	15.0	-	1994 (A)
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.0	-	1994 (A)
10	Mukim Tanjung Dua Belas, Kuala Langat	Freehold	Land : 45 hectares Built-up : 305,982 sq.metres	1 plot of industrial land with paper mill & power plant complex	144.6	14	1990 (A)
11	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 70 years)	Land : 32 hectares Built-up : 36,736 sq.metres	27 plots of industrial land with factory	95.4	5	1994 (A)
12	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 91 years)	Land : 3 hectares	1 plot of industrial land	2.3	-	1994 (A)

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2005 (RM' million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
13 Bandar Baru Bangi, Kajang	Leasehold (unexpired lease period of 81 years)	Land : 4,047 sq.metres Built-up : 1,505 sq.metres	1 plot of industrial land with factory	2.6	9	1996 (A)
14 Section 28, Petaling Jaya	Leasehold (unexpired lease period of 61 years)	Land : 2,875 sq.metres Built-up : 780 sq.metres	2 plots of industrial land with factory	4.7	9	1996 (A)
15 Sungai Buloh, Gombak	Freehold	Land : 5,172 sq.metres Built-up : 1,267 sq.metres	1 plot of industrial land with factory	3.4	10	1996 (A)
16 Pandamaran, Klang	Freehold	Land : 2,471 sq.metres Built-up : 1,316 sq.metres	2 plots of industrial land with factory	1.3	9	1996 (A)
17 Pulau Indah, Klang	Leasehold (unexpired lease period of 90 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	47.3	-	1997 (A)
18 Rawang, Gombak	Freehold	Land : 5,574 sq.metres Built-up : 669 sq.metres	1 plot of industrial land with factory	1.9	7	1996 (A)
19 Bangi Factory, Selangor	Leasehold (unexpired lease period of 81 years)	Land : 12,140 sq.metres Built-up : 5,556 sq.metres	1 plot of industrial land with factory	2.5	24	1990 (A)
FEDERAL TERRITORY OF KUALA LUMPUR						
1 Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	19	1988 (A)
2 Jalan Sultan Ismail, Kuala Lumpur	Freehold	Land : 3,940 sq.metres Built-up : 63,047 sq.metres	Wisma Genting - 25-level office building with 6-level basement	103.6	20	1983/1991 (A)
3 Segambut, Kuala Lumpur	Leasehold (unexpired lease period of 69 years)	Land : 4 hectares Built-up : 2,601 sq.metres	Store, helicopter, bus and limousine depot	9.6	30	1982 (A)
STATE OF PERAK DARUL RIDZUAN						
1 Kinta, Perak	Leasehold (unexpired lease period of 84 years)	Land : 6 hectares	349 vacant housing development lots	1.6	-	1989 (A)
STATE OF TERENGGANU DARUL IMAN						
1 Kijal, Kemaman	Leasehold (unexpired lease period of 86 years)	Land : 262 hectares	4 plots of resort/property development land	45.2	-	1996 (A)
		Land : 51 hectares	18-hole Awana Kijal Golf Course	11.9	-	1997 (A)
		Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	93.6	9	1997 (A)
		Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.6	11	1995 (A)
		Built-up : 7,278 sq.metres	96 units of Angsana Apartment	10.4	10	1996 (A)
	Leasehold (unexpired lease period of 86 years)	Land : 18 hectares	17 plots of resort/property development land	1.5	-	2002 (A)
	Leasehold (unexpired lease period of 96 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1995 (R)
STATE OF KEDAH DARUL AMAN						
1 Mukim Sg. Seluang, Kulim	Freehold	Land : 7,299 sq.metres Built-up : 669 sq.metres	2 plots of industrial land with factory	1.0	7	1996 (A)
2 Mukim Sg. Petani, Kuala Muda	Freehold	Land : 2,922 sq.metres Built-up : 1,041 sq.metres	1 plot of industrial land with factory	0.9	10	1995 (A)
3 Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 82 years)	Land : 14 hectares	5 plots of building land	11.4	-	1997 (A)
		Built-up : 20,957 sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	61.2	8	1997 (A)
STATE OF PULAU PINANG						
1 Seberang Perai Selatan, Pulau Pinang	Freehold	Land : 7 hectares Built-up : 37,976 sq.metres	1 plot of industrial land with factory	64.1	4	1997 (A)
STATE OF JOHORE DARUL TAKZIM						
1 Kulai, Johor	Freehold	Land : 15 hectares	8 plots of industrial land	25.6	-	1999 (A)
ESTATES/PROPERTY DEVELOPMENT ("PD")						
1 ASIATIC Bukit Sembilan Estate, Baling/Sg. Petani/Jitra, Kedah	Freehold	Estate : 1,314 hectares PD : 131 hectares	Oil palm estate, property development and golf course & clubhouse	60.2	10	1981 (R)
2 ASIATIC Selama Estate, Serdang & Kulim, Kedah/Selama, Perak	Freehold	Estate : 1,852 hectares	Oil palm estate	23.9	-	1981 (R)
3 ASIATIC Sepang Estate, Sepang & Ulu Langat, Selangor	Freehold	Estate : 666 hectares	Oil palm estate	13.9	-	1981 (R)
4 ASIATIC Tebong Estate, Jasin & Alor Gajah, Melaka/Tampin & Kuala Pilah, Negeri Sembilan	Freehold	Estate : 2,321 hectares	Oil palm estate	29.4	-	1981 (R)
5 ASIATIC Cheng Estate, Melaka Tengah, Alor Gajah & Kuala Linggi, Melaka	Freehold	Estate : 793 hectares PD : 6 hectares	Oil palm estate and property development	24.0	-	1981 (R)
6 ASIATIC Tanah Merah Estate, Tangkak, Johor	Freehold	Estate : 1,802 hectares	Oil palm estate	25.4	-	1981 (R)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2005 (RM' million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
7	ASIATIC Sg. Rayat Estate, Batu Pahat, Johor	Freehold	Estate : 1,707 hectares	Oil palm estate	29.4	-	1983 (A)
8	ASIATIC Sri Gading Estate, Batu Pahat, Johor	Freehold	Estate : 3,660 hectares	Oil palm estate	65.9	-	1983 (A)
9	ASIATIC Sing Mah Estate, Air Hitam, Johor	Freehold	Estate : 669 hectares	Oil palm estate and mill	12.8	25	1983 (A)
10	ASIATIC Kulai Besar Estate, Kulai/Simpang Renggam, Johor	Freehold	Estate : 2,802 hectares PD : 115 hectares	Oil palm estate and mill and property development, Asiatic Indahpura Sports Complex, Asiatic Indahpura Car City	360.0	16	1983 (A)
11	ASIATIC Setiamas Estate, Kulai & Batu Pahat, Johor	Freehold	Estate : 149 hectares PD : 88 hectares	Oil palm estate and property development	81.5	-	1996 (A)
12	ASIATIC Sabapalm Estate, Labuk Valley, Sandakan, Sabah	Leasehold (unexpired lease period of 80-882 years)	Estate : 4,360 hectares	Oil palm estate and mill	41.8	35	1991 (A)
13	ASIATIC Tanjung Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 81-91 years)	Estate : 4,345 hectares	Oil palm estate and mill	43.0	11	1988 & 2001 (A)
14	ASIATIC Bahagia Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 80-81 years)	Estate : 4,548 hectares	Oil palm estate	48.5	-	1988 & 2003 (A)
15	ASIATIC Tenegang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 83 years)	Estate : 4,047 hectares	Oil palm estate	34.5	-	1990 (A)
16	ASIATIC Landworthy Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 78 years)	Estate : 4,039 hectares	Oil palm estate	36.5	-	1992 (A)
17	ASIATIC Layang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 85 years)	Estate : 1,683 hectares	Oil palm estate	19.7	-	1993 (A)
18	ASIATIC Regional Office, Sandakan, Sabah	Leasehold (unexpired lease period of 882 years)	Land : 1,206 sq.metres Bulit-up : 374 sq.metres	2 units of 2-storey intermediate detached house	0.2	21	1991 (A)
19	ASIATIC Vegetable Oils Refinery, Sandakan, Sabah	Leasehold (unexpired lease period of 75 years)	Land : 8 hectares	Vacant land	2.2	-	1992 (A)
20	ASIATIC Jambongan Estate, Beluran, Sabah	Leasehold (unexpired lease period of 28-95 years)	Land : 3,711 hectares	Oil palm estate and unplanted agricultural land	36.5	-	2001-2004 (A)
21	ASIATIC Indah & Permai Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 91 years)	Land : 8,830 hectares	Oil palm estate	106.4	-	2001 (A)
22	ASIATIC Mewah Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 78-885 years)	Land : 5,611 hectares	Oil palm estate and mill	119.2	9	2002 (A)
23	ASIATIC Sekong Estate & ASIATIC Suan Lamba Estate Kinabatangan, Sabah	Leasehold (unexpired lease period of 17-93 years)	Land : 6,755 hectares	Oil palm estate and mill	187.2	9	2004 (A)
24	ASIATIC Regional Office, Sandakan, Sabah	Leasehold (unexpired lease period of 95 years)	Bulit-up : 2,023 sq.metres	Office	3.0	3	2004 (A)
ENGLAND							
1	Hyde Park, London	Leasehold (unexpired lease period of 971 years)	Built-up : 286 sq.metres	2 units of residential apartment at Hyde Park Towers	1.4	26	1980/1996 (A)
2	Maxims Casino Club, Kensington	Freehold	Built-up : 1,445 sq.metres	Casino Club	38.9	143	2005 (A)
CHINA							
1	SuZhou	Leasehold (unexpired lease period of 41 years)	Land : 5.6 hectares Built-up : 26,849 sq. metres	Land with Power Plant Complex	19.0	10	2005 (A)
2	Wuxi	Leasehold (unexpired lease period of 6 years)	Land : 6.3 hectares Built-up : 44,539 sq. metres	Land with Power Plant Complex	8.4	10	2005 (A)
3	Nanjing	Leasehold (unexpired lease period of 10 years)	Land : 6.7 hectares Built-up : 12,175 sq. metres	Land with Power Plant Complex	11.6	9	2005 (A)

Group Offices

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com
Website : www.genting.com

LEISURE & HOSPITALITY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2161 5304
E-mail : rwbinfo@genting.com
Websites : www.resortsworld.com
www.genting.com.my
www.awana.com.my

Genting International P.L.C.
Singapore
Genting International (S) Pte Ltd
9 Penang Road, #13-26 Park Mall
Singapore 238459
Tel : (65) 6823 9888
Fax : (65) 6823 9117

Hong Kong
Genting International P.L.C.
1526-1527, Ocean Centre,
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong SAR
Tel : (852) 2317 7133
Fax : (852) 2314 8724

United Kingdom
Genting International (UK) Limited
1 Derry Street, London W8 5NN
United Kingdom
Tel : (020) 7591 8328
Fax : (020) 7591 8320
Website : www.maximsclub.com

Malaysia
Genting International Services Sdn Bhd
24th Floor, Wisma Genting
28 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2161 5304

E-Genting Holdings Sdn Bhd
19th Floor, Wisma Genting
28 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2333 6666
Websites : www.egenting.com
www.worldcard.com.my
www.atlatte.com

Australia
Genting (NSW) Pty Ltd
Suite 810, Level 8
401 Sussex Street
Sydney, NSW 2000
Tel : (612) 9281 1433
Fax : (612) 9281 1430

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : (603) 6101 1118
Fax : (603) 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : (603) 6436 9000
Fax : (603) 6101 3535
E-mail : awhfo@genting.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : (609) 864 1188
Fax : (609) 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : (604) 955 5111
Fax : (604) 955 5222
E-mail : apml@genting.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : (603) 3101 1333
Fax : (603) 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

World Reservations Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : (603) 2718 1118
Fax : (603) 2718 1888
Reservations E-mail : worldres@genting.com
Membership E-mail :
hotline@worldcard.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : (604) 890 2300
Fax : (604) 890 2500

Ipoh Office
11, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
Tel : (605) 243 2988
Fax : (605) 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : (607) 334 4555
Fax : (607) 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : (082) 412 522
Fax : (082) 412 022

MEETINGS, INCENTIVES, CONVENTIONS & EXHIBITIONS (M.I.C.E)

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2333 6686
Fax : (603) 2162 1551
E-mail : mice@genting.com

Genting International Convention Centre
Website : mice.genting.com.my

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : (603) 6251 8398 / 6253 1762
Fax : (603) 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : (603) 8776 6753
Fax : (603) 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : (603) 6101 1118
ext : 58771 / 7750 / 7916

OVERSEAS

Singapore
Genting International (S) Pte Ltd
#13-26 Park Mall, 9 Penang Road
Singapore 238459
Tel : (65) 6823 9888
Fax : (65) 6737 7260
E-mail : genting1@pacific.net.sg

Hong Kong (SAR)
Genting International P.L.C
1526-1527, Ocean Centre
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong SAR
Tel : (852) 2317 7133
Fax : (852) 2314 8724

United Kingdom - London
Genting International (UK) Limited
1 Derry Street
London W8 5NN
United Kingdom
Tel : (020) 7591 8328
Fax : (020) 7591 8320

Thailand - Bangkok
Genting International (Thailand) Ltd
153, Lot No. 400, 4th Floor
The Peninsula Plaza
Radjadumri Road Patumwan
Bangkok 10330, Thailand
Tel : (662) 254 0753 / 54 / 55
Fax : (662) 254 0768

India - New Delhi
Genting India Travel Services Pte Ltd
709-A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 4160 8405
Fax : (9111) 4160 8406

India - Mumbai
Genting India Travel Services Pte Ltd
510, Churchgate Chambers
5th Floor, 5 New Marine Lines Road
Mumbai - 400020, India
Tel : (9122) 2264 0383
Fax : (9122) 2281 8369 / 2287 1948

Vietnam
Genting International (Vietnam) Ltd
170Bis Tran Hung Dao St.,
Dist 1, Nguyen Cu Trinh Ward,
HCMC, Vietnam
Tel : (848) 920 6334 / 35
Fax : (848) 920 6335

Worldcard Singapore
www.worldcard.com.sg
9 Penang Road, #13-25 Park Mall
Singapore 238459
Tel : (65) 6720 0888
Fax : (65) 6720 0866
E-mail : hotline@worldcard.com.sg

Worldcard Hong Kong
www.worldcard.com.hk
1526-1527, Ocean Centre
5 Canton Road
Tsimshatsui, Kowloon
Hong Kong SAR
Tel : (852) 2978 3888
Fax : (852) 2314 8512
E-mail : hotline@worldcard.com.hk

Worldcard Malaysia
www.worldcard.com.my
Genting OneHub, Lower Ground Floor Wisma Genting
28 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel : (603) 2179 1888
Fax : (603) 2333 6611
E-mail : hotline@worldcard.com.my

PLANTATION DIVISION

Principal Executive Officers
Tan Sri Lim Kok Thay
Dato' Baharuddin bin Musa

HEAD OFFICE

Asiatic Development Berhad
10th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2255 / 2333 2255
Fax : (603) 2161 6149
E-mail : info@asiatic.com.my
Website : www.asiatic.com.my

REGIONAL OFFICE

Asiatic Regional Office, Sabah
Wisma Asiatic,
KM 12, Labuk Road,
90000 Sandakan,
Sabah, Malaysia
Tel : (089) 673 811 / 672 787
Fax : (089) 673 976

MANUFACTURING OIL & GAS DIVISIONS

Principal Executive Officer
Mr Ong Tiong Soon

HEAD OFFICE

Genting Sanyen Industrial Paper Sdn Bhd
Genting Sanyen Paperboard Sdn Bhd
Genting Sanyen Power Sdn Bhd
Genting Oil & Gas Sdn Bhd
22nd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2211 / 2333 2211
Fax : (603) 2162 4032
E-mail : enquiry@gsanyen.com
Website : www.gentingsanyen.com
: www.gentingoil.com

PLANT

Genting Sanyen Industrial Paper Sdn Bhd
Kompleks Perindustrian & Pengilangan Kertas Langat
Lot 7090, Mukim Tanjung 12,
Bukit Changgang,
Daerah Kuala Langat,
42700 Banting, Selangor, Malaysia

Genting
Paper Mill
Tel : (603) 3182 5000
Fax : (603) 3182 5100

Power Plant
Tel : (603) 3182 6800
Fax : (603) 3182 6900

Box Plant (Central)
Tel : (603) 3182 5200
Fax : (603) 3182 5300

Box Plant (Northern)
No. 33, Jalan Nafiri,
14200 Sungai Bakap,
Seberang Perai Selatan,
Penang, Malaysia
Tel : (604) 585 6133
Fax : (604) 585 6020

Oil & Gas
Tel : (603) 2178 2211 / 2333 2211
Fax : (603) 2163 5187
E-mail : info@gentingoil.com

PROPERTY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

Gentinggi Sdn Bhd
Genting Property Management Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2161 5304

PROPERTY SALES

- **Awana Condominium**
- **Ria Apartments**

Enquiries:
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2163 5079

Kijal Resort Sdn Bhd
Sales Office
Angsana Apartments
Baiduri Apartments
8th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2164 7480

Projek Bandar Pelancongan Pantai Kijal
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : (609) 864 9261
Fax : (609) 864 9260

Asiatic Land Development Sdn Bhd
Asiatic Permaipura Sales Office
No. 5, Jalan Permaipura 5, Riverside,
08100 Bedong, Kedah, Malaysia
Tel : (604) 452 1000/1/2
Fax : (604) 452 1003

Asiatic Indahpura Sales Office
19th Mile, Kulai Besar,
81000 Kulai, Johor, Malaysia
Tel : (607) 663 1188
Fax : (607) 662 4655

Asiatic Cheng Perdana Sales Office
No. 32, Jalan Cheng Perdana 1/6,
Desa Cheng Perdana 1, Cheng,
75250 Melaka, Malaysia
Tel : (606) 312 3548
Fax : (606) 312 3590

as at 2 May 2006

Class of Shares : Ordinary shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	3,052	18.49	11,401	0.00
100 - 1,000	7,241	43.88	4,366,736	0.62
1,001 - 10,000	4,603	27.89	16,952,883	2.40
10,001 - 100,000	1,142	6.92	36,201,662	5.14
100,001 to less than 5% of issued shares	463	2.81	443,330,424	62.85
5% and above of issued shares	1	0.01	204,520,848	28.99
Total	**16,502**	**100.00**	**705,383,954**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(without aggregating the securities from different securities accounts belonging to the same depositor)

	Name	No.of Shares	% of Issued Capital
1.	Kien Huat Realty Sdn Berhad	204,520,848	28.99
2.	Kien Huat Realty Sdn Berhad	34,107,204	4.84
3.	UOBM Nominees (Asing) Sdn Bhd		
	United Overseas Bank Nominees (Pte) Ltd for Golden Hope Limited	28,145,690	3.99
4.	UOBM Nominees (Asing) Sdn Bhd		
	Tinehay Holdings Limited	24,400,000	3.46
5.	Cartaban Nominees (Asing) Sdn Bhd		
	SSBT Fund GB01 for Harbor International Fund	21,900,000	3.10
6.	Time Life Equity Sdn Bhd	11,523,996	1.63
7.	Alocasia Sdn Bhd	11,298,000	1.60
8.	HSBC Nominees (Asing) Sdn Bhd		
	Exempt An for JPMorgan Chase Bank, National Association (U.S.A.)	8,999,300	1.28
9.	Malaysia Nominees (Tempatan) Sendirian Berhad		
	Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)	8,074,900	1.14
10.	Lim Chee Wah	7,050,000	1.00
11.	Datacorp Sdn Bhd	7,043,200	1.00
12.	World Management Sdn Bhd	6,763,800	0.96
13.	HSBC Nominees (Asing) Sdn Bhd		
	HSBC BK PLC for Prudential Assurance Company Ltd	5,854,300	0.83
14.	Cartaban Nominees (Asing) Sdn Bhd		
	Government of Singapore Investment Corporation Pte Ltd for		
	Government of Singapore (C)	5,384,000	0.76
15.	Citigroup Nominees (Asing) Sdn Bhd		
	UBS AG	5,172,719	0.73
16.	World Management Sdn Bhd	4,894,800	0.69
17.	Citigroup Nominees (Asing) Sdn Bhd		
	Exempt An for American International Assurance Company Limited	4,891,900	0.69
18.	HSBC Nominees (Asing) Sdn Bhd		
	Exempt An for J.P. Morgan Bank Luxembourg S.A.	4,729,200	0.67
19.	HSBC Nominees (Asing) Sdn Bhd		
	Exempt An for JPMorgan Chase Bank, National Association (U.A.E.)	4,521,862	0.64
20.	HSBC Nominees (Asing) Sdn Bhd		
	Exempt An for J.P. Morgan Bank (Ireland) Public Limited Company	4,251,100	0.60

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)
(Without aggregating the securities from different securities accounts belonging to the same depositor)

	Name	No.of Shares	% of Issued Capital
21.	HSBC Nominees (Asing) Sdn Bhd *Exempt An for JPMorgan Chase Bank, National Association (U.K.)*	3,697,720	0.52
22.	Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, Inc.*	3,586,800	0.51
23.	Citigroup Nominees (Asing) Sdn Bhd *CTCL for Invesco Perpetual Asian Growth Fund*	3,506,200	0.50
24.	HSBC Nominees (Asing) Sdn Bhd *TNTC for Government of Singapore Investment Corporation Pte Ltd*	3,488,770	0.50
25.	ECM Libra Securities Nominees (Tempatan) Sdn Bhd *ECM Libra Partners Sdn Bhd for Lim Kok Thay (pledged)*	3,433,800	0.49
26.	Citigroup Nominees (Asing) Sdn Bhd *CB Lux for Vontobel Fund (Far East Equity)*	3,432,100	0.49
27.	HSBC Nominees (Asing) Sdn Bhd *Exempt An for JPMorgan Chase Bank, National Association (Netherlands)*	3,000,800	0.43
28.	HSBC Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited (301-708509-091)*	3,000,000	0.43
29.	Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Monetary Authority of Singapore (H)*	2,649,200	0.38
30.	Citigroup Nominees (Asing) Sdn Bhd *Royal Bank of Scotland as Depository for First State Asia Pacific Leader Fund (CB LDN)*	2,635,000	0.37
	Total	**445,957,209**	**63.22**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 2 May 2006

	No. of Shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Kien Huat Realty Sdn Berhad ("Kien Huat")	238,628,052	33.83	54,152,000^	7.68
Parkview Management Sdn Bhd	-	-	292,780,052*	41.51
Inforex Sdn Bhd	-	-	238,628,052+	33.83
Info-Text Sdn Bhd	-	-	238,628,052+	33.83
Dataline Sdn Bhd	-	-	238,628,052+	33.83

Notes:

^ Deemed interested through its subsidiaries
* Deemed interested through Kien Huat and its subsidiaries
+ Deemed interested through Kien Huat.

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
As At 2 May 2006

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	3,433,800	0.48680	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Tan Sri Mohd Amin bin Osman	134,000	0.01900	-	-
Mr Quah Chek Tin	1,000	0.00014	-	-

INTEREST IN SUBSIDIARY COMPANIES

Resorts World Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Mohd Amin bin Osman	122,000	0.0112	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	144,000	0.0193	-	-
Tan Sri Mohd Amin bin Osman	164,000	0.0220	-	-

Genting International P.L.C.

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	20,000	0.0004	-	-

AMERICAN DEPOSITORY RECEIPTS – LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 13 August 1999. Under the ADR programme, a maximum of 21 million ordinary shares of RM0.50 each representing approximately 3% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. The Bank of New York as the Depository Bank has appointed Malayan Banking Berhad as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2006, there were 105,000 ADR outstanding representing 525,000 ordinary shares of the Company which have been deposited with the sole custodian for the ADR Programme.

GENTING BERHAD

(7916-A)

Form of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No.: ______________
(FULL NAME IN BLOCK CAPITALS)

of ______________________________
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No.: ______________
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 21 June 2006 at 4.15 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No.: ______________
(FULL NAME IN BLOCK CAPITALS)

of ______________________________
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No.: ______________
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 21 June 2006 at 4.15 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy **"A"**	%
Second Proxy **"B"**	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors:					
Tun Mohammed Hanif bin Omar	Resolution 4				
Dr. R. Thillainathan	Resolution 5				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965:					
Tan Sri Mohd Amin bin Osman	Resolution 6				
Tan Sri Gunn Chit Tuan	Resolution 7				
To re-appoint Auditors	Resolution 8				
To empower Directors to issue and allot shares up to 10% of total issued and paid-up capital	Resolution 9				
To renew the authority for the purchase of own shares up to 10% of total issued and paid-up capital	Resolution 10				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this _____________ day of _______________ 2006

No. of Shares held	

____

Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back are set out in the Share Buy-Back Statement of the Company dated 30 May 2006 which is despatched together with the Company's 2005 Annual Report.

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